 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 1998
                                                     REGISTRATION NO. 333-41633

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                      POST-EFFECTIVE AMENDMENT NO. 2
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                   MBIA INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       CONNECTICUT                   6399                    06-1185706
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                                113 KING STREET
                            ARMONK, NEW YORK 10504
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                             LOUIS G. LENZI, ESQ.
                                   MBIA INC.
                                113 KING STREET
                            ARMONK, NEW YORK 10504
                                (914) 273-4545
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                   Copies to

 ANDREW L. SOMMER, ESQ.      RAM D. WERTHEIM, ESQ.    ROBERT L. FRIEDMAN, ESQ.
DEBEVOISE & PLIMPTON 875   CAPMAC HOLDINGS INC. 885       SIMPSON THACHER &
 THIRD AVENUE NEW YORK,     THIRD AVENUE NEW YORK,     BARTLETT 425 LEXINGTON
     NEW YORK 10022             NEW YORK 10022          AVENUE NEW YORK, NEW
                                                             YORK 10017

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and upon consummation of the transactions described in the enclosed Proxy
Statement/Prospectus.

  If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                                   MBIA INC.

                                  PROSPECTUS

                               ----------------

                             CAPMAC HOLDINGS INC.

                                PROXY STATEMENT

                               ----------------

                   SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS
                            DATED DECEMBER 29, 1997

  This Supplement (the "Supplement") supplements the Proxy Statement/Prospectus, dated December 29, 1997 (the "Proxy Statement/Prospectus"), previously furnished to the stockholders of CapMAC Holdings Inc., a Delaware corporation ("CapMAC"), relating to the special meeting of stockholders of CapMAC to be held on February 17, 1998 (the "Special Meeting"). As described in the Proxy Statement/Prospectus, at the Special Meeting the CapMAC stockholders will be asked to consider and act on a proposal providing for the merger (the "Merger") of CapMAC with and into CMA Acquisition Corporation, a Delaware corporation ("Sub") and a subsidiary of MBIA Inc., a Connecticut corporation ("MBIA") in accordance with the terms of the Agreement and Plan of Merger, dated as of November 13, 1997 (the "Original Agreement", and, as amended by Amendment No. 1 thereto, dated January 16, 1998 (the "Amendment), the "Merger Agreement"), among MBIA, Sub and CapMAC.

  By virtue of the Amendment, the Merger Agreement now provides that each share of CapMAC Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by CapMAC as treasury stock or owned by MBIA or Sub or any other direct or indirect subsidiary of MBIA or CapMAC, all of which will be canceled) will be converted into the right to receive that number of shares of MBIA Common Stock equal to the quotient (the "Exchange Ratio") determined by dividing $31.00 (rather than $35.00 as provided in the Original Agreement) by the average of the closing sales prices of MBIA Common Stock as reported on the NYSE Composite Tape on each of the fifteen consecutive trading days immediately preceding the third trading day prior to the effective time of the Merger, rounded to the nearest 1/10,000th. In contrast to the original terms of the Merger, such Exchange Rate will not be subject to any "collars" in the event of a significant change in the price of MBIA Common Stock.

  This Supplement should be read in conjunction with the information set forth in the Proxy Statement/Prospectus. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Proxy Statement/Prospectus. If you wish to receive another copy of the Proxy Statement/Prospectus, please call CapMAC's Investor Relations Office ((212) 755-1155) or Charles Koons of MacKenzie Partners, Inc. ((212) 929-5500). The information contained herein with respect to the change in the Exchange Ratio and the other amendments to the Original Agreement effected by the Amendment supersedes the description of the Exchange Ratio and related matters in the Proxy Statement/Prospectus, including under "SUMMARY OF PROXY STATEMENT/PROSPECTUS--The Proposed Merger", "SUMMARY PRO FORMA PER SHARE AND OTHER DATA", "RISK FACTORS--Determination of Exchange Ratio", "SELECTED PRO FORMA FINANCIAL DATA", "THE PROPOSED MERGER--Conversion of Shares", "THE PROPOSED MERGER--The Merger Agreement--Other Acquisition Proposals; Fees and Expenses; Termination".

  On January 26, 1998, the most recent practicable date prior to the printing of this Supplement, the closing price of MBIA Common Stock as reported on the NYSE Composite Tape was $64 3/8 per share, and the closing price of CapMAC Common Stock as reported on the NYSE Composite Tape was $30 3/16 per share. Based on approximately 19,959,121 shares of CapMAC Common Stock outstanding as of December 19, 1997 (on a fully diluted basis) and using an Exchange Ratio of
 .4816 based on the MBIA Common Stock Price of $64 3/8 on January 26, 1998, the most recent practicable price prior to printing this Supplement, the value of the aggregate consideration that will be issued to CapMAC stockholders in the Merger would be approximately $618.8 million. The actual value of the consideration issued to the CapMAC stockholders in the Merger will depend on the Exchange Ratio and the MBIA Common Stock Price at the Effective Time, STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR MBIA COMMON STOCK.

          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

  Certain of the statements contained in this Supplement and the Proxy Statement/Prospectus and in documents incorporated therein by reference may be considered forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation, (i) the statements in "THE PROPOSED MERGER--CapMAC's Reasons for the Merger; Recommendation of the CapMAC Board","--Opinion of CapMAC's Financial Advisor" and "--Plans for CapMAC After the Merger" concerning, among other things, (a) prospective considerations that the CapMAC Board took into account in arriving at its respective recommendation in favor of the Merger,
(b) MBIA management's belief with respect to the geographic and strategic fit of CapMAC with MBIA's existing business and (c) MBIA's plans for consolidating CapMAC's operations and MBIA management's expectations concerning the time to complete such consolidation, and (ii) variations in the foregoing statements whenever they appear in this Supplement and the Proxy Statement/Prospectus and the documents incorporated therein by reference. Forward-looking statements are made based upon either MBIA or CapMAC management's current expectations and beliefs concerning future developments and their potential effects upon MBIA or CapMAC, respectively. There can be no assurance that future developments affecting either MBIA or CapMAC will be those anticipated by their respective managements. Actual results differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: changes in general economic conditions, including the performance of financial markets and interest rates; competitive, regulatory, or tax changes that affect the cost of or demand for MBIA's or CapMAC's products; the uncertainty inherent in establishing appropriate levels of loss reserves by CapMAC, the potential reduction in the total estimated present value of future revenues actually realized by CapMAC by factors such as early termination of insurance contracts, accelerated prepayments of underlying obligations or lower than anticipated utilization of insured structured programs, such as commercial paper conduits; MBIA's failure to achieve anticipated levels of earnings or operational efficiencies related to recently acquired companies, as well as other cost-saving initiatives; and difficulties in combining the operations of MBIA with the operations of CapMAC, and the potential loss of key personnel in connection with the Merger.

  While CapMAC and MBIA each reassess material trends and uncertainties affecting each company's financial condition and results of operations, in connection with its preparation of management's discussion and analysis of financial condition and results of operations contained in each company's quarterly and annual reports, neither CapMAC nor MBIA intends to review or revise in light of future events any particular forward-looking statement referenced in this Supplement and the Proxy Statement/Prospectus or incorporated therein by reference.

  The information referred to above should be considered by CapMAC stockholders when reviewing any forward-looking statements contained in this Supplement and the Proxy Statement/Prospectus, in any documents incorporated therein by reference, in any of CapMAC's or MBIA's public filings or press releases or in any oral statements made by either CapMAC or MBIA or any of their respective officers or other persons acting on their behalf. By means of this cautionary statement, each of CapMAC and MBIA intends to avail itself of the safe harbor from liability with respect to forward-looking statements that is provided by Section 27A and Section 21E referred to above.

                      THE DATE OF THIS SUPPLEMENT TO THE

              PROXY STATEMENT/PROSPECTUS IS JANUARY 27, 1998

                         CERTAIN AVAILABLE INFORMATION

  The Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith, including, without limitation, MBIA's current report on Form 8-K dated January 16, 1998 and CapMAC's current report on Form 8-K dated January 20, 1998. A copy of such documents is available without charge to any person, including any beneficial owner, to whom this Supplement and the Proxy Statement/Prospectus is delivered, upon written or oral request of such person. Requests for such documents relating to MBIA should be directed to MBIA Inc., 113 King Street, Armonk, New York 10504, Attention: Investor Relations, telephone number (914) 273-4545; and documents relating to CapMAC should be directed to CapMAC Holdings Inc., 885 Third Avenue, New York, New York 10022, Attention: Investor Relations, telephone number (212) 755-1155.

                               TABLE OF CONTENTS

CERTAIN AVAILABLE INFORMATION.............................................    3
CERTAIN RECENT DEVELOPMENTS...............................................    4
  General.................................................................    4
  Background of the Merger Update.........................................    4
  Amendment to Merger Agreement...........................................    6
  Opinion of CapMAC's Financial Advisor...................................    8
  Pro Forma Financial Information Update..................................   11
  Filings and Approvals by Insurance Regulators Update....................   12
Annex A--Amendment No. 1, dated January 16, 1998 to the Agreement and Plan of Merger dated as of November 13, 1997
Annex B--Opinion of Salomon Brothers Inc, dated January 16, 1998

                          CERTAIN RECENT DEVELOPMENTS

GENERAL

  As a result of certain developments described below under "--Background of the Merger Update", the Original Agreement was amended in several respects. The amendments include (i) a revised exchange ratio based on $31.00 (rather than $35.00 as originally provided), (ii) the elimination of the "collar" from the exchange ratio, (iii) the provision for an $8 million facility fee to be paid to MBIA if the Original Agreement were terminated under the circumstances triggering the payment of the $19.4 million Termination Fee, (iv) a 60-day suspension of CapMAC's ability to provide information to and conduct negotiations with any potential bidder and (v) a mutual right to terminate the Merger Agreement if CapMAC's stockholders do not approve the Merger by March 15, 1998. The parties also agreed to amend the definition of "Material Adverse Effect" in the Original Agreement so that no further adverse developments in Asia would be considered a Material Adverse Effect for purposes of preconditions to the Closing. See "--Amendment to Merger Agreement".

BACKGROUND OF THE MERGER UPDATE

  In connection with its financial guaranty business, CapMAC's insurance subsidiary Capital Markets Assurance Corporation ("CapMAC Assurance") has issued guarantees of the payments due on obligations issued by entities located in certain Asian countries, with a significant concentration in government-owned entities in Korea. CapMAC Assurance has also issued guarantees of the payment obligations on collateralized bond obligations that were backed by various bonds issued by sovereign and corporate entities located in emerging market countries, including various Asian countries.

  CapMAC Assurance reinsured a portion of its exposure on such policies with Asian Securitization and Infrastructure Assurance (pte) Ltd. ("ASIA Ltd"), a Singapore-based bond guarantor specializing in Asian obligations in which CapMAC has an 11% equity interest. CapMAC has invested $10.4 million in the equity of ASIA Ltd and has committed to invest an additional $4.9 million of equity. A subsidiary of CapMAC also provides advice to ASIA Ltd under a technical assistance agreement. In addition, in a few instances a policy issued by ASIA Ltd was used to obtain an investment grade rating with respect to an obligation guaranteed by CapMAC Assurance. At the time that CapMAC Assurance issued or committed to issue guarantees of Asian obligations and/or reinsured such guarantees with ASIA Ltd, the countries in which such entities were located were rated investment grade and ASIA Ltd was rated "A" by Standard & Poor's Ratings Services Corporation ("S&P") and "AA" by Duff & Phelps Credit Rating Co.

  Between December 21, 1997 and December 31, 1997, due to increasing instability in the Asian financial markets, S&P and Moody's Investors Service, Inc. ("Moody's") downgraded to below investment grade the sovereign credit ratings of various Asian countries, including various countries in which CapMAC Assurance has exposure. On December 11, 1997 and December 22, 1997, S&P twice downgraded its rating of Korea's sovereign dollar-denominated obligations, from "A-" to "B+". Until late October 1997, S&P had rated Korea's sovereign dollar-denominated obligations "AA-".

  As of the date hereof, the net par amount (i.e., the principal amount guaranteed after giving effect to reinsurance) of direct obligations insured by CapMAC Assurance in Korea, Indonesia and Thailand, which were downgraded by S&P, are $425 million, $55 million and $25 million, respectively. In addition, CapMAC Assurance has reinsured an aggregate of approximately $320 million par amount of its policies for obligations in Korea, Indonesia and Thailand, of which $232.5 million has been reinsured with ASIA Ltd. CapMAC Assurance has also reinsured an aggregate of approximately $481 million par amount of its policies on other investment grade obligations with ASIA Ltd, of which approximately $214 million is reinsurance for direct investment grade obligations issued by or on behalf of entities located in China, Hong Kong and Malaysia. In addition, CapMAC Assurance has relied on two policies issued by ASIA Ltd in the amounts of $30 million and $40 million, respectively, to obtain investment grade ratings on obligations insured by CapMAC Assurance. There have been no claims under any of these policies, the portfolio continues to perform within expectations and CapMAC's management currently does not anticipate any claims under such policies.

  On January 7, 1998, S&P placed ASIA Ltd on credit watch due to its large concentration of policies guaranteeing obligations of entities located in Korea and Indonesia, whose sovereign credit ratings had been lowered to "B+" and "BB" respectively. S&P indicated that unless ASIA Ltd arranged by January 15, 1998 to have all of its Korean exposure assumed by a third party, its rating would be downgraded to "BB". Between January 8 and January 15, 1998, ASIA Ltd, with the assistance of CapMAC and its other stockholders, tried to arrange a facility to assume ASIA Ltd's Korean exposure, but was unable to do so in that short time period. ASIA Ltd is continuing its efforts to implement a facility that would enable S&P to restore an investment grade rating. If ASIA Ltd fails to implement such a facility, its business would be adversely affected and CapMAC's investment in ASIA Ltd could be impaired.

  On January 8, 1998, in connection with its review of the exposure to Asian countries of all monoline financial guaranty companies, S&P asked CapMAC Assurance to provide information about its Asian exposure and to submit by January 16 information about its capital ratios based on certain tests used by S&P to determine the capital adequacy of financial guaranty companies. The next day S&P provided to CapMAC the capital ratios that it would be requiring for Asian obligations in light of the recent downgrades.

  On January 15, 1998, S&P downgraded ASIA Ltd's rating to "BB". ASIA Ltd's downgrading also resulted in corresponding downgrades in some obligations within CapMAC Assurance's insured portfolio. In addition, S&P advised CapMAC that in assessing CapMAC Assurance's capital adequacy it would no longer give any credit for the reinsurance that CapMAC Assurance had received from ASIA Ltd because such reinsurance was now from a non-investment grade provider.

  In response to these developments and CapMAC's concern that S&P might require CapMAC Assurance to obtain additional capital support, on January 8th and 9th CapMAC started discussions with third party reinsurers about participating in a reinsurance facility that would provide CapMAC Assurance with additional capital support in the event such support were to be required by S&P. By January 13th, several reinsurers had indicated their willingness to participate in and/or syndicate such a reinsurance facility, subject to their evaluation of further information.

  On January 14, 1998, CapMAC provided to S&P the requested information about its capital adequacy, which indicated that after applying the tests used by S&P to the Asian obligations guaranteed by CapMAC Assurance, as well as those reinsured by ASIA Ltd, CapMAC Assurance's capital ratios were below the ratios that S&P indicated were required for a triple-A monoline financial guaranty company. At the same time, CapMAC informed S&P that it was confident, based on its discussions with various reinsurers, that within a few days it would be able to arrange a reinsurance facility that would bring CapMAC Assurance's capital ratios back into compliance with S&P's requirements.

  On the morning of January 15, S&P informed CapMAC that it needed to provide S&P that same afternoon (when S&P planned to review ASIA Ltd's credit ratings and CapMAC Assurance's Asian exposure in light of recent events) with satisfactory assurances for a reinsurance or other capital support facility that would bring CapMAC Assurance's capital ratios into compliance with S&P's requirements. Based on its discussions with S&P, CapMAC estimated the amount of such additional support to be $100 million. Due to its concern that it would not be able to deliver such assurances in form acceptable to S&P by the specified deadline, which could result in CapMAC Assurance's ratings being placed on credit watch, CapMAC called MBIA to ask it to provide the capital support required by S&P, at least until alternative reinsurance arrangements could be put in place.

  In response to CapMAC's request, MBIA indicated that it would be prepared to provide a commitment for the necessary additional capital support, but that, in order to avoid prejudicing its rights under the Original Agreement, MBIA would do so only if CapMAC would acknowledge that the effect on CapMAC of CapMAC Assurance's Asian exposure and the imminent action contemplated by S&P gave MBIA the right to terminate the Original Agreement. CapMAC accepted MBIA's condition. MBIA then informed S&P that it would provide the required capital support to CapMAC Assurance, up to $90 million. CapMAC had made arrangements with other reinsurers for the additional required amount. As a result, S&P did not take any action with respect to CapMAC Assurance's ratings.

  During a meeting of CapMAC's Board of Directors convened later that afternoon to report all of these developments to the Board, Moody's called CapMAC to report that given its concerns about (i) CapMAC

Assurance's Asian exposure, (ii) the possible impact that recent events in Asia, including S&P's downgrading of ASIA Ltd, could have on CapMAC and (iii) the fact that such events created some uncertainty about whether the Merger would in fact be consummated, Moody's was considering immediately placing CapMAC Assurance on review for possible downgrade. At CapMAC's request, Moody's gave CapMAC until the next morning for CapMAC and MBIA to affirm that the Merger would not be affected by these events. Given these developments and the significant consequences that credit watch status by either Moody's or S&P could have on CapMAC, the Board of Directors authorized John B. Caouette, Chairman of the Board, President and Chief Executive Officer of CapMAC, to commence discussions with David H. Elliott, Chairman of MBIA, that evening to reaffirm the Merger and renegotiate the terms if necessary.

  That evening Messrs. Caouette and Elliott discussed these latest developments and Moody's request that CapMAC and MBIA reaffirm the Merger. Mr. Elliott indicated that MBIA was prepared to do so, but that due to the additional capital that MBIA estimated would be required by S&P to support CapMAC Assurance's Asian exposure, it could only do so if CapMAC agreed to a reduction in the Merger Consideration. After deliberating with his advisors, Mr. Elliott proposed to Mr. Caouette that the exchange ratio be revised so that the Merger Consideration at the Effective Time would equal $30.50 per share of CapMAC Common Stock (rather than $35.00 as originally provided) and that in contrast to the original terms, such exchange ratio would not be subject to any "collars" in the event of a significant change in the price of MBIA Common Stock. It was also proposed that MBIA be compensated on some basis for its commitment to provide the necessary capital support to CapMAC, and lastly that CapMAC's ability to provide information to and conduct negotiations with any potential bidder be suspended for a 90-day period.

  After further discussions between them and among their respective advisors, around midnight on January 15, 1998, Messrs. Elliott and Caouette agreed to an exchange ratio based on $31.00, without any "collars", a facility fee of $8 million in consideration for MBIA's capital support commitment to be paid to MBIA if the Merger Agreement were terminated under the circumstances triggering the payment of the $19.4 million Termination Fee, a 60-day suspension of CapMAC's ability to provide information to and conduct negotiations with any potential bidder and a mutual right to terminate the Merger Agreement if CapMAC's stockholders did not approve the Merger by March 15, 1998. The parties also agreed to amend the definition of "Material Adverse Effect" in the Original Agreement so that no further adverse developments in Asia would be considered a Material Adverse Effect for purposes of the preconditions to the Closing.

  Early the next morning of January 16, 1998, the Board of Directors of CapMAC met to consider the revised terms of the Merger. At that meeting, Mr. Caouette gave the Board the background leading up to the negotiations on January 15, 1998, he and the Company's legal advisors outlined the proposed revisions in the terms of the Merger and Salomon Brothers discussed financial aspects of the revised terms. Salomon Brothers rendered its oral opinion, confirmed by a subsequent written opinion dated the same date, that as of that date the revised consideration to be received by the holders of CapMAC Common Stock in the Merger was fair from a financial point of view to such stockholders. After discussion and consideration, the CapMAC Board voted unanimously (with 1 director not present) to approve the Amendment to the Original Agreement incorporating these revised terms. Mr. Elliott telephoned each of the members of the Board of Directors of MBIA early in the morning of January 16, 1998 and advised them of the previous evening's developments, including the terms of the Amendment. Each of the members of the Board orally indicated his or her approval of the Amendment and subsequently executed a unanimous written consent of the Board approving the Amendment. The Amendment was signed by the two companies late in the morning of January 16, 1998.

  In view of the circumstances outlined above, the CapMAC Board believes that the revised terms of the Merger are fair to and in the best interests of CapMAC and its stockholders and recommends that the holders of CapMAC Common Stock vote FOR approval and adoption of the Merger Agreement.

AMENDMENT TO MERGER AGREEMENT

  The following is a brief summary of certain aspects of the amendments to the Original Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is included in this Supplement as Annex A, and the Original Agreement, a copy of which is included in the Proxy Statement/Prospectus as Annex A, and which are incorporated herein by reference.

 Conversion of Shares

  By virtue of the Amendment, the Merger Agreement now provides that each share of CapMAC Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by CapMAC as treasury stock or owned by MBIA or Sub or any other direct or indirect subsidiary of MBIA or CapMAC, all of which will be canceled) will be converted into the right to receive that number of shares of MBIA Common Stock equal to the quotient (the "Exchange Ratio") determined by dividing $31.00 by the average of the closing sales prices of MBIA Common Stock as reported on the NYSE Composite Tape on each of the fifteen consecutive trading days immediately preceding the third trading day prior to the Effective Time, rounded to the nearest 1/10,000th.

  The Original Agreement provided that the numerator in the Exchange Ratio was $35.00 and that the Exchange Ratio would be .6604 if the MBIA Common Stock Price was less than $53.00 and .5 if the MBIA Common Stock Price was more than $70.00 (the "Collar"). By virtue of the Amendment, the numerator in the Exchange Ratio was lowered from $35 to $31 and the Collar was eliminated.

  The table below illustrates the effect of the Amendment on the Exchange Ratio. BECAUSE THE EXCHANGE RATIO IS DETERMINED BY DIVIDING $31.00 BY THE MBIA COMMON STOCK PRICE, THE CALCULATION OF WHICH PRICE DEPENDS ON THE EFFECTIVE TIME OF THE MERGER, THE ACTUAL NUMBER OF SHARES (OR FRACTION OF A SHARE) OF MBIA COMMON STOCK EXCHANGEABLE IN THE MERGER FOR EACH SHARE OF CAPMAC COMMON STOCK MAY DIFFER FROM THE NUMBER OF SHARES OF MBIA COMMON STOCK INDICATED IN THE TABLE. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR MBIA COMMON STOCK.

       ILLUSTRATION OF THE EFFECT OF THE AMENDMENT ON THE EXCHANGE RATIO

                                  EXCHANGE RATIO PRIOR EXCHANGE RATIO SUBSEQUENT
   TRADING AVERAGE                  TO THE AMENDMENT       TO THE AMENDMENT
   ---------------                -------------------- -------------------------
   $45.00........................        .6604                   .6889
   $55.00........................        .6364                   .5636
   $65.00........................        .5385                   .4769
   $75.00........................        .5000                   .4133

  Based on the closing price as reported on the NYSE Composite Tape on January 26, 1998 for the MBIA Common Stock of $64 3/8 per share, shareholders of CapMAC would receive .4816 shares of MBIA Common Stock in exchange for each of their shares of CapMAC Common Stock.

 Definition of Material Adverse Effect

  By virtue of the Amendment, the Merger Agreement now provides that the definition of Material Adverse Effect is any adverse change or effect that is materially adverse to the financial condition, results of operations, assets, liabilities or business of a person or on the ability of such person to perform its obligations hereunder, but shall exclude any change or effect resulting from any occurrence or condition generally affecting the industry in which such person and its subsidiaries operate (including without limitation any change or proposed change in insurance laws or regulations in any jurisdiction or official interpretations thereof), any occurrence or condition relating to developments in Asia and any occurrence or condition arising out of the transactions contemplated by this Agreement or the public announcement thereof.

  The Original Agreement did not include the phrase "excluding any occurrence or condition relating to developments in Asia".

 Other Acquisition Proposals

  By virtue of the Amendment, the Merger Agreement now provides that after March 15, 1998, CapMAC may, directly or indirectly, furnish information and access, in each case only in response to a written request for such information or access made after January 16, 1998 by any person which was not encouraged, solicited or initiated by CapMAC or any of its officers, directors, employees, representatives or agents after the date of the Original Agreement, and participate in discussions and negotiate with such person concerning any Acquisition Proposal, if, and only to the extent that (i) such person has submitted a bona fide definitive written Acquisition Proposal to the Board of Directors of CapMAC, (ii) the Board, after consultation with its independent financial advisors, determines that (x) the person making such Acquisition Proposal is reasonably capable of completing such Acquisition Proposal, taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (y) such Acquisition Proposal involves consideration to CapMAC's stockholders and other terms and conditions that, taken as a whole, are superior to the Merger, and (iii) the Board determines in good faith, based upon the advice of outside counsel to CapMAC, that taking any such action is necessary for the Board to comply with its fiduciary duty to stockholders under applicable law.

  The Original Agreement provided that CapMAC could take actions described in the preceding paragraph at any time, and not only after March 15, 1998.

 Termination

  By virtue of the Amendment, the Merger Agreement now provides that the Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time by MBIA or CapMAC if the CapMAC stockholder approval shall not have been obtained on or before March 15, 1998. The Original Agreement contained no such provision.

 Fees and Expenses

  By virtue of the Amendment, the Merger Agreement now provides for an additional fee of $8 million (the "Facility Fee") to be paid to MBIA by CapMAC in any circumstance under which CapMAC pays to MBIA the Termination Fee of $19 million. The Amendment also provides that, in addition to the other circumstances under which CapMAC must pay to MBIA the Termination Fee and the Facility Fee described in the Proxy Statement/Prospectus under "--The Merger Agreement--Fees and Expenses", if (1) MBIA terminates the Merger Agreement if the CapMAC stockholder approval shall not have been obtained on or before March 15, 1998 as described in the preceding paragraph, (2) prior to such termination an Acquisition Proposal shall have been publicly announced (other than an Acquisition Proposal made prior to the date of the Original Agreement) and (3) within six months thereafter, (A) CapMAC enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated involving any party (x) with whom CapMAC had any discussions with respect to an Acquisition Proposal, (y) to whom CapMAC furnished information with respect to or with a view to an Acquisition Proposal or (z) who had submitted a proposal or expressed any interest publicly in an Acquisition Proposal, in the case of each of clauses (x), (y) and (z), prior to such termination, or (B) CapMAC enters into a definitive agreement with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or (B) above, CapMAC shall pay the Termination Fee and the Facility Fee upon the earlier of the execution of such agreement or upon consummation of such Acquisition Proposal or Superior Proposal.

OPINION OF CAPMAC'S FINANCIAL ADVISOR

  In connection with the Amendment, Salomon Brothers was requested to render an opinion as to the fairness, from a financial point of view, to the holders of CapMAC Common Stock of the revised consideration to be received by such holders in the Merger. Salomon Brothers rendered an opinion to the CapMAC Board on January 16, 1998 to the effect that, based upon and subject to the considerations set forth in such opinion, as of such date, the consideration to be received by the holders of CapMAC Common Stock in the Merger was fair to such holders from a financial point of view.

  The full text of Salomon Brothers' January 16, 1998 fairness opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex B to this Supplement. The summary of Salomon Brothers' opinion set forth below is qualified in its entirety by reference to the full text of such opinion. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION IN ITS ENTIRETY.

  In connection with rendering its opinion, Salomon Brothers reviewed and analyzed, among other things, the following: (i) the Original Agreement, including the Exhibits and Schedules thereto; (ii) the Amendment; (iii) certain publicly available information concerning CapMAC, including the Annual Reports on Form 10-K of CapMAC for each of the years in the two year period ended December 31, 1996 and the Quarterly Reports on Form 10-Q of CapMAC for each of the quarters from March 31, 1996 through September 30, 1997; (iv) certain internal information, primarily financial in nature, including projections, concerning the business and operations of CapMAC furnished to Salomon Brothers by CapMAC for purposes of its analysis; (v) certain other information concerning the properties, investments, capital requirements, business and operations of CapMAC and the impact thereon of recent developments, particularly the credit agency downgrading to below investment grade of the sovereign credit ratings of various Asian countries, including various countries in which CapMAC Assurance has exposure, and of ASIA Ltd, a bond guarantor specializing in Asian obligations in which CapMAC has an 11% equity interest, and the corresponding downgrade in selected underlying ratings within CapMAC Assurance's insured portfolio; (vi) statutory financial information of CapMAC's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1996 and for the three month periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (vii) certain publicly available information concerning the trading of, and the trading market for, CapMAC Common Stock; (viii) certain publicly available information concerning MBIA, including the Annual Reports on Form 10-K of MBIA for each of the years in the three year period ended December 31, 1996 and the Quarterly Reports on Form 10-Q of MBIA for each of the quarters in the two year period ended September 30, 1997; (ix) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of MBIA furnished to Salomon Brothers by MBIA for purposes of its analysis; (x) statutory financial information of MBIA's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1996 and for the three month periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (xi) certain publicly available information concerning the trading of, and the trading market for, the MBIA Common Stock; (xii) certain publicly available information with respect to certain other companies that Salomon Brothers believed to be comparable to CapMAC and to MBIA, and the trading markets for certain of such other companies' securities; and (xiii) certain publicly available information concerning the nature and terms of certain other transactions that Salomon Brothers considered relevant to its inquiry. Salomon Brothers had also been advised that CapMAC was informed by the ratings agencies that it was likely to have its credit ratings put on review for possible downgrade as a result of recent developments, particularly related to the exposure of CapMAC Assurance's insured portfolio for securities issued by recently downgraded Asian issuers, in the absence of additional capital support. Salomon Brothers also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant. Salomon Brothers also met with certain officers and employees of CapMAC and MBIA to discuss the foregoing as well as other matters Salomon Brothers believed relevant to its inquiry.

  In its review and analysis and in arriving at its opinion, Salomon Brothers assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and neither attempted independently to verify nor assumed responsibility for verifying any of such information and further relied upon the assurances of management of CapMAC that they are not aware of any facts that would make any of such information inaccurate or misleading. Salomon Brothers did not conduct a physical inspection of any of the properties or facilities of CapMAC or MBIA, nor did it make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities. With respect to projections, Salomon Brothers assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of CapMAC and MBIA, respectively, as to the respective future financial performance of CapMAC and MBIA. Salomon Brothers expressed no view with respect to such projections or the assumptions on which they were based. Salomon Brothers further assumed that the conditions precedent to the Merger contained in the Merger Agreement will be satisfied and the Merger will be consummated in accordance with the terms of the Merger Agreement.

  In conducting its analysis and arriving at its January 16, 1998 opinion, Salomon Brothers considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following:
(i) the historical and current financial position and results of operations of CapMAC and MBIA; (ii) the business prospects of CapMAC and MBIA, including, with respect to CapMAC Assurance, the impact of recent developments in Asia affecting its insured portfolio exposure and capital requirements and the likelihood that its credit ratings would be put on review for a possible downgrade as a result thereof; (iii) the historical and current market for CapMAC Common Stock, the MBIA Common Stock and the equity securities of certain other companies that Salomon Brothers believed to be comparable to CapMAC or MBIA, and the potential market performance of CapMAC Common Stock as a result of a likely review of, and possible downgrade in, the credit ratings of CapMAC Assurance in the absence of additional capital support; and (iv) the nature and terms of certain other acquisition transactions that Salomon Brothers believed to be relevant. Salomon Brothers also took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuation generally. Salomon Brothers' opinion necessarily was based upon conditions as they existed and could be evaluated on the date thereof and Salomon Brothers assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after such date. Salomon Brothers' opinion does not constitute an opinion or imply any conclusions as to the likely trading range for the MBIA Common Stock following consummation of the Merger. Salomon Brothers' opinion was for the sole benefit of the CapMAC Board in its consideration of the Merger and the Amendment and was, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of CapMAC Common Stock in the Merger and does not address CapMAC's underlying business decision to effect the Merger or constitute a recommendation to any holder of Company Common Stock as to how such holder should vote with respect to the Merger.

  Salomon Brothers has advised the CapMAC Board that, based on an express disclaimer in the Engagement Letter, Salomon Brothers does not believe that any person (including a stockholder of CapMAC), other than CapMAC or the CapMAC Board, has a legal right to rely upon its fairness opinion to support any claims against Salomon Brothers arising under applicable state law and that, should any such claims be brought against Salomon Brothers by any such person, this assertion will be raised as a defense. In the absence of applicable state law authority, the availability of such a defense will be resolved by a court of competent jurisdiction. Resolution of the question of the availability of such a defense, however, will have no effect on the rights and responsibilities of the CapMAC Board under applicable state law. Nor would the availability of such a state law defense to Salomon Brothers have any effect on the rights and responsibilities of either Salomon Brothers or the CapMAC Board under the federal securities laws.

  In connection with its opinion dated January 16, 1998, Salomon Brothers updated certain of the analyses performed in connection with its prior opinion delivered on November 13, 1997, as described in the Proxy Statement/Prospectus, and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith. Salomon Brothers analyzed the impact of recent developments in Asia affecting CapMAC Assurance's insured portfolio exposure and additional capital requirements, as well as the potential impact on its investment in ASIA Ltd. In that connection, based upon management's estimate of the additional capital that could be required to be maintained by CapMAC as a result of those developments, Salomon Brothers calculated the aggregate potential cost to CapMAC of such additional capital. Salomon Brothers calculated an aggregate loss in value per share of CapMAC Common Stock resulting from such recent developments ranging from $2.86 per share to $5.33 per share. In light of this diminution in the implied value of the shares of CapMAC Common Stock derived from the various analyses performed by Salomon Brothers, as noted above, Salomon Brothers confirmed its opinion, based upon and subject to the considerations set forth in the January 16, 1998 written opinion included with this Supplement, that the consideration to be received by the holders of CapMAC Common Stock in the Merger was fair to such holders, from a financial point of view, as of such date.

PRO FORMA FINANCIAL INFORMATION UPDATE

  The following table presents selected financial data of MBIA and CapMAC, on a pro forma basis, giving effect to the revised Exchange Ratio. This section supersedes the information provided in the Proxy Statement/Prospectus under "SUMMARY PRO FORMA PER SHARE AND OTHER DATA" and "SELECTED PRO FORMA FINANCIAL DATA". Pro forma data was derived by combining the historical financial statements of MBIA with CapMAC's historical financial information, giving effect to the Merger using the "pooling of interests" method of accounting.

  Pro forma income statement-related per share amounts have been prepared as if the Merger had occurred at the beginning of the earliest period presented. These amounts do not include non-recurring items directly attributable to the Merger, including change in control costs and fees for investment bankers, accountants, and attorneys, or to MBIA's estimate of the expected annual operating expense savings from the Merger. Pro forma book value per share amounts have been prepared as if the Merger had occurred at the beginning of the earliest period presented and do not include the effect of additional shares that may be issued as a result of the exercise of CapMAC stock options.

  The information set forth below should be read in conjunction with the respective audited and unaudited consolidated financial statements and notes thereto of MBIA and CapMAC, which are incorporated herein by reference. Pro forma balance sheets and income statement are not presented herein since CapMAC does not fall within the definition of a "significant business" as defined in Rule 11-01(b) of Regulation S-X.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated on the date indicated, nor is it necessarily indicative of future operating results or financial position.

                                                                                         NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                          SEPTEMBER 30,
                          -----------------------------------------------------------  ----------------------
                             1992        1993         1994        1995        1996        1996        1997
                          ----------  ----------   ----------  ----------  ----------  ----------  ----------
                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)                 (UNAUDITED)
INCOME STATEMENT DATA:
 Insurance:
  Gross premiums
   written..............  $    386.3  $    504.2   $    405.5  $    406.0  $    533.5  $    385.5  $    439.8
  Net premiums written..       349.5       453.1        345.2       344.9       463.5       338.7       376.7
  Premiums earned.......       175.1       248.8        241.4       244.3       292.3       215.9       256.5
  Advisory fees and
   other income.........         1.1         4.9         11.3        17.0        27.1        21.3        17.9
  Net investment
   income...............       160.5       189.1        204.2       232.7       265.5       196.0       221.4
  Net realized gains....        10.0        11.2         10.2        12.7         9.9         9.8        11.8
 Income before income
  taxes and minority
  interest..............       254.4       342.0        354.3       379.7       456.0       342.9       385.1
 Net income.............       196.6       271.5        277.3       294.9       355.8       267.2       300.6
PER SHARE DATA(1):
 Earnings(2)............  $     2.24  $     2.98   $     3.06  $     3.25  $     3.75  $     2.82  $     3.11
 Dividends declared.....        0.38        0.47         0.57        0.66        0.73        0.54        0.58
 Book value(2)..........       17.24       19.96        21.27       27.54       29.68       28.42       33.42
BALANCE SHEET DATA:
 Investments............  $  2,701.2  $  3,734.7   $  5,069.4  $  6,937.1  $  8,008.0  $  7,549.4  $  8,578.6
 Total assets...........     3,233.9     4,319.3      5,700.8     7,658.8     9,019.2     8,382.4     9,897.7
 Deferred premium
  revenue...............     1,202.2     1,412.9      1,538.1     1,662.1     1,854.2     1,795.3     1,989.6
 Loss and loss
  adjustment expense
  reserve...............        28.4        37.5         45.3        49.0        70.3        61.2        88.6
 Long-term debt.........       313.6       313.7        313.8       388.9       389.0       389.0       488.8
 Shareholders' equity...     1,536.8     1,767.8      1,885.4     2,510.8     2,790.1     2,660.8     3,248.4
SELECTED FINANCIAL
 RATIOS:
 GAAP Basis(3)(5):
  Loss ratio............         3.7%        3.5 %        3.9%        5.6%        6.9%        6.4%        6.8 %
  Expense ratio.........        36.5%       31.2 %       32.8%       34.4%       32.1%       32.6%       30.5 %
  Combined ratio........        40.2%       34.7 %       36.7%       40.0%       39.0%       39.0%       37.3 %
 SAP Basis(4)(5):
  Loss ratio............         2.2%       (3.3)%        8.7%        0.4%        1.7%        1.9%       (0.2)%
  Expense ratio.........        23.0%       22.0 %       28.3%       27.2%       22.6%       23.0%       22.1 %
  Combined ratio........        25.2%       18.7 %       37.0%       27.6%       24.3%       24.9%       21.9 %
OTHER FINANCIAL DATA--
 NET INSURANCE IN FORCE:
 Net par amount
  outstanding...........  $116,134.0  $146,992.8   $173,714.9  $201,263.9  $252,899.1  $235.085.4  $291,002.4
 Net debt service
  outstanding...........   227,989.1   273,630.3    315,339.6   359,175.2   434,417.1   408,352.4   493,643.4

-------
(1) Per share amounts have been restated to reflect MBIA's 2-for-1 stock split in October 1997.
(2) Assumes an MBIA Common Stock Price of $67 1/16, the closing price on January 16, 1998, and an Exchange Ratio of .4623.
(3) The GAAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the GAAP expense ratio is underwriting expenses (adjusted for deferred policy acquisition costs) and operating expenses (excluding interest expense) divided by net premiums earned, in each case calculated in accordance with generally accepted accounting principles. The combined ratio is the total of the loss and expense ratios (see Note 2 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K") which is incorporated herein by reference).
(4) The SAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the SAP expense ratio is underwriting expenses divided by net premiums written, in each case calculated in accordance with statutory accounting practices. The combined ratio is the total of the loss and expense ratios.
(5) For a discussion of the principal differences between GAAP and SAP accounting, see Note 3 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the 1996 Form 10-K.

FILINGS AND APPROVAL BY INSURANCE REGULATORS UPDATE

  Before the Merger can be effected, the prior approval of the New York Insurance Department and the Commission de Controle des Assurances de France ("Commission des Assurances") must be obtained. MBIA has made the necessary filings with the aforementioned insurance regulatory authorities to obtain such approvals and is prepared to make any additional filings where necessary. While the parties are still awaiting notification of approval from the New York Insurance Department and the Commission des Assurance, the responses of such agencies are expected to be received prior to the Special Meeting.

                                                                        ANNEX A

                                AMENDMENT NO. 1

                                      TO

                         AGREEMENT AND PLAN OF MERGER

  AMENDMENT NO. 1, dated January 16, 1998, to AGREEMENT AND PLAN OF MERGER, dated as of November 13, 1997 (the "Original Agreement", and as so amended, the "Agreement"), among MBIA INC., a Connecticut corporation ("Parent"), CMA ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and CAPMAC HOLDINGS INC., a Delaware corporation (the "Company").

  WHEREAS, the Company, Parent and Sub have entered into the Original
Agreement;

  WHEREAS, the Company, Parent and Sub now wish to amend the Original Agreement as hereinafter provided;

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Sub and the Company hereby agree as follows:

    1. The preamble to the Original Agreement is hereby amended to read in its entirety as follows:

      AGREEMENT AND PLAN OF MERGER, dated as of November 13, 1997, as amended by Amendment No. 1 thereto, dated January 16, 1998 (as so amended, the "Agreement"), among MBIA INC., a Connecticut corporation ("Parent"), CMA ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and CAPMAC HOLDINGS INC., a Delaware corporation (the "Company").

    2. The second sentence of Section 1.6(a) of the Original Agreement is hereby amended to read in its entirety as follows:

      For purposes of this Agreement, "Exchange Ratio" means $31.00 divided by the Parent Common Stock Price (as defined below), rounded to the nearest 1/10,000.

    3. The second paragraph of Section 2.1 of the Original Agreement is hereby amended to read in its entirety as follows:

      As used in this Agreement, "Material Adverse Effect" means any adverse change or effect that is materially adverse to the financial condition, results of operations, assets, liabilities or business of a person or on the ability of such person to perform its obligations hereunder, but shall exclude any change or effect resulting from any occurrence or condition generally affecting the industry in which such person and its subsidiaries operate (including without limitation any change or proposed change in insurance laws or regulations in any jurisdiction or official interpretations thereof), any occurrence or condition relating to developments in Asia and any occurrence or condition arising out of the transactions contemplated by this Agreement or the public announcement thereof.

    4. The second sentence of Section 5.4(b) of the Original Agreement shall be amended to read in its entirety as follows:

      Notwithstanding the foregoing, the Company may, at any time after March 15, 1998, directly or indirectly, furnish information and access, in each case only in response to a written request for such information or access made after the date hereof by any person which was not encouraged, solicited or initiated by the Company or any of its officers, directors, employees, representatives or agents after the date hereof, and participate in discussions and negotiate with such person concerning any Acquisition Proposal, if, and only to the extent that (i) such person has submitted a bona fide definitive written Acquisition Proposal to the Board of Directors of the Company, (ii) the Board, after consultation with its independent financial advisors, determines that (x) the person making such Acquisition Proposal is reasonably capable of completing such Acquisition Proposal, taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (y) such Acquisition Proposal involves consideration to the Company's stockholders and other terms and conditions that, taken as a whole, are superior to the Merger (a proposal described in this clause (ii), a "Superior Proposal"), and
    (iii) the Board determines in good faith, based upon the advice of outside counsel to the Company, that taking any such action is necessary for the Board to comply with its fiduciary duty to stockholders under applicable law.

    5. Section 7.1(b) of the Original Agreement is hereby amended by deleting the word "or" where it appears at the end of clause (ii) thereof, replacing the period at the end of clause (iii) thereof with "; or", and by adding a new clause (iv) thereto reading as follows:

      (iv) if the Company Stockholder Approval shall not have been obtained on or before March 15, 1998.

    6. Section 7.1(d) of the Original Agreement is hereby amended to read in its entirety as follows:

      (d) By the Company in accordance with Section 5.4; provided that such termination under this clause (d) shall not be effective until the Company has made payment of the Termination Fee and the Facility Fee required by Section 7.3.

    7. Section 7.3(a) of the Original Agreement is hereby amended to read in its entirety as follows:

      (a) The Company shall pay, or cause to be paid, in same day funds to Parent $19.4 million (the "Termination Fee") and $8 million (the "Facility Fee") under the circumstances and at the times set forth as follows:

        (i) if Parent terminates this Agreement pursuant to Section 7.1(c) hereof, the Company shall pay the Termination Fee and the Facility Fee upon demand;

        (ii) if the Company terminates this Agreement pursuant to Section 7.1(d) hereof, the Company shall pay the Termination Fee and the Facility Fee concurrently therewith;

        (iii) if (1) Parent terminates this Agreement pursuant to Section 7.1(b)(iii), 7.1(b)(iv) or 7.1(e) and (2) prior to such termination an Acquisition Proposal shall have been publicly announced (other than an Acquisition Proposal made prior to the date hereof) and (3) within six months thereafter, (A) the Company enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated involving any party (x) with whom the Company had any discussions with respect to an Acquisition Proposal, (y) to whom the Company furnished information with respect to or with a view to an Acquisition Proposal or (z) who had submitted a proposal or expressed any interest publicly in an Acquisition Proposal, in the case of each of clauses (x), (y) and
      (z), prior to such termination, or (B) the Company enters into a definitive agreement with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or
      (B) above, the Company shall pay the Termination Fee and the Facility Fee upon the earlier of the execution of such agreement or upon consummation of such Acquisition Proposal or Superior Proposal.

    8. This Amendment shall be governed by the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies.

    9. Except as expressly provided in this Amendment, the Original Agreement shall continue in full force and effect in accordance with the provisions thereof.

    10. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

                                          MBIA INC.

                                          By: /s/ David H. Elliott
                                             ----------------------------------
                                             Name: David H. Elliott
                                             Title: Chairman

                                          CMA ACQUISITION CORPORATION

                                          By: /s/ David H. Elliott
                                             ----------------------------------
                                             Name: David H. Elliott
                                             Title: President

                                          CAPMAC HOLDINGS INC.

                                          By: /s/ Ram D. Wertheim
                                             ----------------------------------
                                             Name: Ram D. Wertheim
                                             Title: Managing Director and
                                              General Counsel

SALOMON BROTHERS INC                                                     ANNEX B
Seven World Trade Center
New York, New York 10048

212-783-7000

                                                        -----------------
                                                          SALOMON BROTHERS
                                                          ---------------------

                                                                January 16, 1998

Board of Directors
CapMAC Holdings Inc.
885 Third Avenue
New York, New York 10022

Members of the Board:

  You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of shares of common stock, par value $.01 per share (the "Company Common Stock"), of CapMAC Holdings Inc. (the "Company") of the consideration to be received by such stockholders in the revised proposed merger (the "Proposed Merger") of the Company with MBIA Inc. ("MBIA") pursuant to the Agreement and Plan of Merger (the "Agreement"), dated as of November 13, 1997, among MBIA, CMA Acquisition Corporation ("Acquisition Sub") and the Company, as amended by Amendment No. 1 (the "Amendment"), dated January 16, 1998, to the Agreement, among MBIA, Acquisition Sub and the Company (as so amended, the "Amended Agreement").

  As more specifically set forth in the Amended Agreement, in the Proposed Merger Acquisition Sub will be merged into the Company and each issued and outstanding share of the Company Common Stock will be converted into the right to receive shares of common stock, $1 par value, of MBIA ("MBIA Common Stock") valued at $31.00, based on the Average Closing Price (as defined below) of MBIA Common Stock. As used herein, the Average Closing Price shall mean the average of the closing sale prices of MBIA Common Stock on the New York Stock Exchange Composite Transactions Tape as reported by The Wall Street Journal on each of the 15 consecutive trading days immediately preceding the third trading day prior to the effective time of the Proposed Merger.

  As you are aware, Salomon Brothers Inc has acted as financial advisor to the Company in connection with the Proposed Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Proposed Merger. Additionally, Salomon Brothers Inc has previously rendered certain investment banking and financial services to the Company and MBIA, for which we received customary compensation. In addition, in the ordinary course of our business, we actively trade the debt and equity securities of both the Company and MBIA for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement, including the Exhibits and Schedules thereto; (ii) the Amendment; (iii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the two year period ended December 31, 1996 and the Quarterly Reports on Form 10-Q of the Company for each of the quarters from March 31, 1996 through September 30, 1997; (iv) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (v) certain other information concerning the properties, investments, capital requirements, business and operations of the

--------------------------------------------------------------------------------
                  SALOMON BROTHERS INC & WORLDWIDE AFFILIATES
--------------------------------------------------------------------------------
Atlanta . Bangkok . Beijing . Boston . Chicago . Frankfurt . Hong Kong . London
 . Los Angeles . Madrid . Melbourne . Mexico . Milan . Moscow . New Delhi . New York . Osaka . Paris . San Francisco . Seoul . Singapore . Sydney . Taipei . Tokyo . Toronto . Zug . Zurich

Company and the impact thereon of recent developments, particularly the credit agency downgrading to below investment grade of the sovereign credit ratings of various Asian countries, including various countries in which the Company has exposure, and of Asian Securitization and Infrastructure Assurance (pte) Ltd, a bond guarantor specializing in Asian obligations in which the Company has an 11% equity interest, and the corresponding downgrade in selected underlying ratings within the Company's insured portfolio; (vi) statutory financial information of the Company's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1996 and for the three month periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (vii) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock; (viii) certain publicly available information concerning MBIA, including the Annual Reports on Form10-K of MBIA for each of the years in the three year period ended December 31, 1996 and the Quarterly Reports on Form 10-Q of MBIA for each of the quarters in the two year period ended September 30, 1997; (ix) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of MBIA furnished to us by MBIA for purposes of our analysis;
(x) statutory financial information of MBIA's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1996 and for the three month periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (xi) certain publicly available information concerning the trading of, and the trading market for, the MBIA Common Stock; (xii) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and to MBIA, and the trading markets for certain of such other companies' securities; and (xiii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also been advised that the Company was informed by the rating agencies that it was likely to have its credit ratings put on review for possible downgrade as a result of recent developments, particularly related to the exposure of the Company's insured portfolio for securities issued by recently downgraded Asian issuers, in the absence of additional capital support. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant. We have also met with certain officers and employees of the Company and MBIA to discuss the foregoing as well as other matters we believe relevant to our inquiry.

  In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not conducted a physical inspection of any of the properties or facilities of the Company or MBIA, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities. With respect to projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and MBIA as to the respective future financial performance of the Company and MBIA and we express no view with respect to such projections or the assumptions on which they were based. We further have assumed that the conditions precedent to the Proposed Merger contained in the Amended Agreement will be satisfied and the Proposed Merger will be consummated in accordance with the terms of the Amended Agreement.

  In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following:
(i) the historical and current financial position and results of operations of the Company and MBIA; (ii) the business prospects of the Company and MBIA, including, with respect to the Company, as a result of the impact of recent developments in Asia affecting its insured portfolio exposure and capital requirements and the likelihood that its credit ratings would be put on review for a possible downgrade as a result thereof; (iii) the historical and current market for the Company Common Stock, the MBIA Common Stock and the equity securities of certain other companies that we believe to be comparable to the Company or MBIA, and the potential market performance of the Company Common Stock as a result of a likely review of, and possible downgrade in, the credit ratings of the Company in the absence of additional capital support; and (iv) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion as expressed below does not constitute an opinion or imply any conclusions as to the likely trading range for the MBIA Common Stock following consummation of the Proposed Merger. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock in the Proposed Merger and does not address the Company's underlying business decision to effect the Proposed Merger or constitute a recommendation to any holder of Company Common Stock as to how such holder should vote with respect to the Proposed Merger.

  This opinion is intended solely for the benefit of the Board of Directors of the Company in considering the transaction to which it relates and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Salomon Brothers Inc, except that this opinion may be reproduced in full in, and references to the opinion and to Salomon Brothers Inc and its relationship with the Company (in each case in such form as Salomon Brothers Inc shall approve) may be included in, the proxy statement the Company distributes to holders of Company Common Stock in connection with the Proposed Merger and in the registration statement on Form S-4 filed by MBIA of which such proxy statement forms a part.

  Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the consideration to be received by the holders of the Company Common Stock in the Proposed Merger is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          Salomon Brothers Inc

                                   MBIA INC.

                                  PROSPECTUS

                               ----------------

                             CAPMAC HOLDINGS INC.

                                PROXY STATEMENT

                               ----------------

  This Proxy Statement and Prospectus (the "Proxy Statement/Prospectus") relates to the proposed merger (the "Merger") of CMA Acquisition Corporation ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of MBIA Inc., a Connecticut corporation ("MBIA"), with and into CapMAC Holdings Inc., a Delaware corporation ("CapMAC"), pursuant to an Agreement and Plan of Merger, dated as of November 13, 1997 (the "Merger Agreement"), by and among MBIA, CapMAC and Merger Sub. In the Merger, Merger Sub will be merged with and into CapMAC, which will continue in existence as a wholly owned subsidiary of MBIA.

  As a result of the Merger, each issued and outstanding share of the common stock of CapMAC, par value $.01 per share ("CapMAC Common Stock") (other than shares held by CapMAC as treasury stock or owned by MBIA or Merger Sub or any other direct or indirect subsidiary of MBIA or CapMAC, all of which will be canceled), will be converted into the right to receive that number of shares of MBIA common stock, par value $1.00 per share ("Merger Consideration," and such stock, the "MBIA Common Stock"), equal to the quotient (the "Exchange Ratio") determined by dividing $35.00 by the average of the closing sales prices of MBIA Common Stock as reported on the New York Stock Exchange Composite Transactions Tape ("NYSE Composite Tape") on each of the fifteen consecutive trading days immediately preceding the third trading day prior to the effective time of the Merger (the "MBIA Common Stock Price"), rounded to the nearest 1/10,000th, provided that the Exchange Ratio will be .6604 if the MBIA Common Stock Price is less than $53.00 and .5 if the MBIA Common Stock Price is more than $70.00. CapMAC stockholders will receive cash in lieu of any fractional shares which would otherwise be issued in the Merger.

  On December 26, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing price of MBIA Common Stock as reported on the NYSE Composite Tape was $64 per share, and the closing price of CapMAC Common Stock as reported on the NYSE Composite Tape was $34 5/16 per share.

  This Proxy Statement/Prospectus constitutes (i) the proxy statement of CapMAC relating to the solicitation of proxies by its Board of Directors for use at a special meeting of CapMAC stockholders to be held at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York at 10:00 a.m., local time, on February 3, 1998 to approve and adopt the Merger Agreement (the "Special Meeting") and (ii) the prospectus of MBIA included as part of a Registration Statement filed with the Securities and Exchange Commission (the "Commission") with respect to the issuance (the "Share Issuance") of a minimum of approximately 9,979,561 to a maximum of approximately 13,181,004 shares of MBIA Common Stock as consideration in the Merger, such number of shares of MBIA Common Stock being referred to as the "Merger Shares," to holders of CapMAC Common Stock.

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being sent to CapMAC stockholders on or about December 31, 1997.

  IN REVIEWING THIS PROXY STATEMENT/PROSPECTUS, CAPMAC STOCKHOLDERS SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 20.

                               ----------------

THE  SHARES OF MBIA COMMON  STOCK TO BE ISSUED  IN CONNECTION WITH THE  MERGER
 HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE SECURITIES  AND  EXCHANGE
  COMMISSION,  ANY  STATE  SECURITIES  COMMISSION  OR  ANY  STATE  INSURANCE
   DEPARTMENT, NOR  HAS THE SECURITIES  AND EXCHANGE COMMISSION,  ANY STATE
    SECURITIES COMMISSION  OR ANY  STATE INSURANCE DEPARTMENT  PASSED UPON
     THE ACCURACY  OR ADEQUACY  OF  THIS PROXY  STATEMENT/PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS DECEMBER 29, 1997.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MBIA OR CAPMAC. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF MBIA OR CAPMAC SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS. HOWEVER, IF ANY MATERIAL CHANGE OCCURS DURING THE PERIOD THAT THIS PROXY STATEMENT/PROSPECTUS IS REQUIRED TO BE DELIVERED, THIS PROXY STATEMENT/PROSPECTUS WILL BE AMENDED AND SUPPLEMENTED ACCORDINGLY. EXCEPT AS OTHERWISE DESCRIBED HEREIN, ALL INFORMATION REGARDING MBIA AND ITS SUBSIDIARIES IN THIS PROXY STATEMENT/PROSPECTUS HAS BEEN SUPPLIED BY MBIA, AND ALL INFORMATION REGARDING CAPMAC AND ITS SUBSIDIARIES IN THIS PROXY STATEMENT/PROSPECTUS HAS BEEN SUPPLIED BY CAPMAC.

  THE NEW YORK INSURANCE LAW PROVIDES THAT NO PERSON, OTHER THAN AN AUTHORIZED INSURER, MAY ACQUIRE CONTROL OF MBIA, UNLESS IT HAS GIVEN PRIOR WRITTEN NOTICE TO CAPITAL MARKETS ASSURANCE CORPORATION AND RECEIVED THE PRIOR APPROVAL OF THE SUPERINTENDENT OF INSURANCE OF THE STATE OF NEW YORK. ANY PURCHASER OF 10% OR MORE OF THE OUTSTANDING SHARES OF THE COMMON STOCK OF MBIA WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL UNLESS THE SUPERINTENDENT OF INSURANCE, UPON APPLICATION, DETERMINES OTHERWISE.

  FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.

                             AVAILABLE INFORMATION

  Each of MBIA and CapMAC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Copies of such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web Site at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the Commission. In addition, materials filed by MBIA and CapMAC may be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005.

  MBIA has filed with the Commission a Registration Statement on Form S-4 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of MBIA Common Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by MBIA (File No. 1-9583) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

    (1) Quarterly Reports on Form 10-Q for the periods ended March 31, 1997, June 30, 1997 and September 30, 1997.

    (2) Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "MBIA 10-K").

    (3) Proxy Statement relating to MBIA's 1997 annual meeting of shareholders.

    (4) Current Reports on Form 8-K dated July 10, 1997, July 14, 1997, September 18, 1997 and November 19, 1997.

    (5) The description of the Common Stock of MBIA contained in MBIA's Registration Statement on Form 8-A filed with the Commission on June 15, 1987, as amended by the Form 8-A filed with the Commission on December 31, 1991 and by the Form 8-A filed with the Commission on October 27, 1994.

    (6) All documents subsequently filed by MBIA pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the Effective Time.

  The following documents filed with the Commission by CapMAC (File No. 1-14096) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

    (1) Quarterly Reports on Form 10-Q for the periods ended March 31, 1997, June 30, 1997 and September 30, 1997.

    (2) Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "CapMAC 10-K") (which incorporates by reference certain information from CapMAC's Proxy Statement relating to the 1997 Annual Meeting of Stockholders of CapMAC).

    (3) Current Report on Form 8-K dated November 19, 1997.

    (4) All documents subsequently filed by CapMAC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the final adjournment of the CapMAC Special Meeting.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS RELATING TO MBIA AND CAPMAC THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS OTHER THAN EXHIBITS SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON. REQUESTS FOR SUCH DOCUMENTS RELATING TO MBIA SHOULD BE DIRECTED TO MBIA INC., 113 KING STREET, ARMONK, NEW YORK 10504, ATTENTION: INVESTOR RELATIONS, TELEPHONE NUMBER (914) 273-4545; AND DOCUMENTS RELATING TO CAPMAC SHOULD BE DIRECTED TO CAPMAC HOLDINGS INC., 885 THIRD AVENUE, NEW YORK, NEW YORK 10022, ATTENTION: INVESTOR RELATIONS, TELEPHONE NUMBER (212) 755-1155. TO ASSURE TIMELY DELIVERY OF SUCH DOCUMENTS, REQUESTS FOR SUCH DOCUMENTS SHOULD BE MADE NO LATER THAN JANUARY 27, 1998.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.................    3
INCORPORATION OF CERTAIN DOCUMENTS BY
 REFERENCE............................    3
SUMMARY OF PROXY STATEMENT/PROSPECTUS.    6
 The Companies........................    6
 The CapMAC Special Meeting...........    7
 The Proposed Merger..................    8
SUMMARY HISTORICAL FINANCIAL DATA OF
 MBIA.................................   17
SUMMARY HISTORICAL FINANCIAL DATA OF
 CAPMAC...............................   18
SUMMARY PRO FORMA PER SHARE AND OTHER
 DATA.................................   19
RISK FACTORS..........................   20
 Determination of Exchange Ratio......   20
 Uncertainties in Integrating
  Operations and Achieving Cost
  Savings.............................   20
 Information Concerning Forward-
  Looking Statements..................   20
CERTAIN INFORMATION CONCERNING MBIA...   22
CERTAIN INFORMATION CONCERNING CAPMAC.   23
SELECTED HISTORICAL FINANCIAL DATA OF
 MBIA.................................  24
SELECTED HISTORICAL FINANCIAL DATA OF
 CAPMAC...............................  25
SELECTED PRO FORMA FINANCIAL
 DATA.................................  26
SPECIAL MEETING OF CAPMAC
 STOCKHOLDERS.........................  27
 General..............................  27
 Record Date..........................  27
 Quorum...............................  27
 Votes Required; Voting Rights........  27
 Solicitation of Proxies..............  28
THE PROPOSED MERGER...................  29
 General..............................  29
 Closing; Effective Time..............  29
 Conversion of Shares.................  29
 Fractional Interests.................  30
 Exchange of Certificates.............  30
 Background of the Merger.............  31
 CapMAC's Reasons for the Merger;
  Recommendation of the CapMAC Board..  36
 Opinion of CapMAC's Financial Advi-
  sor.................................  38
 MBIA's Reasons for the Merger........  44
 Interests of Certain Persons in the
  Merger..............................  45
 Plans for CapMAC After the Merger....  46
 The Merger Agreement.................  46
  The Merger..........................  46
  Charter and Bylaws..................  47
  Directors and Officers..............  47
  Representations and Warranties......   47
  Conduct of Business Pending the
   Merger.............................   47
  Access to Information; Confidential-
   ity................................   48
  Filings and Other Actions...........   49
  Other Acquisition Proposals.........   50
  Fees and Expenses...................   51
  Indemnification and Insurance.......   51
  Additional Agreements...............   52
  Conditions to the Merger............   53
  Termination.........................   54
 Accounting Treatment.................   55
 Regulatory Filings and Approvals.....   55
  Filings and Approval by Insurance
   Regulators.........................   55
  Antitrust...........................   55
 State Anti-Takeover Statutes.........   56
 Certain Federal Income Tax Conse-
  quences of the Merger...............   56
 Restrictions on Sales of Shares by
  Affiliates..........................   57
 Stock Exchange Listing...............   57
 Appraisal Rights.....................   58
MARKET PRICE DATA AND DIVIDENDS.......   59
COMPARISON OF SHAREHOLDER RIGHTS......   60
 Authorized Capital Stock.............   60
 Voting Rights........................   60
 Election of Directors................   60
 Removal of Directors.................   61
 Newly-Created Directorships and Va-
  cancies.............................   61
 Nomination of Directors..............   61
 Approval of Certain Transactions.....   61
 Amendment to Charter or By-Laws......   62
 Special Meetings; Action Without
  Meeting.............................   63
 Business Combination Statutes........   63
 Quorum Requirements..................   64
 Dividends............................   64
 Preemptive Rights....................   64
 Rights Plan..........................   64
 Limitation of Directors' Liability...   65
 Interested Director Transactions.....   65
 Indemnification of Directors and Of-
  ficers..............................   66
 Dissenters' Rights of Appraisal......   66
 Duration of Proxies..................   67
 Loans to Officers....................   67
 Classification of the Board of Direc-
  tors................................   67
SECURITY OWNERSHIP....................   68
 Security Ownership of Certain
  Beneficial Owners of MBIA Common
  Stock...............................   68
 Security Ownership of Certain
  Beneficial Owners of CapMAC Common
  Stock...............................   69
LEGAL MATTERS.........................   70
EXPERTS...............................   70
MANAGEMENT AND ADDITIONAL INFORMATION.   70
STOCKHOLDER PROPOSALS.................   70
ANNEX A--Agreement and Plan of Merger,
 dated as of November 13, 1997
ANNEX B--Opinion of Salomon Brothers
 Inc

                     SUMMARY OF PROXY STATEMENT/PROSPECTUS

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus and the Annexes hereto. It is not, and is not intended to be, complete in itself. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Proxy Statement/Prospectus, including the Annexes hereto which are a part of this Proxy Statement/Prospectus, or incorporated by reference herein. Stockholders are encouraged to read carefully all of the information contained in this Proxy Statement/Prospectus.

  CAPMAC STOCKHOLDERS SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH HEREIN UNDER THE HEADING "RISK FACTORS" IN ADDITION TO THE OTHER INFORMATION PRESENTED HEREIN.

THE COMPANIES

MBIA Inc. ......................  MBIA insures municipal bonds, asset-backed securities and other non-municipal bonds through its wholly-owned subsidiary, MBIA Insurance Corporation ("MBIA Corp."). MBIA had assets of $9.38 billion and shareholders' equity of $2.91 billion as of September 30, 1997. Headquartered in Armonk, New York, MBIA was incorporated under the laws of the State of Connecticut in 1986. The principal executive offices of MBIA are located at 113 King Street, Armonk, New York 10504, and its telephone number is (914) 273-4545. See "CERTAIN INFORMATION CONCERNING MBIA."

CapMAC Holdings Inc. ...........  CapMAC is a holding company which through various wholly owned subsidiaries provides financial guaranty insurance principally of asset-backed obligations, and advisory and structuring services primarily in connection with transactions in which its subsidiary issues guarantees. CapMAC is also the parent of a money management subsidiary that sponsors and manages specialized investment funds to be marketed to institutional investors and high-net worth individuals in the United States and abroad. CapMAC had assets of $514 million and stockholders' equity of $341 million as of September 30, 1997. CapMAC was incorporated under the laws of the State of Delaware in 1992. The principal executive offices of CapMAC are located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155. See "CERTAIN INFORMATION CONCERNING CAPMAC."

CMA Acquisition Corporation.....  CMA Acquisition Corporation, a Delaware
                                  corporation and a wholly owned subsidiary of MBIA ("Merger Sub") was incorporated in November 1997 for purposes of the transactions contemplated by the Merger Agreement. Merger Sub engages in no other business. The mailing address of Merger Sub's principal executive offices is c/o MBIA Inc. at 113 King Street, Armonk, New York 10504, and its telephone number is (914) 273-4545.

Trading Markets and Market        Shares of CapMAC Common Stock are listed and
Price Data......................  traded on the NYSE, under the symbol "KAP."
                                  Shares of MBIA Common Stock are listed and traded on the NYSE under the symbol "MBI." The closing price of CapMAC
                                  Common Stock on November 13, 1997, the last full trading day prior to the public announcement of the Merger, as reported by the NYSE Composite Tape, was $29 3/4 per share. The closing price of MBIA Common Stock on November 13, 1997, the last full trading day prior to the public announcement of the Merger, as reported by the NYSE Composite
                                  Tape, was $60 5/16 per share. On December 26,
                                  1997, the most recent practicable date prior to the printing of this Proxy
                                  Statement/Prospectus, the closing price of
                                  CapMAC Common Stock, as reported by the NYSE
                                  Composite Tape, was $34 5/16 per share, and the closing price of MBIA Common Stock, as reported by the NYSE Composite Tape, was $64 per share. See "MARKET PRICE DATA AND
                                  DIVIDENDS."

THE CAPMAC SPECIAL MEETING

The Special Meeting; Time,        The Special Meeting will be held at the
Place and Date..................  offices of Simpson Thacher & Bartlett, 425
                                  Lexington Avenue, New York, New York at 10:00
                                  a.m., local time, on February 3, 1998
                                  (including any adjournments or postponements thereof, the "Special Meeting").

Purpose of the Special Meeting..  At the Special Meeting, holders of CapMAC
                                  Common Stock will consider and vote upon a proposal (the "Merger Proposal") to approve and adopt the Merger Agreement providing for the Merger of Merger Sub with and into CapMAC. Holders of CapMAC Common Stock may also consider and vote upon all other matters as may properly be brought before the Special Meeting.

Record Date.....................  The Record Date for the Special Meeting is
                                  the close of business on December 19, 1997, (the "Record Date"). See "SPECIAL MEETING OF CAPMAC STOCKHOLDERS--Record Date."

Vote Required; Security
 Ownership of CapMAC's
 Management.....................
                                  The Merger Proposal will require the
                                  affirmative vote of the holders of a majority of the outstanding shares of CapMAC Common Stock entitled to vote thereon (the "CapMAC Stockholder Approval"). Holders of CapMAC Common Stock are entitled to one vote per share. As of the Record Date, the directors and executive officers of CapMAC (26 persons) were beneficial owners of an aggregate of 2,833,962 shares (including options vesting at the Effective Time) (approximately 16.35%) of the outstanding shares of CapMAC Common Stock. Such directors and executive officers have indicated to CapMAC that they presently intend to vote all such shares in favor of the Merger Proposal.


Revocability of Proxy...........  Any CapMAC stockholder who executes and returns a proxy may revoke such proxy at any time before it is voted by (i) notifying in writing the Corporate Secretary of CapMAC at 885 Third Avenue, New York, New York 10022, (ii) granting a subsequent proxy, or (iii) appearing in person and voting at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy.

THE PROPOSED MERGER

General.........................  At the Effective Time (as defined below), pursuant to the Merger Agreement, Merger Sub will be merged with and into CapMAC, in accordance with the applicable provisions of the General Corporation Law of the State of Delaware ("DGCL"). CapMAC will continue in existence as a wholly owned subsidiary of MBIA.

Closing; Effective Time.........  The Merger will become effective when an appropriate Certificate of Merger is
                                  executed, verified and delivered to the
                                  Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL, or at such later time as may be designated by the parties in such Certificate of Merger as the effective time of the Merger (the "Effective Time"). Such filing will be made as soon as practicable after the date of the closing of the Merger (the "Closing" or the "Closing Date"). The Closing will take place on the date of or as soon as practicable following the approval of the Merger Agreement by CapMAC stockholders and the satisfaction or waiver of the other conditions to each party's obligation to consummate the Merger. See "THE PROPOSED MERGER--Closing; Effective Time."

Conversion of Shares............  As a result of the Merger, each share of
                                  CapMAC Common Stock (other than shares held by CapMAC as treasury stock or owned by MBIA or Merger Sub or any other direct or indirect subsidiary of MBIA or CapMAC, all of which will be canceled), will be converted into the right to receive that number of shares of MBIA Common Stock (which includes the associated Right (as defined herein)), equal to the Exchange Ratio, provided that the Exchange Ratio will be .6604 if the MBIA Common Stock Price is less than $53.00 and .5 if the MBIA Common Stock Price is more than $70.00. Based on an MBIA Common Stock Price of $64, the MBIA Common Stock Price on the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, stockholders of CapMAC would receive .5469 shares of MBIA Common Stock in exchange for each of their shares of CapMAC Common Stock. Because the Exchange Ratio will not be determined until the end of the third trading day prior to the Effective Time, the actual number of shares (or fraction of a share) of MBIA Common Stock exchangeable in the Merger for each share of CapMAC Common Stock may differ from the number of shares of MBIA Common Stock indicated in the preceding example. For an illustration of what the Exchange Ratio would be at an MBIA Common Stock Price of $53.00, $55.00, $66.00 and $70.00, the potential number of shares of MBIA Common Stock exchangeable at such Exchange Ratios and the percentage of MBIA Common Stock outstanding after the Merger represented by such shares, see "THE PROPOSED MERGER--Conversion of Shares."

                                  CAPMAC STOCKHOLDERS SHOULD NOT SEND IN THEIR
                                  STOCK CERTIFICATES UNTIL INSTRUCTED TO DO SO
                                  AFTER THE MERGER IS FINAL.

Fractional Interests............  Fractional shares of MBIA Common Stock will not be issued in the Merger. Holders of
                                  CapMAC Common Stock will be paid cash in lieu of such fractional shares. See "THE PROPOSED MERGER--Fractional Interests."

Recommendation of the CapMAC
 Board and CapMAC's Reasons for
 the Merger.....................
                                  THE BOARD OF DIRECTORS OF CAPMAC (THE "CAPMAC BOARD") BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF CAPMAC AND ITS STOCKHOLDERS AND RECOMMENDS THAT CAPMAC STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. At a meeting held on November 13, 1997, the CapMAC Board, by a unanimous vote of all directors present, approved the Merger and resolved to recommend that CapMAC stockholders vote for approval and adoption of the Merger Agreement. The CapMAC Board's recommendation is based upon a number of factors described in this Proxy Statement/ Prospectus. See "THE PROPOSED MERGER--CapMAC's Reasons for the Merger; Recommendation of the CapMAC Board."

Opinion of CapMAC's Financial     Salomon Brothers Inc ("Salomon Brothers") has
Advisor.........................  delivered its written opinion dated November
                                  13, 1997 to the CapMAC Board that, based upon and subject to the considerations set forth in such opinion, as of the date of such opinion, the Merger Consideration was fair to the holders of shares of CapMAC Common Stock from a financial point of view. Salomon
                                  Brothers updated its opinion on the date of this Proxy Statement/Prospectus.

                                  Salomon Brothers' opinions were provided for the information and assistance of the CapMAC Board in connection with its consideration of the transaction contemplated by the Merger Agreement, and such opinions do not constitute a recommendation as to how any holder of shares of CapMAC Common Stock should vote with respect to such transaction.

                                  The full text of the written opinion of
                                  Salomon Brothers dated the date of this Proxy Statement/Prospectus, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B and is incorporated herein by reference. HOLDERS OF SHARES OF CAPMAC COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "THE PROPOSED MERGER--Opinion of CapMAC's Financial Advisor."

Interests of Certain Persons in   In considering the recommendation of the
the Merger......................  CapMAC Board with respect to the Merger
                                  Agreement, stockholders should be aware that certain members of CapMAC's management and the CapMAC Board have interests in the Merger that are in addition to the interests of stockholders of CapMAC generally. See "THE
                                  PROPOSED MERGER--Interests of Certain Persons in the Merger."

Conditions to the Merger........  The respective obligations of CapMAC, Merger
                                  Sub and MBIA to effect the Merger are subject to the satisfaction or waiver of a number of conditions, including, among others: (i) the obtaining of CapMAC Stockholder Approval;
                                  (ii) the absence of any statute, injunction or other governmental order which prohibits, restrains, enjoins or restricts the consummation of the Merger; (iii) the termination or expiration of any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"); (iv) the obtaining of all orders, approvals and consents of the New York Insurance Department and other Material Insurance Regulatory Approvals (as defined in "THE PROPOSED MERGER--The Merger Agreement-- Conditions to the Merger") required in connection with the Merger; (v) the Form S-4 having become effective and not being the subject of any stop order or proceedings seeking a stop order; (vi) the compliance with any material "blue sky" and other state securities laws applicable to the registration and qualification of the MBIA Common Stock issuable or required to be reserved for issuance pursuant to the Merger Agreement; (vii) the authorization for listing on the NYSE of the shares of MBIA Common Stock issuable to CapMAC stockholders pursuant to the Merger Agreement and such other shares of MBIA Common Stock required to be reserved for issuance in connection with the Merger; (viii) the receipt by MBIA from Coopers & Lybrand L.L.P., and by CapMAC from KPMG Peat Marwick LLP, of letters to the effect that the Merger qualifies for "pooling of interests" accounting treatment if consummated in accordance with the Merger Agreement and the non-withdrawal of such letters; (ix) the absence of any action, or of any enactment, entering into, enforcement or application to the Merger of any statute, rule, regulation or order, which imposes a Material Condition (as defined in "THE PROPOSED MERGER--The Merger Agreement, Filings and Other Actions") on any party; (x) the performance or compliance with the agreements and covenants in the Merger Agreement by the other party, and the truth and correctness of the representations and warranties by the other party contained in the Merger Agreement (except where the failure to be true and correct shall not constitute a Material Adverse Effect (defined below) on the other party) and the receipt of a certificate from the other party to such effect; (xi) receipt by CapMAC from Salomon Brothers of a letter on the date of this Proxy
                                  Statement/Prospectus to the effect that the consideration to be received by CapMAC stockholders pursuant to the Merger is fair to such stockholders from a financial point of view (which condition has been satisfied);
                                  (xii) the receipt by each of CapMAC and MBIA from their respective special counsel to the effect that the Merger will constitute a reorganization for Federal income tax purposes within the meaning of section 368(a) of the Internal Revenue Code of 1986 (the "Code"); and (xiii) the receipt by MBIA of written agreements from CapMAC "affiliates" in which, among other things, they agree to certain restrictions on sales of MBIA Common Stock received in the Merger, including not to sell shares of MBIA or CapMAC for 30 days before the closing of the Merger and, following the closing of the Merger, until combined financial results of MBIA and CapMAC covering a 30 day period have been published by MBIA. "Material Adverse Effect" means any adverse change or effect that is materially adverse to the financial condition, results of operations, assets, liabilities or business of a person or on the ability of such person to perform its obligations under the Merger Agreement (excluding any change or effect resulting from any occurrence or condition generally affecting the industry in which such person and its subsidiaries operate (including without limitation any change or proposed change in insurance laws or regulations in any jurisdiction or official interpretation thereof) and any occurrence or condition arising out of the transactions contemplated by the Merger Agreement or the public announcement thereof). See "THE PROPOSED MERGER--The Merger Agreement--Conditions to the Merger."

Other Acquisition Proposals.....  The Merger Agreement provides that CapMAC (i)
                                  will, and will cause its subsidiaries to, and will use its best efforts to cause any officers, directors, employees, representatives and agents of CapMAC and its subsidiaries to, immediately cease any existing discussions or negotiations with any parties with respect to an Acquisition Proposal (defined below); (ii) will not, and will not permit any of its subsidiaries to, and will cause the officers, directors, employees, representatives or agents of CapMAC or its subsidiaries not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or furnish any information or access to, any corporation, partnership, person or other entity or group (other than MBIA and Merger Sub or any of their affiliates, associates or designees) concerning, or agree to or endorse any Acquisition Proposal. "Acquisition Proposal" means (i) any inquiry, proposal or offer from or to any person relating to any merger, consolidation, share exchange, business combination or other similar transaction involving CapMAC or any of its subsidiaries;
                                  (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of CapMAC and its subsidiaries, taken as a whole, in a single transaction or in a series of transactions;
                                  (iii) any tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of CapMAC or any of its subsidiaries, or the filing of a registration statement under the Securities Act in connection therewith; (iv) any person or group having acquired beneficial ownership of 15% or more of the outstanding shares of capital stock of CapMAC or any of its subsidiaries; or (v) any proposal, plan, or intention to do any of the foregoing, either publicly announced or otherwise communicated to CapMAC, or any agreement to engage in any of the foregoing. Notwithstanding the foregoing, CapMAC may, directly or indirectly, furnish information and access, in each case only in response to a written request for such information or access made after the date of the Merger Agreement by any person which was not encouraged, solicited or initiated by CapMAC or any of its officers, directors, employees, representatives or agents after the date of the Merger Agreement, and participate in discussions and negotiate with such person concerning any Acquisition Proposal, if, and only to the extent that (i) such person has submitted a bona fide definitive written Acquisition Proposal to the CapMAC Board, (ii) the CapMAC Board, after consultation with its independent financial advisors, determines that (x) the person making such Acquisition Proposal is reasonably capable of completing such Acquisition Proposal, taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (y) such Acquisition Proposal involves consideration to CapMAC's stockholders and other terms and conditions that, taken as a whole, are superior to the Merger (a proposal described in this clause
                                  (ii), a "Superior Proposal"), and (iii) the
                                  CapMAC Board determines in good faith, based upon the advice of outside counsel to CapMAC, that taking any such action is necessary for the CapMAC Board to comply with its fiduciary duty to stockholders under applicable law.

                                  The CapMAC Board will not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to MBIA or Merger Sub, its approval or recommendation of the Merger Agreement or the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) enter into any definitive agreement with respect to any Acquisition Proposal unless, in the case of each of the foregoing clauses (i), (ii) and (iii), (A) CapMAC receives a bona fide definitive written Acquisition Proposal which is a Superior Proposal and was not solicited after the date hereof, (B) CapMAC's Board determines in good faith, based upon the advice of outside counsel to CapMAC, that it is necessary to comply with its fiduciary duties to stockholders under applicable law for the Board of Directors to approve or recommend such Acquisition Proposal and (C) MBIA does not make within 5 business days of receipt of CapMAC's written notification of its intention to enter into a definitive agreement with respect to a Superior Proposal an offer that the CapMAC Board determines in good faith, after consultation with its independent financial advisors, involves consideration to CapMAC's stockholders and other terms and conditions that, taken as a whole, are at least as favorable, from a financial point of view, to the stockholders of CapMAC as the Superior Proposal. If the CapMAC Board has withdrawn or modified its approval or recommendation of the Merger Agreement or the Merger and/or approved or recommended an Acquisition Proposal, then CapMAC and MBIA may terminate the Merger Agreement. See "THE PROPOSED MERGER--The Merger Agreement--Other Acquisition
                                  Proposals."

Termination.....................  The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after CapMAC Stockholder Approval: (i) by mutual written consent of MBIA, Merger Sub and CapMAC; (ii) by MBIA or CapMAC: (a) if a governmental entity has issued a final order, injunction, decree, judgment or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, injunction, decree, judgment, ruling or other action is or shall have become final and nonappealable, provided, however, that the right to terminate the Merger Agreement pursuant to this clause (a) will not be available to any party who has not used its reasonable best efforts to cause such order to be lifted; (b) if the Merger has not been consummated on or before May 31, 1998 (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement required to be performed at or prior to the Effective Time); or (c) if upon a vote at a duly held meeting of the holders of CapMAC Common Stock for the purpose of voting to approve and adopt the Merger Agreement and the transactions contemplated thereby (the "CapMAC Stockholders Meeting") or any adjournment thereof at which

                                  CapMAC Stockholder Approval has been voted upon, CapMAC Stockholder Approval has not been obtained; (iii) by MBIA if prior to the Closing Date the CapMAC Board has withdrawn, or modified in a manner adverse to MBIA, its approval or recommendation of the Merger Agreement or the Merger or has recommended an Acquisition Proposal, or has resolved to effect any of the foregoing; (iv) by CapMAC in connection with the exercise of its rights described in the second paragraph under "-- Other Acquisition Proposals," provided that such termination under this clause (iv) shall not be effective until CapMAC has made payment of the Termination Fee (defined below); or (v) by either party if (a) there has been a breach by the other party of any representation or warranty contained in the Merger Agreement which has a Material Adverse Effect on the other party and its subsidiaries, taken as a whole, or (b) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement by the other party, which breach in the case of either clause (a) or clause (b) is not curable or, if curable, is not cured within 30 days after written notice of such breach has been given by the non-breaching party to the other party.

                                  In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except as relating to provisions in the Merger Agreement concerning the Termination Fee, confidentiality, public announcements, and various general provisions of the Merger Agreement including governing law, provided, however, that no party will be relieved from liability for any wilful breach of the Merger Agreement. See "THE PROPOSED MERGER--The Merger Agreement--Termination."

Termination Fee.................  The Merger Agreement requires CapMAC to pay, or cause to be paid, in same day funds to MBIA a fee of $19.4 million (the "Termination Fee") under the circumstances and at the times set forth as follows: (i) if MBIA terminates the Merger Agreement following the CapMAC Board's withdrawal or modification in a manner adverse to MBIA of its approval or recommendation of the Merger Agreement or Merger, recommendation of an Acquisition Proposal or resolution to do any of the foregoing, CapMAC shall pay the Termination Fee upon demand; (ii) if CapMAC terminates the Merger Agreement in accordance with provisions relating to Acquisition Proposals, CapMAC shall pay the Termination Fee concurrently therewith; or (iii) if (1) MBIA terminates the Merger Agreement because the CapMAC Stockholder Approval is not obtained at the Special Meeting or there has occurred
                                  (a) a breach by CapMAC of any representation or warranty contained in the Merger Agreement which has a Material Adverse Effect on CapMAC and its subsidiaries, taken as a whole, or
                                  (b) a material breach of any covenants or agreements in the Merger Agreement by CapMAC, which breach in the case of either clause (a) or (b) is not curable or, if curable, has not been cured within 30 days after written notice by MBIA, (2) prior to such termination an Acquisition Proposal has been publicly announced (other than an Acquisition Proposal made prior to the date of the Merger Agreement) and (3) within six months thereafter, (A) CapMAC enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal involving any party (x) with whom CapMAC had any discussions with respect to an Acquisition Proposal, (y) to whom CapMAC furnished information with respect to or with a view to an Acquisition Proposal or (z) who had submitted a proposal or expressed any interest publicly in an Acquisition Proposal, in each case, prior to termination of the Merger Agreement, or (B) CapMAC enters into a definitive agreement with respect to a Superior Proposal or consummates a Superior Proposal, then CapMAC shall pay the Termination Fee upon the earlier of the execution of such agreement or upon consummation of such Acquisition Proposal or Superior Proposal. See "THE PROPOSED MERGER--The Merger Agreement--Fees and Expenses."

Accounting Treatment............  Consummation of the Merger is conditioned upon the receipt by MBIA and CapMAC of
                                  letters from their respective independent public accountants stating that the Merger will qualify as a transaction to be accounted for in accordance with the "pooling of interests" method of accounting. See "THE PROPOSED MERGER--Accounting Treatment."

Certain Federal Income Tax
 Consequences of the Merger.....
                                  Consummation of the Merger is conditioned upon the receipt of opinions from Debevoise & Plimpton, special counsel to MBIA, and from Simpson Thacher & Bartlett, special counsel to CapMAC, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. As a result, for federal income tax purposes the Merger will not result in the recognition of gain or loss by MBIA, Merger Sub, CapMAC or, except to the extent they receive cash in lieu of fractional shares, the stockholders of CapMAC. Such opinions will be based upon facts, representations and assumptions set forth in such opinions. No ruling has been or will be requested from the Internal Revenue Service with respect to any tax matters relating to the Merger and the opinions of counsel will not be binding upon the Internal Revenue Service or any court. Stockholders are urged to consult their tax advisors as to the tax consequences of the Merger to them under federal, state, local or any other applicable law. See "THE PROPOSED MERGER-- Certain Federal Income Tax Consequences of the Merger."

Appraisal Rights................  Holders of CapMAC Common Stock are not
                                  entitled to appraisal rights under the
                                  Merger. See "THE PROPOSED MERGER--Appraisal
                                  Rights."

Comparison of Shareholder         The rights of CapMAC stockholders are
Rights..........................  currently governed by the DGCL, the CapMAC
                                  Restated Certificate of Incorporation (the
                                  "CapMAC Charter") and the CapMAC By-laws.
                                  Upon consummation of the Merger, CapMAC
                                  stockholders will become shareholders of
                                  MBIA, and their rights will be governed by the Connecticut Business Corporation Act
                                  ("CBCA"), the MBIA Restated Certificate of
                                  Incorporation (the "MBIA Charter") and the
                                  MBIA By-laws. For a summary of the material differences between the rights of CapMAC stockholders and the rights of MBIA shareholders, see "COMPARISON OF SHAREHOLDER
                                  RIGHTS."

Certain Considerations..........  In addition to the other information contained in this Proxy Statement/Prospectus, the stockholders of CapMAC should consider the factors set forth under "RISK FACTORS" in deciding whether to approve the Merger.

                   SUMMARY HISTORICAL FINANCIAL DATA OF MBIA

  The following table presents summary historical financial data of MBIA and its consolidated subsidiaries for the periods indicated. The historical financial data as of and for the five years ended December 31, 1996 was derived from MBIA's audited consolidated financial statements. The financial data as of and for the nine months ended September 30, 1997 and 1996 was derived from MBIA's unaudited quarterly financial statements, which, in the opinion of MBIA's management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such data. The data for the nine months ended September 30, 1997 and 1996 are not necessarily indicative of results of operations for the entire year. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information of MBIA included or incorporated by reference in this Proxy Statement/Prospectus.

                                                                                            NINE MONTHS
                                         YEARS ENDED DECEMBER 31,                       ENDED SEPTEMBER 30,
                          -----------------------------------------------------------  ----------------------
                             1992        1993         1994        1995        1996        1996        1997
                          ----------  ----------   ----------  ----------  ----------  ----------  ----------
                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)                 (UNAUDITED)
INCOME STATEMENT DATA:
 Insurance:
 Gross premiums written.  $    368.7  $    479.3   $    360.8  $    348.5  $    460.7  $    334.5  $    381.1
 Net premiums written...       336.1       431.8        311.6       303.4       405.8       298.8       336.1
 Premiums earned........       162.9       231.3        218.3       215.1       251.7       187.0       218.8
 Net investment income..       150.5       178.9        193.9       219.9       247.6       183.6       205.8
 Net realized gains.....         9.8         9.7         10.3        11.3        11.7         9.7        13.0
 Investment management
  services:
 Income.................         2.3         4.7         16.2        19.9        26.7        19.5        20.1
 Net realized gains
  (losses)..............         --          0.1         (0.7)       (6.1)        2.6         2.5         2.0
 Income before income
  taxes.................       244.3       324.0        329.4       345.0       408.1       304.7       349.3
 Net income.............       188.7       259.0        260.2       271.4       322.2       240.7       276.5
PER SHARE DATA:(1)
 Earnings...............  $     2.31  $     3.05   $     3.09  $     3.22  $     3.72  $     2.78  $     3.13
 Dividends:
 Declared...............        0.38        0.47         0.57        0.66        0.73        0.54        0.58
 Paid...................        0.36        0.45         0.55        0.64        0.71        0.52        0.57
 Book value.............       16.50       19.09        20.48       26.60       28.64       27.35       32.53
BALANCE SHEET DATA:
 Investments............  $  2,528.7  $  3,544.3   $  4,866.8  $  6,607.3  $  7,633.9  $  7,186.2  $  8,167.6
 Total assets...........     3,049.2     4,106.3      5,456.4     7,267.5     8,562.0     7,942.0     9,383.8
 Deferred premium
  revenue...............     1,196.2     1,402.8      1,512.2     1,616.3     1,785.9     1,733.9     1,913.6
 Loss and loss
  adjustment expense
  reserve...............        25.5        33.7         40.1        42.5        59.3        51.6        73.2
 Long-term debt.........       298.6       298.7        298.8       373.9       374.0       374.0       473.8
 Shareholders' equity...     1,382.1     1,596.4      1,704.7     2,234.3     2,479.7     2,362.2     2,907.2
SELECTED FINANCIAL
 RATIOS:
 GAAP Basis(2)(4):
 Loss ratio.............         3.4%        3.4%         3.7%        4.9%        6.1%        5.5%        6.0%
 Expense ratio..........        32.0%       27.4%        28.8%       29.3%       28.3%       28.3%       26.2%
 Combined ratio.........        35.4%       30.8%        32.5%       34.2%       34.4%       33.8%       32.2%
 SAP Basis(3)(4):
 Loss ratio.............         2.4%       (3.5%)        9.8%        0.4%        2.0%        2.2%       (0.3%)
 Expense ratio..........        18.3%       17.6%        22.9%       20.6%       17.6%       17.7%       17.0%
 Combined ratio.........        20.7%       14.1%        32.7%       21.0%       19.6%       19.9%       16.7%
OTHER FINANCIAL DATA-NET
INSURANCE IN FORCE:
 Net par amount
  outstanding...........  $112,483.0  $141,386.8   $164,317.9  $188,635.9  $233,244.1  $218,226.4  $267,776.4
 Net debt service
  outstanding...........   223,056.1   266,784.3    304,501.6   344,037.2   411,106.1   387,734.4   466,475.4

--------
(1) Per share amounts have been adjusted to reflect a 2-for-1 stock split in October 1997.
(2) The GAAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the GAAP expense ratio is underwriting expenses (adjusted for deferred policy acquisition costs) and operating expenses (excluding interest expense) divided by net premiums earned, in each case calculated in accordance with generally accepted accounting principles. The combined ratio is the total of the loss and expense ratios (see Note 2 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the MBIA 10-K).
(3) The SAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the SAP expense ratio is underwriting expenses divided by net premiums written, in each case calculated in accordance with statutory accounting practices. The combined ratio is the total of the loss and expense ratios.
(4) For a discussion of the principal differences between GAAP and SAP accounting, see Note 3 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the MBIA 10-K.

                  SUMMARY HISTORICAL FINANCIAL DATA OF CAPMAC

  The following table presents summary historical financial data of CapMAC and its consolidated subsidiaries for the periods indicated. The historical financial data as of and for the four years ended December 31, 1996 was derived from CapMAC's audited consolidated financial statements. The pro forma information for the year ended December 31, 1992 and the financial data as of and for the nine months ended September 30, 1997 and 1996 are unaudited. The data for the nine months ended September 30, 1997 and 1996 are not necessarily indicative of results of operations for the entire year. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information of CapMAC included or incorporated by reference in this Proxy Statement/Prospectus.

                                                                                        NINE MONTHS
                                        YEARS ENDED DECEMBER 31,                    ENDED SEPTEMBER 30,
                          --------------------------------------------------------  --------------------
                               1992        1993      1994       1995       1996       1996       1997
                          -------------- --------  ---------  ---------  ---------  ---------  ---------
                          (PRO FORMA)(1) (DOLLARS IN MILLIONS, EXCEPT PER SHARE         (UNAUDITED)
                           (UNAUDITED)                   DATA)
INCOME STATEMENT DATA:
 Gross premiums written.     $   17.6    $   24.9  $    44.7  $    57.5  $    72.8  $    51.0  $    58.7
 Net premiums written...         13.4        21.3       33.6       41.5       57.7       39.9       40.6
 Premiums earned........         12.2        17.5       23.1       29.2       40.6       28.9       37.7
 Advisory and other
  fees..................          1.1         4.9       11.3       17.0       27.1       21.3       17.9
 Net investment income..         10.0        10.2       10.3       12.8       17.9       12.4       15.6
 Net realized gains
  (losses)..............          0.2         1.5       (0.1)       1.4       (1.8)       0.1       (1.2)
 Income before income
  taxes and minority
  interest..............         10.1        18.0       24.9       34.7       47.9       38.2       35.8
 Net income.............          7.9        12.5       17.1       23.5       33.6       26.5       24.1
PER SHARE DATA:
 Earnings:
 Primary................     $   0.62(2) $   0.96  $    1.23  $    1.73  $    1.92  $    1.51  $    1.34
 Fully diluted..........         0.62(2)     0.96       1.23       1.65       1.89       1.47       1.34
 Dividends:
 Declared & paid........          --          --         --         --        0.08       0.06       0.06
 Book value.............        13.34       14.72      15.38      17.86      19.38      19.04      20.08
BALANCE SHEET DATA:
 Investments............     $  172.5    $  190.4  $   202.6  $   329.8  $   374.1  $   363.2  $   411.0
 Total assets...........        184.7       213.0      244.4      391.3      457.2      440.4      513.9
 Deferred premium reve-
  nue...................          6.0        10.1       25.9       45.8       68.3       61.4       76.0
 Loss and loss
  adjustment expense
  reserves..............          2.9         3.8        5.2        6.5       11.0        9.6       15.4
 Long-term debt.........         15.0        15.0       15.0       15.0       15.0       15.0       15.0
 Stockholders' equity...        154.7       171.4      180.7      276.5      310.4      298.6      341.2
SELECTED FINANCIAL RA-
 TIOS:
 GAAP Basis(3):
 Loss ratio.............          7.2%        5.2%       6.2%      10.7%      11.9%      11.9%      11.7%
 Expense ratio..........         96.1%       80.8%      70.8%      71.9%      55.3%      60.3%      55.0%
 Combined ratio.........        103.3%       86.0%      77.0%      82.6%      67.2%      72.2%      66.7%
 SAP Basis(4):
 Loss ratio.............          0.0%        0.0%       0.0%       0.0%       0.0%       0.0%       0.0%
 Expense ratio..........        141.9%      112.2%      81.8%      77.1%      56.6%      61.6%      64.9%
 Combined ratio.........        141.9%      112.2%      81.8%      77.1%      56.6%      61.6%      64.9%
OTHER FINANCIAL DATA-NET
 INSURANCE IN FORCE:
 Net par amount out-
  standing..............     $3,651.0    $5,606.0  $ 9,397.0  $12,628.0  $19,655.0  $16,859.0  $23,226.0
 Net debt service out-
  standing..............      4,933.0     6,846.0   10,838.0   15,138.0   23,311.0   20,618.0   27,168.0

--------
(1) The 1992 pro forma information assumes that the Acquisition (as defined in "CERTAIN INFORMATION CONCERNING CAPMAC") had occurred on January 1, 1992. The pro forma information reflects adjustments relating to (a) lower investment income due to the reduction in the investment portfolio as a result of the special distribution made to CapMAC (the "Distribution") in connection with the Acquisition; (b) higher benefits expense due to establishment of CapMAC Employee Stock Ownership Plan (the "ESOP"); (c) lower policy acquisition costs due to the assumed write-off of deferred acquisition costs at January 1, 1992 and (d) lower interest expense due to recapitalization. The pro forma information does not purport to represent what the results of operations would actually have been if the Acquisition had occurred on January 1, 1992 or to be indicative of the future results of the operations of CapMAC.
(2) Earnings per share are for the six-month period ending December 31, 1992.
(3) The GAAP loss ratio is the provision and loss adjustment expenses divided by net premiums earned, and the GAAP expense ratio is underwriting expenses (adjusted for deferred policy acquisition costs) and operating expenses (excluding interest expense) divided by net premiums earned, in each case calculated in accordance with generally accepted accounting principles. The combined ratio is the total of the loss and expense ratios.
(4) The SAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the SAP expense ratio is underwriting expenses divided by net premiums written, in each case calculated in accordance with statutory accounting practices. The combined ratio is the total of the loss and expense ratios.

                  SUMMARY PRO FORMA PER SHARE AND OTHER DATA

  The following table presents the net income, dividends, and book value per share of MBIA and CapMAC, on a pro forma basis for MBIA and an equivalent pro forma basis for CapMAC. Pro forma data for MBIA was derived by combining the historical financial statements of MBIA with CapMAC's historical financial information, giving effect to the Merger using the "pooling of interests" method of accounting. Equivalent pro forma information for CapMAC is presented on an equivalent share basis, which reflects MBIA's pro forma amounts multiplied by an assumed Exchange Ratio of 0.5567 shares of MBIA Common Stock per share of CapMAC Common Stock, based on the MBIA Common Stock Price of $62 7/8.

  Pro forma income statement-related per share amounts have been prepared as if the Merger had occurred at the beginning of the earliest period presented. These amounts do not include non-recurring items directly attributable to the Merger, including change in control costs and fees for investment bankers, accountants, and attorneys, or to MBIA's estimate of the expected annual operating expense savings from the Merger. Pro forma book value per share amounts have been prepared as if the Merger had occurred at the beginning of the earliest period presented and do not include the effect of additional shares that may be issued as a result of the exercise of CapMAC stock options.

  The information set forth below should be read in conjunction with the respective audited and unaudited consolidated financial statements and notes thereto of MBIA and CapMAC, which are incorporated herein by reference. Pro forma balance sheets and income statement are not presented herein since CapMAC does not fall within the definition of a "significant business" as defined in Rule 11-01(b) of Regulation S-X.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated on the date indicated, nor is it necessarily indicative of future operating results or financial position.

                                                                   NINE MONTHS
                                             YEARS ENDED DECEMBER     ENDED
                                                     31,          SEPTEMBER 30,
                                             -------------------- -------------
                                              1994   1995   1996   1996   1997
                                             ------ ------ ------ ------ ------
                                                 (DOLLARS IN       (UNAUDITED)
                                             MILLIONS, EXCEPT PER
                                                 SHARE DATA)
MBIA COMMON STOCK
Net income per share:
  Historical................................ $ 3.09 $ 3.22 $ 3.72 $ 2.78 $ 3.13
  Pro forma (1).............................   3.02   3.20   3.69   2.78   3.06
Dividends per share
  Historical................................ $ 0.57 $ 0.66 $ 0.73 $ 0.54 $ 0.58
  Pro forma (1)(2)..........................   0.57   0.66   0.73   0.54   0.58
Book value per share (at end of period)
  Historical................................ $20.48 $26.60 $28.64 $27.35 $32.53
  Pro forma (1).............................  21.00  27.11  29.21  27.98  32.87
CAPMAC COMMON STOCK
Net income per share:
  Historical--primary                        $ 1.23 $ 1.73 $ 1.92 $ 1.51 $ 1.34
  Historical--fully diluted.................   1.23   1.65   1.89   1.47   1.34
  Equivalent pro forma......................   1.68   1.78   2.05   1.55   1.70
Dividends per share:
  Historical................................ $  --  $  --  $ 0.08 $ 0.06 $ 0.06
  Equivalent pro forma......................   0.32   0.37   0.41   0.30   0.32

--------
(1) Assumes an MBIA Common Stock Price of $62 7/8, the closing price on November 28, 1997.
(2) The pro forma dividends per share are assumed to be the same as the historical MBIA dividends per common share.

                                 RISK FACTORS

  In addition to the other information contained in this Proxy
Statement/Prospectus, the stockholders of CapMAC should consider the following factors in deciding whether to approve the Merger.

DETERMINATION OF EXCHANGE RATIO

  The Exchange Ratio will be determined based on an average of the closing prices of MBIA Common Stock as reported on the NYSE Composite Tape on each of the fifteen consecutive trading days immediately preceding the third trading day prior to the Effective Time. Therefore, no assurance can be given that at the Effective Time the product of the Exchange Ratio and the market value of a share of MBIA Common Stock will not be higher or lower than $35.00.

  In addition, because under the terms of the Merger Agreement the MBIA Common Stock Price used to calculate the Exchange Ratio cannot be less than $53.00 per share, the Exchange Ratio is in effect subject to a maximum of 0.6604 shares of MBIA Common Stock for each share of CapMAC Common Stock received in the Merger. If the MBIA Common Stock Price is less than $53.00, the Merger Consideration could be worth less than $35.00 per share of CapMAC Common Stock. Conversely, however, because under the terms of the Merger Agreement, the MBIA Common Stock Price used to calculate the Exchange Ratio cannot be greater than $70.00 per share, the Exchange Ratio is in effect subject to a minimum of 0.50 shares of MBIA Common Stock for each share of CapMAC Common Stock received in the Merger. If the MBIA Common Stock Price is greater than $70.00, the Merger Consideration could be worth more than $35.00 per share of CapMAC Common Stock.

UNCERTAINTIES IN INTEGRATING OPERATIONS AND ACHIEVING COST SAVINGS

  The success of any merger, including the Merger, is in part dependent on the ability following the merger to consolidate operations, integrate departments, systems and procedures and thereby obtain business synergies and related cost savings. While the management of MBIA, with the assistance of the management of CapMAC, intends to work diligently to integrate effectively and rationalize the operations of the two companies following the Merger, there can be no assurance as to the timing or extent to which cost savings and efficiencies will be achieved. In addition to the operational issues that may arise in combining the two companies, MBIA anticipates that it will incur a cost in respect of non-recurring items directly attributable to the Merger of approximately $20 million, including change in control costs and fees for investment bankers, accountants, and attorneys.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

  Certain of the statements contained in this Proxy Statement/Prospectus and in documents incorporated herein by reference may be considered forward-looking statements within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act, including, without limitation, (i) the statements in "THE PROPOSED MERGER--CapMAC's Reasons for the Merger; Recommendation of the CapMAC Board", "--Opinion of CapMAC's Financial Advisor" and "--Plans for CapMAC After the Merger" concerning, among other things, (a) prospective considerations that the CapMAC Board took into account in arriving at its respective recommendation in favor of the Merger, (b) MBIA management's belief with respect to the geographic and strategic fit of CapMAC with MBIA's existing business and (c) MBIA's plans for consolidating CapMAC's operations and MBIA management's expectation concerning the time to complete such consolidation, and (ii) variations in the foregoing statements whenever they appear in this Proxy Statement/Prospectus and the documents incorporated herein by reference. Forward-looking statements are made based upon either MBIA or CapMAC management's current expectations and beliefs concerning future developments and their potential effects upon MBIA or CapMAC, respectively. There can be no assurance that future developments affecting either MBIA or CapMAC will be those anticipated by their respective managements. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: changes in general economic conditions, including the performance of financial markets and interest rates; competitive, regulatory, or tax changes that affect the cost of or demand for MBIA's or CapMAC's products; the uncertainty inherent in establishing appropriate levels of loss reserves by CapMAC, the potential reduction in the total estimated present value of future revenues actually realized by CapMAC by factors such as early termination of insurance contracts, accelerated prepayments of underlying obligations or lower than anticipated utilization of insured structured programs, such as commercial paper conduits; MBIA's failure to achieve anticipated levels of earnings or operational efficiencies related to recently acquired companies, as well as other cost-saving initiatives; and difficulties in combining the operations of MBIA with the operations of CapMAC, and the potential loss of key personnel in connection with the Merger.

  While CapMAC and MBIA each reassess material trends and uncertainties affecting each company's financial condition and results of operations, in connection with its preparation of management's discussion and analysis of financial condition and results of operations contained in each company's quarterly and annual reports, neither CapMAC nor MBIA intends to review or revise in light of future events any particular forward-looking statement referenced in this Proxy Statement/Prospectus or incorporated herein by reference.

  The information referred to above should be considered by CapMAC stockholders when reviewing any forward-looking statements contained in this Proxy Statement/Prospectus, in any documents incorporated herein by reference, in any of CapMAC's or MBIA's public filings or press releases or in any oral statements made by either CapMAC or MBIA or any of their respective officers or other persons acting on their behalf. By means of this cautionary note, each of CapMAC and MBIA intends to avail itself of the safe harbor from liability with respect to forward-looking statements that is provided by
Section 27A and Section 21E referred to above.

                      CERTAIN INFORMATION CONCERNING MBIA

  MBIA insures municipal bonds, asset-backed securities and other non-municipal bonds through its wholly-owned subsidiary, MBIA Corp. MBIA Corp.'s primary business is enhancing the efficiency of public finance by guaranteeing the timely payment of principal and interest on municipal bonds sold in the new issue market, traded in the secondary market and held in unit investment trusts and mutual funds. MBIA Corp. is the market leader with over 40% market share of the insured new issue municipal business. MBIA Corp. also provides financial guarantees for structured finance transactions (principally mortgage-backed and asset-backed securities), investor-owned utility debt and obligations of high-quality financial institutions. For the nine months ended September 30, 1997, MBIA Corp. insured $34.7 billion par value of new issue and secondary market municipal bonds and $19.1 billion par value of domestic structured finance business. As of September 30, 1997, the total net par amount of outstanding bonds insured by MBIA Corp. was $267.8 billion and the aggregate net insurance in force was $466.5 billion.

  Financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of and interest on insured obligations when due. MBIA Corp. primarily insures obligations sold in the new issue and secondary markets, including those held in unit investment trusts and by mutual funds. It also provides surety bonds for debt service reserve funds. The principal economic value of financial guarantee insurance to the entity offering the obligations is the saving in interest costs resulting from the difference in the market yield between an insured obligation and the same obligation on an uninsured basis. In addition, for complex financings and for obligations of issuers that are not well known by investors, insured obligations receive greater market acceptance than uninsured obligations. All obligations insured by MBIA Corp. are rated AAA by both Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and Fitch Investors Service, L.P. and Aaa by Moody's Investors Service, Inc. (collectively, the "MBIA Rating Agencies"), the highest ratings assigned by these rating agencies. Following disclosure of CapMAC and MBIA entering into possible merger discussions, each of the MBIA Rating Agencies has affirmed MBIA's claims-paying ratings.

  MBIA's insurance subsidiaries derive their income from insurance premiums earned over the life of the insured obligations and from investment income earned on assets representing capital, retained earnings, and deferred premium revenues. As of September 30, 1997, MBIA's deferred premium revenues were $1,914 million, its shareholders' equity was $2,907 million, and its total investments were $7,892 million and $8,168 million at book value and market value, respectively. As of September 30, 1997, MBIA Corp.'s investment portfolio was $4,737 million and $4,949 million at book value and market value, respectively, and was primarily comprised of high quality fixed income securities with intermediate maturities.

  Since 1990, a French company, MBIA Assurance S.A. ("MBIA Assurance"), has written financial guarantee insurance in the countries of the European Union. MBIA Assurance, which is a subsidiary of MBIA Corp., writes policies insuring public infrastructure financings, asset-backed transactions and certain obligations of financial institutions.

  Over the last seven years, MBIA has undertaken the development of investment management services which capitalize on its capabilities, reputation and marketplace relationships. MBIA is delivering these services through a group of subsidiary companies. For the nine months ended September 30, 1997, in the aggregate, these investment management ventures contributed $22.2 million to revenues.

  The financial guarantee industry is subject to the direct and indirect effects of governmental regulation, including changes in tax laws affecting the municipal and asset-backed debt markets. No assurance can be given that future legislation or regulatory changes might not adversely affect the results of operations and financial condition of MBIA.

  The principal executive offices of MBIA are located at 113 King Street, Armonk, New York 10504. The telephone number is (914) 273-4545.

                     CERTAIN INFORMATION CONCERNING CAPMAC

  CapMAC is a holding company which provides financial guaranty insurance, principally of asset-backed obligations, through its wholly owned subsidiary, Capital Markets Assurance Corporation ("CapMAC Assurance"), and advisory and structuring services through its wholly owned subsidiaries, CapMAC Financial Services, Inc. and CapMAC Financial Services (Europe) Ltd., primarily in connection with transactions in which CapMAC Assurance issues guarantees. CapMAC is also the parent of CapMAC Investment Management, Inc. ("CIM"), a money management subsidiary incorporated in 1996 to sponsor and manage specialized investment funds to be marketed to institutional investors and high-net worth individuals in the United States and abroad.

  CapMAC Assurance's claims-paying ability is rated AAA by Moody's Investors Service, Inc., Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., Duff & Phelps Credit Rating Co. and Nippon Investors Service, Inc., a Japanese rating agency (collectively, the "CapMAC Rating Agencies"). CapMAC Assurance focuses on the asset-backed market while participating on a limited basis in selected transactions in the primary municipal market. As of December 31, 1996, obligations backed by consumer, trade and corporate receivables and other taxable obligations constituted approximately 96% of CapMAC Assurance's portfolio of insured obligations while municipal and government obligations constituted approximately 4%. Following disclosure of CapMAC and MBIA entering into possible merger discussions, each of the CapMAC Rating Agencies has affirmed CapMAC's claims-paying ratings.

  Citicorp established the predecessor to CapMAC in 1987 to focus primarily on the taxable structured asset-backed market. CapMAC was acquired by a group of institutional investors together with CapMAC's management and certain employees in June 1992 (the "Acquisition"). In December 1995, CapMAC completed an initial public offering of its common stock.

  CapMAC is organized into five separate business units--Credit Enhancement, Financial Engineering, Latin America, Project Finance and Specialized Funds Management, reflecting both CapMAC's current business operations and the anticipated focus of future business growth. CapMAC's specialized funds management business is conducted through its wholly owned subsidiary, CIM. In addition, CapMAC has combined its overall marketing efforts under a global marketing unit, which is part of CapMAC Financial Services, Inc. To support its business and marketing efforts, CapMAC has four support units-- Finance/Distribution, Research and Development, Risk Management and Legal/Administration.

  Financial guaranty insurance written by CapMAC Assurance generally guarantees to the holder of the guaranteed obligation the timely payment of principal and interest in accordance with the obligation's original payment schedule. In the case of a default on the insured obligation, payment under the insurance policy generally may not be accelerated by the holder without the consent of CapMAC Assurance, even though the underlying obligation may be accelerated.

  The structured asset-backed transactions guaranteed by CapMAC Assurance include securities backed by trade and lease receivables, automobile loans, credit card receivables, home equity loans, assets securing guaranteed investment contracts issued by insurance companies, health care receivables, residential mortgages and real estate tax lien receivables. CapMAC Assurance has also insured securitizations backed by senior bank loans, sovereign and corporate bonds of emerging market countries, premium receivables of property/casualty insurance companies, and obligations of counterparties under hedging contracts such as interest rate swaps and obligations of special purpose derivative product subsidiaries of financial institutions.

  The principal executive offices of CapMAC are located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

                  SELECTED HISTORICAL FINANCIAL DATA OF MBIA

  The following table presents selected historical financial data of MBIA and its consolidated subsidiaries for the periods indicated. The historical financial data as of and for the five years ended December 31, 1996 was derived from MBIA's audited consolidated financial statements. The financial data as of and for the nine months ended September 30, 1997 and 1996 was derived from MBIA's unaudited quarterly financial statements, which, in the opinion of MBIA's management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such data. The data for the nine months ended September 30, 1997 and 1996 are not necessarily indicative of results of operations for the entire year. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information of MBIA included or incorporated by reference in this Proxy Statement/Prospectus.

                                                                                         NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                          SEPTEMBER 30,
                          -----------------------------------------------------------  ----------------------
                             1992        1993         1994        1995        1996        1996        1997
                          ----------  ----------   ----------  ----------  ----------  ----------  ----------
                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)                 (UNAUDITED)
INCOME STATEMENT DATA:
 Insurance:
 Gross premiums written.  $    368.7  $    479.3   $    360.8  $    348.5  $    460.7  $    334.5  $    381.1
 Net premiums written...       336.1       431.8        311.6       303.4       405.8       298.8       336.1
 Premiums earned........       162.9       231.3        218.3       215.1       251.7       187.0       218.8
 Net investment income..       150.5       178.9        193.9       219.9       247.6       183.6       205.8
 Net realized gains.....         9.8         9.7         10.3        11.3        11.7         9.7        13.0
 Investment management
  services:
 Income.................         2.3         4.7         16.2        19.9        26.7        19.5        20.1
 Net realized gains
  (losses)..............         --          0.1         (0.7)       (6.1)        2.6         2.5         2.0
 Income before income
  taxes.................       244.3       324.0        329.4       345.0       408.1       304.7       349.3
 Net income.............       188.7       259.0        260.2       271.4       322.2       240.7       276.5
PER SHARE DATA:(1)
 Earnings...............  $     2.31  $     3.05   $     3.09  $     3.22  $     3.72  $     2.78  $     3.13
 Dividends:
 Declared...............        0.38        0.47         0.57        0.66        0.73        0.54        0.58
 Paid...................        0.36        0.45         0.55        0.64        0.71        0.52        0.57
 Book value.............       16.50       19.09        20.48       26.60       28.64       27.35       32.53
BALANCE SHEET DATA:
 Investments............  $  2,528.7  $  3,544.3   $  4,866.8  $  6,607.3  $  7,633.9  $  7,186.2  $  8,167.6
 Total assets...........     3,049.2     4,106.3      5,456.4     7,267.5     8,562.0     7,942.0     9,383.8
 Deferred premium
  revenue...............     1,196.2     1,402.8      1,512.2     1,616.3     1,785.9     1,733.9     1,913.6
 Loss and loss
  adjustment expense
  reserve...............        25.5        33.7         40.1        42.5        59.3        51.6        73.2
 Long-term debt.........       298.6       298.7        298.8       373.9       374.0       374.0       473.8
 Shareholders' equity...     1,382.1     1,596.4      1,704.7     2,234.3     2,479.7     2,362.2     2,907.2
SELECTED FINANCIAL
 RATIOS:
 GAAP Basis(2)(4):
 Loss ratio.............         3.4%        3.4%         3.7%        4.9%        6.1%        5.5%        6.0%
 Expense ratio..........        32.0%       27.4%        28.8%       29.3%       28.3%       28.3%       26.2%
 Combined ratio.........        35.4%       30.8%        32.5%       34.2%       34.4%       33.8%       32.2%
 SAP Basis(3)(4):
 Loss ratio.............         2.4%       (3.5%)        9.8%        0.4%        2.0%        2.2%       (0.3%)
 Expense ratio..........        18.3%       17.6%        22.9%       20.6%       17.6%       17.7%       17.0%
 Combined ratio.........        20.7%       14.1%        32.7%       21.0%       19.6%       19.9%       16.7%
OTHER FINANCIAL DATA-NET
INSURANCE IN FORCE:
 Net par amount
  outstanding...........  $112,483.0  $141,386.8   $164,317.9  $188,635.9  $233,244.1  $218,226.4  $267,776.4
 Net debt service
  outstanding...........   223,056.1   266,784.3    304,501.6   344,037.2   411,106.1   387,734.4   466,475.4

-------
(1) Per share amounts have been adjusted to reflect a 2-for-1 stock split in October 1997.
(2) The GAAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the GAAP expense ratio is underwriting expenses (adjusted for deferred policy acquisition costs) and operating expenses (excluding interest expense) divided by net premiums earned, in each case calculated in accordance with generally accepted accounting principles. The combined ratio is the total of the loss and expense ratios (see Note 2 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the MBIA 10-K).
(3) The SAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the SAP expense ratio is underwriting expenses divided by net premiums written, in each case calculated in accordance with statutory accounting practices. The combined ratio is the total of the loss and expense ratios.
(4) For a discussion of the principal differences between GAAP and SAP accounting, see Note 3 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the MBIA 10-K.

                 SELECTED HISTORICAL FINANCIAL DATA OF CAPMAC

  The following table presents selected historical financial data of CapMAC and its consolidated subsidiaries for the periods indicated. The historical financial data as of and for the four years ended December 31, 1996 was derived from CapMAC's audited consolidated financial statements. The pro forma information for the year ended December 31, 1992 and the financial data as of and for the nine months ended September 30, 1997 and 1996 are unaudited. The data for the nine months ended September 30, 1997 and 1996 are not necessarily indicative of results of operations for the entire year. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information of CapMAC included or incorporated by reference in this Proxy Statement/Prospectus.

                                                                                        NINE MONTHS
                                        YEARS ENDED DECEMBER 31,                    ENDED SEPTEMBER 30,
                          --------------------------------------------------------  --------------------
                               1992        1993      1994       1995       1996       1996       1997
                          -------------- --------  ---------  ---------  ---------  ---------  ---------
                          (PRO FORMA)(1) (DOLLARS IN MILLIONS, EXCEPT PER SHARE         (UNAUDITED)
                           (UNAUDITED)                   DATA)
INCOME STATEMENT DATA:
 Gross premiums written.     $   17.6    $   24.9  $    44.7  $    57.5  $    72.8  $    51.0  $    58.7
 Net premiums written...         13.4        21.3       33.6       41.5       57.7       39.9       40.6
 Premiums earned........         12.2        17.5       23.1       29.2       40.6       28.9       37.7
 Advisory and other
  fees..................          1.1         4.9       11.3       17.0       27.1       21.3       17.9
 Net investment income..         10.0        10.2       10.3       12.8       17.9       12.4       15.6
 Net realized gains
  (losses)..............          0.2         1.5       (0.1)       1.4       (1.8)       0.1       (1.2)
 Income before income
  taxes and minority
  interest..............         10.1        18.0       24.9       34.7       47.9       38.2       35.8
 Net income.............          7.9        12.5       17.1       23.5       33.6       26.5       24.1
PER SHARE DATA:
 Earnings:
 Primary................     $   0.62(2) $   0.96  $    1.23  $    1.73  $    1.92  $    1.51  $    1.34
 Fully diluted..........         0.62(2)     0.96       1.23       1.65       1.89       1.47       1.34
 Dividends:
 Declared & paid........          --          --         --         --        0.08       0.06       0.06
 Book value.............        13.34       14.72      15.38      17.86      19.38      19.04      20.08
BALANCE SHEET DATA:
 Investments............     $  172.5    $  190.4  $   202.6  $   329.8  $   374.1  $   363.2  $   411.0
 Total assets...........        184.7       213.0      244.4      391.3      457.2      440.4      513.9
 Deferred premium reve-
  nue...................          6.0        10.1       25.9       45.8       68.3       61.4       76.0
 Loss and loss
  adjustment expense
  reserves..............          2.9         3.8        5.2        6.5       11.0        9.6       15.4
 Long-term debt.........         15.0        15.0       15.0       15.0       15.0       15.0       15.0
 Stockholders' equity...        154.7       171.4      180.7      276.5      310.4      298.6      341.2
SELECTED FINANCIAL RA-
 TIOS:
 GAAP Basis(3):
 Loss ratio.............          7.2%        5.2%       6.2%      10.7%      11.9%      11.9%      11.7%
 Expense ratio..........         96.1%       80.8%      70.8%      71.9%      55.3%      60.3%      55.0%
 Combined ratio.........        103.3%       86.0%      77.0%      82.6%      67.2%      72.2%      66.7%
 SAP Basis(4):
 Loss ratio.............          0.0%        0.0%       0.0%       0.0%       0.0%       0.0%       0.0%
 Expense ratio..........        141.9%      112.2%      81.8%      77.1%      56.6%      61.6%      64.9%
 Combined ratio.........        141.9%      112.2%      81.8%      77.1%      56.6%      61.6%      64.9%
OTHER FINANCIAL DATA-NET
INSURANCE IN FORCE:
 Net par amount out-
  standing..............     $3,651.0    $5,606.0  $ 9,397.0  $12,628.0  $19,655.0  $16,859.0  $23,226.0
 Net debt service out-
  standing..............      4,933.0     6,846.0   10,838.0   15,138.0   23,311.0   20,618.0   27,168.0

--------
(1) The 1992 pro forma information assumes that the Acquisition (as defined in "CERTAIN INFORMATION CONCERNING CAPMAC") had occurred on January 1, 1992. The pro forma information reflects adjustments relating to (a) lower investment income due to the reduction in the investment portfolio as a result of the special distribution made to CapMAC (the "Distribution") in connection with the Acquisition; (b) higher benefits expense due to establishment of CapMAC Employee Stock Ownership Plan (the "ESOP"); (c) lower policy acquisition costs due to the assumed write-off of deferred acquisition costs at January 1, 1992 and (d) lower interest expense due to recapitalization. The proforma information does not purport to represent what the results of operations would actually have been if the Acquisition had occurred on January 1, 1992 or to be indicative of the future results of the operations of CapMAC.
(2) Earnings per share are for the six-month period ending December 31, 1992.
(3) The GAAP loss ratio is the provision and loss adjustment expenses divided by net premiums earned, and the GAAP expense ratio is underwriting expenses (adjusted for deferred policy acquisition costs) and operating expenses (excluding interest expense) divided by net premiums earned, in each case calculated in accordance with generally accepted accounting principles. The combined ratio is the total of the loss and expense ratios.
(4) The SAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the SAP expense ratio is underwriting expenses divided by net premiums written, in each case calculated in accordance with statutory accounting practices. The combined ratio is the total of the loss and expense ratios.

                       SELECTED PRO FORMA FINANCIAL DATA

  The following table presents selected financial data of MBIA and CapMAC, on a pro forma basis. Pro forma data was derived by combining the historical financial statements of MBIA with CapMAC's historical financial information, giving effect to the Merger using the "pooling of interests" method of accounting.

  Pro forma income statement-related per share amounts have been prepared as if the Merger had occurred at the beginning of the earliest period presented. These amounts do not include non-recurring items directly attributable to the Merger, including change in control costs and fees for investment bankers, accountants, and attorneys, or to MBIA's estimate of the expected annual operating expense savings from the Merger. Pro forma book value per share amounts have been prepared as if the Merger had occurred at the beginning of the earliest period presented and do not include the effect of additional shares that may be issued as a result of the exercise of CapMAC stock options.

  The information set forth below should be read in conjunction with the respective audited and unaudited consolidated financial statements and notes thereto of MBIA and CapMAC, which are incorporated herein by reference. Pro forma balance sheets and income statement are not presented herein since CapMAC does not fall within the definition of a "significant business" as defined in Rule 11-01(b) of Regulation S-X.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated on the date indicated, nor is it necessarily indicative of future operating results or financial position.

                                                                                         NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                          SEPTEMBER 30,
                          -----------------------------------------------------------  ----------------------
                             1992        1993         1994        1995        1996        1996        1997
                          ----------  ----------   ----------  ----------  ----------  ----------  ----------
                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)                 (UNAUDITED)
INCOME STATEMENT DATA:
 Insurance:
  Gross premiums
   written..............  $    386.3  $    504.2   $    405.5  $    406.0  $    533.5  $    385.5  $    439.8
  Net premiums written..       349.5       453.1        345.2       344.9       463.5       338.7       376.7
  Premiums earned.......       175.1       248.8        241.4       244.3       292.3       215.9       256.5
  Advisory fees and
   other income.........         1.1         4.9         11.3        17.0        27.1        21.3        17.9
  Net investment income.       160.5       189.1        204.2       232.7       265.5       196.0       221.4
  Net realized gains....        10.0        11.2         10.2        12.7         9.9         9.8        11.8
 Income before income
  taxes and minority
  interest..............       254.4       342.0        354.3       379.7       456.0       342.9       385.1
 Net income.............       196.6       271.5        277.3       294.9       355.8       267.2       300.6
PER SHARE DATA(1):
 Earnings(2)............  $     2.21  $     2.94   $     3.02  $     3.20  $     3.69  $     2.78  $     3.06
 Dividends declared.....        0.38        0.47         0.57        0.66        0.73        0.54        0.58
 Book value(2)..........       17.03       19.71        21.00       27.11       29.21       27.98       32.87
BALANCE SHEET DATA:
 Investments............  $  2,701.2  $  3,734.7   $  5,069.4  $  6,937.1  $  8,008.0  $  7,549.4  $  8,578.6
 Total assets...........     3,233.9     4,319.3      5,700.8     7,658.8     9,019.2     8,382.4     9,897.7
 Deferred premium
  revenue...............     1,202.2     1,412.9      1,538.1     1,662.1     1,854.2     1,795.3     1,989.6
 Loss and loss
  adjustment expense
  reserve...............        28.4        37.5         45.3        49.0        70.3        61.2        88.6
 Long-term debt.........       313.6       313.7        313.8       388.9       389.0       389.0       488.8
 Shareholders' equity...     1,536.8     1,767.8      1,885.4     2,510.8     2,790.1     2,660.8     3,248.4
SELECTED FINANCIAL
 RATIOS:
 GAAP Basis(3)(5):
  Loss ratio............         3.7%        3.5 %        3.9%        5.6%        6.9%        6.4%        6.8 %
  Expense ratio.........        36.5%       31.2 %       32.8%       34.4%       32.1%       32.6%       30.5 %
  Combined ratio........        40.2%       34.7 %       36.7%       40.0%       39.0%       39.0%       37.3 %
 SAP Basis(4)(5):
  Loss ratio............         2.2%       (3.3)%        8.7%        0.4%        1.7%        1.9%       (0.2)%
  Expense ratio.........        23.0%       22.0 %       28.3%       27.2%       22.6%       23.0%       22.1 %
  Combined ratio........        25.2%       18.7 %       37.0%       27.6%       24.3%       24.9%       21.9 %
OTHER FINANCIAL DATA--
 NET INSURANCE IN FORCE:
 Net par amount
  outstanding...........  $116,134.0  $146,992.8   $173,714.9  $201,263.9  $252,899.1  $235.085.4  $291,002.4
 Net debt service
  outstanding...........   227,989.1   273,630.3    315,339.6   359,175.2   434,417.1   408,352.4   493,643.4

-------
(1) Per share amounts have been restated to reflect MBIA's 2-for-1 stock split in October 1997.
(2) Assumes an MBIA Common Stock Price of $62 7/8, the closing price on November 28, 1997.
(3) The GAAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the GAAP expense ratio is underwriting expenses (adjusted for deferred policy acquisition costs) and operating expenses (excluding interest expense) divided by net premiums earned, in each case calculated in accordance with generally accepted accounting principles. The combined ratio is the total of the loss and expense ratios (see Note 2 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K") which is incorporated herein by reference).
(4) The SAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the SAP expense ratio is underwriting expenses divided by net premiums written, in each case calculated in accordance with statutory accounting practices. The combined ratio is the total of the loss and expense ratios.
(5) For a discussion of the principal differences between GAAP and SAP accounting, see Note 3 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries included in the 1996 Form 10-K.

                    SPECIAL MEETING OF CAPMAC STOCKHOLDERS

GENERAL

  This Proxy Statement/Prospectus is being furnished to holders of CapMAC Common Stock in connection with the solicitation of proxies by the CapMAC Board for use at the Special Meeting to be held at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York at 10:00 a.m., local time, on February 3, 1998, and any adjournment or postponement thereof.

  At the Special Meeting, the stockholders of CapMAC will be asked to consider and vote upon the Merger Proposal. If the Merger is approved by the stockholders of CapMAC, Merger Sub will merge with and into CapMAC, with CapMAC continuing as the surviving corporation (the "Surviving Corporation") of the Merger. In the Merger, (i) CapMAC will become a wholly owned subsidiary of MBIA and (ii) each outstanding share of CapMAC Common Stock (other than shares held by CapMAC as treasury stock or owned by MBIA or Merger Sub or any other direct or indirect subsidiary of MBIA or CapMAC, all of which will be canceled) will be converted into the right to receive that number of shares of MBIA Common Stock (which includes the associated Right), equal to the Exchange Ratio provided that the Exchange Ratio will be .6604 if the MBIA Common Stock Price is less than $53.00 and .5 if the MBIA Common Stock Price is more than $70.00. Holders of CapMAC Common Stock may also consider and vote upon all other matters as may properly be brought before the Special Meeting.

  THE CAPMAC BOARD HAS APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. SEE "THE PROPOSED MERGER--BACKGROUND OF THE MERGER," "--CAPMAC'S REASONS FOR THE MERGER; RECOMMENDATION OF THE CAPMAC BOARD" AND "--INTERESTS OF CERTAIN PERSONS IN THE MERGER."

RECORD DATE

  The CapMAC Board has fixed the close of business on December 19, 1997 as the record date for the determination of holders of CapMAC Common Stock entitled to receive notice of and to vote at the Special Meeting. Only holders of CapMAC Common Stock as of the Record Date will be entitled to vote at the Special Meeting. On the Record Date, there were 17,331,104 shares outstanding of CapMAC Common Stock, each of which is entitled to one vote.

QUORUM

  The presence, in person or by proxy, at the Special Meeting of holders of at least a majority of the outstanding shares of CapMAC Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted as present for the purposes of determining whether a quorum is present.

VOTES REQUIRED; VOTING RIGHTS

  The approval and adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding shares of CapMAC Common Stock entitled to vote thereon.

  In accordance with NYSE rules, brokers and nominees are precluded from exercising their voting discretion with respect to the approval of the Merger Proposal and thus, absent specific instructions from the beneficial owner of such shares, are not empowered to vote such shares with respect to such proposal. Because the affirmative vote of at least a majority of the shares of CapMAC Common Stock outstanding on the Record Date is required to approve the Merger Proposal, "broker non-votes" will have the effect of a vote against such proposal. Abstentions from voting with respect to the Merger Proposal will also have the effect of a vote against the Merger Proposal.

  As of the Record Date, directors and executive officers of CapMAC were beneficial owners of an aggregate of 2,833,962 shares (including options vesting at the Effective Time) (approximately 16.35%) of the outstanding shares of CapMAC Common Stock. Such directors and executive officers have indicated to CapMAC that they intend to vote all such shares in favor of the adoption of the Merger Proposal.

  Shares of CapMAC Common Stock that are entitled to vote and are represented by a proxy properly signed and received at or prior to the Special Meeting, unless subsequently properly revoked, will be voted in accordance with the instructions indicated thereon. If a stockholder does not return a signed proxy or vote in person at the Special Meeting, his or her shares will not be voted. If a proxy is signed and returned without indicating any voting instructions, shares of CapMAC Common Stock represented by such proxy will be voted FOR the Merger Proposal.

  The CapMAC Board is not currently aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act thereon in accordance with their best judgment, unless authority to do so is withheld in the proxy. The persons appointed as proxies may not exercise their discretionary voting authority to vote any such proxy in favor of any adjournments or postponements of the Special Meeting if instruction is given to vote against the adoption of the Merger Agreement and the other proposals. At any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Special Meeting, except for proxies that have been effectively revoked or withdrawn prior to such reconvened meeting.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the shares represented by such proxy are voted at the Special Meeting by (i) attending and voting in person at the Special Meeting, (ii) giving notice of revocation of the proxy at the Special Meeting, or (iii) delivering to the Secretary of CapMAC (a) a written notice of revocation or (b) a duly executed proxy relating to the same shares and matters to be considered at the Special Meeting, bearing a date later than the proxy previously executed. Attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: CapMAC Holdings Inc., 885 Third Avenue, New York, New York 10022 Attention: Secretary, and must be received before the taking of the votes at the Special Meeting.

SOLICITATION OF PROXIES

  CapMAC will bear the cost of the solicitation of proxies. In addition to solicitation by mail, the directors, officers and employees of CapMAC may solicit proxies from stockholders of CapMAC by telephone, telegram or by personal interview. Such directors, officers and employees will not be additionally compensated for any such solicitation but may be reimbursed for reasonable out-of-pocket expenses in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons and CapMAC will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith. Mackenzie Partners, Inc. will assist in the solicitation of proxies by CapMAC for an estimated fee of $6,500, plus reasonable out-of-pocket expenses.

  STOCKHOLDERS SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES FOR CAPMAC COMMON STOCK WILL BE MAILED TO FORMER STOCKHOLDERS OF CAPMAC AS SOON AS PRACTICABLE AFTER THE CONSUMMATION OF THE MERGER.

                              THE PROPOSED MERGER

GENERAL

  The following is a brief summary of certain aspects of the Merger. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is included in this Proxy Statement/Prospectus as Annex A and is incorporated herein by reference. A description of the relative rights, privileges and preferences of CapMAC Common Stock on the one hand, and MBIA Common Stock, on the other, including certain material differences between the rights of holders of such stock, is set forth under "COMPARISON OF SHAREHOLDER RIGHTS." The closing price of CapMAC Common Stock and MBIA Common Stock on November 13, 1997, the last full trading day prior to the public announcement of the Merger, as reported by the NYSE Composite Tape, was $29 3/4 and $60 5/16 per share, respectively. The closing prices of CapMAC Common Stock and MBIA Common Stock on December 26, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, as reported on the NYSE Composite Tape, were $34 5/16 and $64 per share, respectively.

  Based on approximately 19,959,121 million shares of CapMAC Common Stock outstanding as of December 19, 1997 (on a fully diluted basis) and using an Exchange Ratio of .5469 based on the MBIA Common Stock Price of $64, the most recent practicable price prior to printing this Proxy Statement/Prospectus, the value of the aggregate consideration that will be issued to CapMAC stockholders in the Merger would be approximately $698.6 million. The actual value of the consideration issued to the CapMAC stockholders in the Merger will depend on the Exchange Ratio and the MBIA Common Stock Price at the Effective Time. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR MBIA COMMON STOCK.

CLOSING; EFFECTIVE TIME

  The Closing will take place on, or as promptly as practicable following, the date of the approval and adoption of the Merger Agreement by the CapMAC stockholders at the CapMAC Special Meeting and the satisfaction or waiver of the other conditions to each party's obligation to consummate the Merger. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time as may be designated in such Certificate of Merger as the Effective Time. Such filings will be made as soon as practicable after the Closing.

CONVERSION OF SHARES

  Each issued and outstanding share of the CapMAC Common Stock, par value $.01 per share (other than shares held by CapMAC as treasury stock or owned by MBIA or Merger Sub or any other direct or indirect subsidiary of MBIA or CapMAC, all of which will be canceled), will be converted into the right to receive that number of shares of MBIA Common Stock, par value $1.00 per share, equal to the Exchange Ratio provided that the Exchange Ratio will be .6604 if the MBIA Common Stock Price is less than $53.00 and .5 if the MBIA Common Stock Price is more than $70.00.

  The table below illustrates what the Exchange Ratio would be at an MBIA Common Stock Price of $53.00, $55.00, $66.00 and $70.00, the potential number of shares of MBIA Common Stock exchangeable at such Exchange Ratios and the percentage of MBIA Common Stock outstanding after the Merger represented by such shares. As illustrated in the table, as the MBIA Common Stock Price increases, the number of shares (or fraction of a share) of MBIA Common Stock that would be exchangeable for each share of CapMAC Common Stock decreases, subject to the limit set forth in the table. BECAUSE THE CALCULATION OF THE EXCHANGE RATIO DEPENDS ON THE EFFECTIVE TIME OF THE MERGER, THE ACTUAL NUMBER OF SHARES OF MBIA COMMON STOCK EXCHANGEABLE IN THE MERGER FOR EACH SHARE OF CAPMAC COMMON STOCK MAY DIFFER FROM THE EXAMPLES PROVIDED IN THE TABLE. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR MBIA COMMON STOCK.

       ILLUSTRATION OF POTENTIAL EXCHANGE RATIOS AND EFFECT ON SHARES OF
                 MBIA COMMON STOCK EXCHANGEABLE IN THE MERGER

                                                                  PERCENTAGE OF
                                                                   OUTSTANDING
                                                  SHARES OF MBIA  SHARES OF MBIA
                                         EXCHANGE  COMMON STOCK    COMMON STOCK
TRADING AVERAGE                           RATIO   EXCHANGEABLE(1) POST-MERGER(2)
---------------                          -------- --------------- --------------
$53.00 (or below).......................  .6604     13,181,004        12.9%
$55.00..................................  .6364     12,701,985        12.4%
$66.00..................................  .5303     10,584,322        10.6%
$70.00 (or above).......................  .5000      9,979,561        10.0%

--------
(1) Based on 19,959,121 shares of CapMAC Common Stock outstanding on October 31, 1997, including options vesting at the Effective Time.
(2) Based on 89,366,104 shares of MBIA Common Stock outstanding as of October 31, 1997 plus additional shares from the respective rows of column 3.

  Based on the closing price as reported on the NYSE Composite Tape on December 26, 1997 for the MBIA Common Stock of $64 per share, stockholders of CapMAC would receive .5469 shares of MBIA Common Stock in exchange for each of their shares of CapMAC Common Stock. Because the Exchange Ratio is determined by dividing $35.00 by the MBIA Common Stock Price, the calculation of which price depends on the Effective Time of the Merger, the actual number of shares (or fraction of a share) of MBIA Common Stock exchangeable in the Merger for each share of CapMAC Common Stock may differ from the number of shares of MBIA Common Stock indicated in the preceding example.

FRACTIONAL INTERESTS

  No certificates or scrip representing fractional shares of MBIA Common Stock will be issued in connection with the Merger, and such fractional interests will not entitle the owner thereof to any rights of a stockholder of MBIA. In lieu of any such fractional interests, each holder of shares of CapMAC Common Stock exchanged under the Merger Agreement who would otherwise have been entitled to receive a fraction of a share of MBIA Common Stock (after taking into account all shares of CapMAC Common Stock then held of record by such holder) will receive cash (without interest) in an amount equal to the product of such fractional part of a share of MBIA Common Stock multiplied by the MBIA Common Stock Price, rounded down to the nearest cent.

EXCHANGE OF CERTIFICATES

  CAPMAC STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES EVIDENCING SHARES OF CAPMAC COMMON STOCK FOR EXCHANGE UNLESS AND UNTIL THE TRANSMITTAL INSTRUCTIONS AND A FORM OF LETTER OF TRANSMITTAL ARE RECEIVED OR OBTAINED FROM THE EXCHANGE AGENT (AS DEFINED BELOW).

  As of or as soon as reasonably practicable after the Effective Time, Merger Sub will designate a bank or trust company who shall be reasonably satisfactory to CapMAC to act as agent for the holders of shares of CapMAC Common Stock in connection with the Merger (the "Exchange Agent") to receive the shares of MBIA Common Stock (and any cash payable in lieu of any fractional shares of MBIA Common Stock) to which holders of shares of CapMAC Common Stock become entitled. As soon as reasonably practicable as of or after the Effective Time, MBIA or Merger Sub will make available to the Exchange Agent sufficient shares of MBIA Common Stock and cash to make all exchanges.

  Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to former CapMAC stockholders a form of letter of transmittal and instructions for use in surrendering certificates representing CapMAC Common Stock (the "Certificates") in exchange for certificates representing shares of MBIA Common Stock. Upon surrender to the Exchange Agent of a Certificate, together with a letter of transmittal, the Exchange Agent will give the holder of such Certificate, (i) a certificate representing the number of whole shares of MBIA Common Stock which the holder has the right to receive and (ii) cash in lieu of any fractional shares of MBIA

Common Stock to which the holder is entitled, after giving effect to any required tax withholdings, and such Certificate will thereafter be canceled. If the exchange of certificates representing shares of MBIA Common Stock is to be made to a person other than the person in whose name the surrendered Certificate is registered, the Certificate so surrendered must be properly endorsed or must be otherwise in proper form for transfer and the person requesting such payment must have paid any applicable transfer and other taxes or must have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.

  At any time following one year after the Effective Time, the Surviving Corporation is entitled to require the Exchange Agent to deliver to it any shares of MBIA Common Stock (and any cash payable in lieu of any fractional shares of MBIA Common Stock) which were made available to the Exchange Agent and which were not disbursed to holders of Certificates, and thereafter such holders are entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors with respect to the shares of MBIA Common Stock (and any cash payable in lieu of any fractional shares of MBIA Common Stock) payable upon surrender of their Certificates. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent will be liable to any holder of a Certificate for shares of MBIA Common Stock (and any cash payable in lieu of any fractional shares of MBIA Common Stock) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by CapMAC on such shares of CapMAC Common Stock in accordance with the terms of the Merger Agreement or prior to the date of the Merger Agreement and which remain unpaid at the Effective Time.

  After the Effective Time, the stock transfer books of CapMAC will be closed and thereafter there will be no further registration of transfers of shares of CapMAC Common Stock on the records of CapMAC. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of CapMAC Common Stock outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares of CapMAC Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by CapMAC on such shares of CapMAC Common Stock in accordance with the terms of the Merger Agreement or prior to the date of the Merger Agreement and which remain unpaid at the Effective Time.

  No dividends or other distributions declared or made after the Effective Time with respect to shares of MBIA Common Stock will be paid to the holder of any unsurrendered Certificate with respect to the shares of MBIA Common Stock it is entitled to receive and no cash payment in lieu of fractional interests will be paid until the holder surrenders such Certificate. Upon such surrender, the person to whom such shares of MBIA Common Stock will be issued will be paid any dividends or distributions (without interest thereon) with respect to such shares of MBIA Common Stock which have a record date after the Effective Time and have become payable between the Effective Time and the time of such surrender.

  If between the date of the Merger Agreement and the Effective Time, the outstanding shares of CapMAC Common Stock or MBIA Common Stock are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon with a record date within such period, the Exchange Ratio will be adjusted accordingly to provide to the holders of CapMAC Common Stock and MBIA Common Stock the same economic effect as contemplated by the Merger Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

BACKGROUND OF THE MERGER

  The terms of the Merger Agreement are the result of arm's-length negotiations between representatives, legal advisors and financial advisors of MBIA and CapMAC. The following is a brief discussion of the background of those negotiations.

  During the fall of 1996, the management of CapMAC decided to consider a possible acquisition of another financial guaranty insurance company as a potential means of achieving faster growth in its earnings base and capital. At the request of CapMAC, Salomon Brothers, who was familiar with the financial guaranty industry, contacted a company ("Company A") to discuss its interest in selling its financial guaranty business to CapMAC. Over the next several months, Salomon Brothers had several discussions with Company A regarding the structure of a potential transaction. In April 1997, the chief executive officer of Company A met with John B. Caouette, Chairman of the Board, President and Chief Executive Officer of CapMAC, and informed him that Company A was not interested in selling its financial guaranty business to CapMAC but was instead interested in pursuing an acquisition of CapMAC.

  On March 20, 1997, CapMAC issued a press release stating that its first quarter earnings would not meet analysts' expectations, and CapMAC's stock price declined. As a result of that decline, it became more unlikely that CapMAC would be able to acquire another company. Also in April 1997 CapMAC formally retained Salomon Brothers and SBC Warburg Dillon, Read Inc. to advise and represent CapMAC in any potential transaction involving either an acquisition by CapMAC or the sale of all or part of CapMAC.

  During late April and early May 1997, CapMAC's senior management met several times in order to discuss CapMAC's long-term strategic plans and its expected need for additional capital. As a result of those meetings, CapMAC's senior management concluded that CapMAC would require a significant amount of additional capital in order to achieve its strategic plans and that given CapMAC's relatively small capital base and the volatility of its earnings it was unlikely that CapMAC could generate sufficient capital through its business activities or raise sufficient capital in the capital markets. CapMAC's management concluded that this additional capital could best be obtained either through a strategic investment by a large financial institution or through a sale of CapMAC in its entirety to a larger company that had the willingness and ability to support CapMAC's business and growth plans. At a meeting of CapMAC's Board held on May 7, 1997, Mr. Caouette advised the Board of management's recommendation and the Board authorized management to pursue each of these alternatives.

  In early May 1997, Mr. Caouette met with the chief executive officer of a company ("Company B") which had expressed interest in establishing a strategic relationship with CapMAC. The chief executive officer indicated an interest in acquiring up to 9.9% of CapMAC's outstanding stock. During the period from January through July 1997, CapMAC also continued to have discussions with a financial institution that had approached CapMAC about making an investment in CapMAC and, at the suggestion of Salomon Brothers, met another financial institution about a similar investment. In July 1997, Company B purchased 1 million shares of CapMAC Common Stock from certain stockholders of CapMAC in a private placement transaction.

  During June and July 1997, Mr. Caouette and other members of CapMAC's management team had several meetings with representatives of Company A to discuss overall business and organizational issues in the context of a potential business combination. In late July, after preliminary analysis of information provided by CapMAC, the chief executive officer of Company A indicated that Company A was interested in pursuing an acquisition of CapMAC and was seeking to obtain internal approvals.

  On August 9, 1997, in order to examine possible alternatives to an acquisition by Company A, Mr. Caouette contacted David H. Elliott, Chairman of MBIA, and thereafter met with Mr. Elliott and Richard Weill, President of MBIA, to discuss the possibility of a business combination. Following that meeting, Mr. Elliott informed Mr. Caouette that he was interested in pursuing further discussions but needed to meet with senior management of MBIA and conduct further analysis prior to proceeding.

  In late August 1997, Mr. Elliott telephoned Mr. Caouette to inform him that MBIA was interested in continuing discussions regarding a possible business combination. On September 9th and 10th, Messrs. Elliott, Weill and Caouette met to discuss the potential benefits of such a transaction and related issues, such as the organizational structure of the combined company following the Merger. As a result of these discussions, the managements of both CapMAC and MBIA concluded that they would be interested in pursuing more detailed discussions concerning a potential merger between CapMAC and MBIA.

  On September 18, 1997, at a regularly scheduled meeting of the MBIA Board of Directors (the "MBIA Board"), Mr. Elliott reviewed with the MBIA Board the discussions held to date between the management of MBIA and CapMAC concerning a merger transaction and the MBIA Board discussed generally the benefits of an acquisition of CapMAC by MBIA.

  On September 19, 1997, Mr. Elliott telephoned Mr. Caouette and informed him that MBIA desired to pursue a business combination with CapMAC and that, subject to the completion of satisfactory due diligence by MBIA, confirmation from both MBIA's and CapMAC's accountants that any transaction could be accounted for as a "pooling of interests" and the approval of the MBIA Board, MBIA was prepared to offer .285 shares of MBIA Common Stock for each share of CapMAC Common Stock. Based on an average of recent closing prices of MBIA Common Stock on September 19, 1997, such exchange ratio was equivalent to approximately $35 per share for each share of CapMAC Common Stock.

  On September 29, 1997, the chief executive officer of Company A met with Mr. Caouette and indicated that Company A was interested in pursuing, at CapMAC's option, either the acquisition of a 20 to 25% equity interest in CapMAC or the acquisition of 100% of CapMAC for cash in a merger transaction, subject to CapMAC's agreement to negotiate exclusively with Company A for a period of two to three weeks. Company A did not discuss price at that time.

  On October 1, 1997, the CapMAC Board met to discuss the foregoing developments. They were briefed on the discussions to date with MBIA and Company A and received a presentation by Salomon Brothers on the possible combination with MBIA, including a detailed discussion of the relative advantages and disadvantages of accepting a number of shares of MBIA Common Stock based on a fixed exchange ratio versus a fixed market value. Following a lengthy discussion regarding the merits of a sale of CapMAC, exchange ratio mechanics and the structure of CapMAC following a combination with MBIA or with Company A, the CapMAC Board concluded that Mr. Caouette should continue discussions with MBIA, but that he should pursue a transaction offering MBIA shares having a fixed market value with a sufficiently wide collar to maintain the value to be received by CapMAC stockholders in the event of a decrease in the price of the MBIA Common Stock. In addition, the CapMAC Board authorized Mr. Caouette to inform Company A that CapMAC would be interested in pursuing the acquisition of CapMAC by Company A in a cash merger transaction.

  Later that afternoon, Mr. Caouette informed Company A that CapMAC would prefer to pursue a 100% acquisition of CapMAC rather than the investment option. On October 10, 1997, a representative from Company A telephoned Mr. Caouette to inform him that after further consideration, it preferred to make the equity investment and was not prepared to pursue an acquisition of 100% of CapMAC.

  During the period between October 4 and October 8, 1997 representatives of MBIA met with representatives of CapMAC to conduct financial and legal due diligence reviews, and a draft Merger Agreement was distributed to MBIA and its legal counsel by CapMAC.

  On October 11, 1997, Mr. Elliott informed Mr. Caouette that, as a result of certain issues raised by MBIA's due diligence investigation, MBIA wanted to revise the financial terms of its merger proposal to lower the market value of the number of shares of MBIA Common Stock being offered for each share of CapMAC Common Stock to $33. Mr. Caouette indicated to Mr. Elliott that it was unlikely that the reduced offer would be acceptable to CapMAC's Board. Mr. Caouette and Mr. Elliott agreed that representatives of their two companies should meet to discuss in detail MBIA's concerns arising out of its due diligence investigation and to give CapMAC an opportunity to provide additional information that might address those areas of concern. Mr. Caouette also authorized Salomon Brothers to contact four other potential purchasers of CapMAC, none of whom made a proposal to acquire CapMAC. On October 13, 1997, representatives of CapMAC and Salomon Brothers met with representatives of MBIA and Lehman Brothers Inc. ("Lehman Brothers"), MBIA's financial advisor, to discuss the reasons for MBIA's reduction in the proposed merger consideration.

  On October 14, 1997, Mr. Elliott called Mr. Caouette and indicated that, in light of the information and analysis provided to MBIA and its advisors at the October 13 meeting, MBIA would revise its proposal so that the market value of the number of shares of MBIA Common Stock being offered for each share of CapMAC Common Stock would be equal to a fixed price of $35, but that any such proposal continued to be subject to MBIA Board approval, the negotiation and execution of a mutually satisfactory merger agreement and confirmation by MBIA's and CapMAC's independent accountants that a merger would qualify for "pooling of interests" accounting treatment. Mr. Elliott indicated that a technical accounting question had arisen and that before MBIA was prepared to make a formal offer, that question would need to be resolved.

  On October 15, 1997, a representative of another insurance company ("Company C") contacted Mr. Caouette and asked whether CapMAC would be interested in pursuing a possible business combination with Company C. That inquiry was followed by a letter to Mr. Caouette on October 16, 1997 asking him to meet with Company C to discuss such a business combination with Company C prior to proceeding with an alternative transaction.

  Representatives of CapMAC, MBIA and their respective accountants, legal counsel and financial advisors met on October 16, 1997. At that meeting, MBIA stated that it was not willing to proceed with the transaction unless the Merger could be accounted for as a pooling of interests. Since a technical accounting question had been raised, CapMAC and MBIA decided to delay further discussions concerning the terms of the transaction until that question had been resolved. At that meeting representatives of MBIA requested that CapMAC sign a letter agreeing not to solicit other bids and to notify MBIA if CapMAC were to receive a competing bid which the CapMAC Board wanted to accept, such letter to have a 60-day term.

  On October 17, 1997, there was a telephonic meeting of the CapMAC Board. At that meeting, the CapMAC Board was updated on the recent discussions and concluded that, in light of the letter received from Company C, Mr. Caouette should meet with Company C. The CapMAC Board also authorized management to negotiate a no-solicitation letter agreement with MBIA along the lines that MBIA had requested on October 16.

  On the afternoon of October 17, 1997, Mr. Caouette met with the chief executive officer of Company C to discuss Company C's interest in a possible business combination. Mr. Caouette informed the chief executive officer that CapMAC was already in advanced discussions with another company regarding a potential business combination. On that same day, Salomon Brothers provided to Company C certain financial information concerning CapMAC. A few days later, Paul V. Palmer, Managing Director and Chief Financial Officer of CapMAC, met with the chief financial officer of Company C to discuss the financial information provided by Salomon Brothers. On October 21, 1997, Company C informed CapMAC that, in light of CapMAC's pending discussions with another company, Company C was not prepared at that time to make an offer for CapMAC.

  At a special meeting of the MBIA Board held on October 18, 1997, at which MBIA's financial advisors were present, Mr. Elliott advised the MBIA Board of the status of negotiations with CapMAC, and Lehman Brothers provided a financial presentation concerning the proposed transaction.

  On October 22, 1997, CapMAC and MBIA entered into a letter agreement in which CapMAC agreed (a) to discontinue any negotiations with other parties relating to an acquisition or similar transaction, (b) not to encourage, solicit or initiate discussions or negotiations with any person or entity (other than MBIA) with respect to any acquisition bids or proposals for similar transactions, and (c) not to furnish information to or initiate discussions or negotiations with any person or entity (other than MBIA) concerning an unsolicited, bona fide, definitive written proposal relating to an acquisition of all or a substantial amount of the stock or assets of CapMAC (a "Definitive Proposal") unless (i) the CapMAC Board determined in good faith, based upon the advice of outside counsel, that such action was necessary to comply with its fiduciary duties, (ii) such proposal was not subject to material conditions and (iii) the CapMAC Board, after consultation with its financial advisors, reasonably believed that such person or entity had the financial wherewithal to consummate such transaction.

  CapMAC could terminate the letter agreement if (a) it gave MBIA notice of the receipt of a Definitive Proposal which was not subject to any due diligence condition, (b) the CapMAC Board determined in good faith, based upon the advice of outside counsel, that recommendation of such proposal was necessary for the CapMAC

Board to comply with its fiduciary duties under applicable law and (c) MBIA did not make a bona fide definitive written proposal within five business days after the receipt of such notice or, if MBIA made such a proposal, the CapMAC Board determined, in its good faith reasonable judgment, that such third party proposal was superior to MBIA's proposal. The letter agreement expired on December 24, 1997. On October 29, 1997, CapMAC and MBIA issued a joint press release announcing that they were engaged in discussions regarding a possible merger of CapMAC and MBIA. During the next week, CapMAC and MBIA continued to take steps to resolve the technical accounting question.

  On October 31, 1997, CapMAC received a letter from Company A offering to acquire CapMAC for $35 in cash, subject to due diligence, Company A board approval and execution of a definitive merger agreement. Mr. Caouette informed a representative of Company A that, under the terms of a letter agreement that CapMAC had executed with MBIA, CapMAC could not provide due diligence access to Company A until Company A had removed the condition of Company A board approval from its proposal. On November 7, 1997, the Company A representative informed Mr. Caouette that it was not prepared to eliminate the condition from its letter and that it was not interested in pursuing discussions with CapMAC unless CapMAC was willing to enter into exclusive discussions with Company A. When Mr. Caouette responded that CapMAC was unable to do that, the Company A representative informed Mr. Caouette that it was terminating discussions with CapMAC.

  On November 7, 1997, having satisfactorily resolved the technical accounting question, CapMAC and MBIA resumed discussions concerning MBIA's merger proposal. During the next week, representatives of CapMAC, MBIA and their respective legal counsel and financial advisors met to negotiate the terms of the Merger Agreement, including the specific terms of the exchange ratio and the collar.

  On November 10, 1997 a representative of Salomon Brothers called a representative of Lehman Brothers and proposed a transaction structure whereby CapMAC's stockholders would receive MBIA Common Stock having a market value of $35 for each share of CapMAC Common Stock subject to a "collar" arrangement whereby the exchange ratio would become fixed if MBIA's stock price were to rise above $69.30, representing a 15% increase from the MBIA closing stock price of November 7, 1997. The Lehman Brothers representative rejected this proposal.

  On November 12, 1997, Mr. Elliott called Mr. Caouette and offered to exchange MBIA Common Stock having a market value of $35 for each share of CapMAC Common Stock, and also proposed that the exchange ratio would be fixed at .614 MBIA shares for each CapMAC share if the MBIA Common Stock price fell below $57, which represented a 7.8% decline from $61.8125, MBIA's closing price on November 10. There was no discussion of a countervailing "collar" if the market value of MBIA Common Stock significantly appreciated. On the morning of November 13, 1997, a representative of Salomon Brothers telephoned a representative of Lehman Brothers to request a symmetrical collar and to inform Lehman Brothers that MBIA would have to change the collar arrangements of its offer if it wanted CapMAC's Board to approve the MBIA proposal.

  On the morning of November 13, 1997, the MBIA Board held a special meeting to review, with the advice and assistance of MBIA's financial and legal advisors, the proposed Merger Agreement with CapMAC and the terms of the Merger. At the special meeting, Mr. Elliott reviewed the negotiations between MBIA and CapMAC and MBIA's legal counsel described the material terms of the Merger Agreement and addressed the Board's fiduciary duties to the stockholders of MBIA in the context of the proposed transaction. At the request of Mr. Elliott, Lehman Brothers then provided its financial analysis of the proposed transaction and described certain aspects of the negotiations with CapMAC, including the telephone call described above.

  Following extended discussion of the proposed transaction and various alternative collar arrangements, it was determined that MBIA should offer CapMAC revised collar arrangements, the effect of which would be to provide CapMAC stockholders with shares of MBIA Common Stock having a market value of $35.00 for each share of CapMAC Common Stock unless the MBIA stock price fell below $53.00 per share or rose above $70.00 per share, representing a decline or increase in the MBIA Common Stock Price of 13.8% from $61.50, the average closing price of the MBIA Common Stock for the 15 consecutive trading days ending on November 13,

1997, in which cases the exchange ratio would become fixed at .6604 shares and
 .5 shares of MBIA Common Stock, respectively. Lehman Brothers rendered its oral opinion, subsequently confirmed in writing, that as of the date of the MBIA Board meeting, the consideration to be paid by MBIA in the Merger was fair to MBIA from a financial point of view. The MBIA Board (with 2 directors absent) then unanimously approved the Merger and the Merger Agreement, including such revised collar arrangements.

  On the afternoon of November 13, 1997, the Board of Directors of CapMAC met to consider the proposed Merger. Immediately prior to that meeting, Mr. Elliott telephoned Mr. Caouette and told him that MBIA's Board had approved the Merger, including the revised collar arrangement described above. Lehman Brothers simultaneously informed a CapMAC representative of the new proposal and also indicated that MBIA's new proposal would expire on November 13 if not accepted by CapMAC's Board that day and if it was not accepted that day, MBIA would issue a press release the following morning that it had terminated discussions with CapMAC.

  At the Board meeting, members of CapMAC's senior management, CapMAC's legal advisors and its financial advisor made presentations and reviewed the matters set forth under "--CapMAC's Reasons for the Merger; Recommendation of the CapMAC Board." The terms of the Merger Agreement were reviewed with the directors, including the terms of the collar proposed by MBIA that afternoon. Salomon Brothers rendered its oral opinion, confirmed by a subsequent written opinion dated November 13, 1997, that as of that date, the consideration to be received by the holders of CapMAC Common Stock in the Merger was fair from a financial point of view to such stockholders. After discussion and consideration, the CapMAC Board voted unanimously (with one director not present) to approve the Merger and the Merger Agreement.

  The Merger Agreement was executed by the parties on the evening of November 13, 1997 and on November 14, 1997 it was publicly announced.

CAPMAC'S REASONS FOR THE MERGER; RECOMMENDATION OF THE CAPMAC BOARD

  At its November 13, 1997 meeting, the CapMAC Board determined that the Merger was fair to and in the best interests of CapMAC and its stockholders. Accordingly, at such meeting, the CapMAC Board approved the Merger Agreement and directed that the Merger Agreement be submitted to the holders of shares of CapMAC Common Stock for approval and adoption.

  The determination of the CapMAC Board to approve the Merger was based upon consideration of a number of factors. The following list includes all material factors considered by the CapMAC Board in its evaluation of the Merger and the Merger Agreement:

    (1) The CapMAC Board's belief that the combined company would have greater resources which would provide a broader platform for the combined company to capitalize on available opportunities in the rapidly growing financial services market;

    (2) The proposed organizational structure of MBIA following the Merger, and its ability to make more efficient use of capital and to compete more effectively in the market for financial guaranty insurance;

    (3) The opportunity of CapMAC's stockholders to participate as holders of MBIA Common Stock in a substantially stronger and more diversified company, of which CapMAC would be a significant part, and to participate in the value that may be generated through the combination of the two companies through their status as stockholders of MBIA;

    (4) The Exchange Ratio negotiated with MBIA which was designed to ensure that the Merger Consideration at the Effective Time equals $35.00 per share of CapMAC Common Stock so long as the MBIA Common Stock Price is between $53.00 and $70.00, and the implied premium over the recent market price of CapMAC Common Stock;

    (5) The fact that prior to the public announcement of the discussions between CapMAC and MBIA, representatives of CapMAC had been in contact with several other companies with respect to their possible interest in an acquisition of CapMAC and that none of those companies had made a proposal for such a transaction at a price level comparable to the Merger Consideration proposed to be paid in the Merger by MBIA;

    (6) The fact that, following the public announcement of the discussions between CapMAC and MBIA, only one other company had expressed an interest in engaging in a business combination or other strategic transaction with CapMAC and the terms proposed by that company were not, in the Board's judgment (based, among other things, on the advice of Salomon Brothers), superior to the terms of the Merger proposed by MBIA;

    (7) The limited number of companies that, in the CapMAC Board's judgment (based, among other things, on the advice of Salomon Brothers), would be likely to be interested in an acquisition of CapMAC at a price level comparable to the Merger Consideration proposed to be paid in the Merger by MBIA, and the fact that CapMAC representatives had been in contact with most of those companies and none had presented an acquisition proposal that compared favorably with the terms of the Merger as proposed by MBIA;

    (8) The strategic and financial alternatives available to CapMAC, including remaining an independent company;

    (9) The fact that, to the extent necessary to comply with the fiduciary duties of the CapMAC Board, as determined in good faith by the CapMAC Board based upon the advice of outside counsel to CapMAC, the CapMAC Board may, under certain circumstances, (a) furnish information to and participate in discussions or negotiations with any person or other entity concerning an unsolicited, bona fide, definitive written proposal relating to an acquisition of all or a substantial amount of assets of CapMAC and (b) withdraw its recommendation of the Merger, terminate the Merger Agreement and enter into a definitive merger agreement with another party, subject to the payment of a termination fee;

    (10) The CapMAC Board's receipt of the written opinion of Salomon Brothers that, as of November 13, 1997 and based upon and subject to certain matters stated therein, the consideration to be received by the holders of CapMAC Common Stock was fair, from a financial point of view, to such holders;

    (11) The fact that the Merger is designed to be tax-free to CapMAC's stockholders and is expected to be treated as a pooling of interests for accounting purposes;

    (12) The CapMAC Board's review of presentations by, and discussions of the terms and conditions of the Merger Agreement with senior executive officers of CapMAC, representatives of its legal counsel and representatives of Salomon Brothers;

    (13) Certain publicly available information with respect to the financial condition and results of operations of MBIA as well as presentations made by Salomon Brothers regarding the business, financial condition and prospects for MBIA;

    (14) Current market conditions, historical market prices and trading information with respect to CapMAC Common Stock and the MBIA Common Stock;

    (15) The anticipated cost and operating efficiencies through the integration of CapMAC and MBIA in the Merger and the opportunity for CapMAC stockholders to share in such cost savings through their ownership of MBIA Common Stock following the Merger; and

    (16) The likelihood of regulatory approval for the Merger.

  In view of the wide variety of material factors considered in connection with its evaluation of the Merger, the CapMAC Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. In making its determination, the CapMAC Board also considered the risks and likelihood of achieving the results described above.

  THE CAPMAC BOARD RECOMMENDS THAT THE HOLDERS OF CAPMAC COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  The full text of the opinion of Salomon Brothers, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is attached hereto as Annex B, and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION IN ITS ENTIRETY. See also "--Opinion of CapMAC's Financial Advisor" below.

OPINION OF CAPMAC'S FINANCIAL ADVISOR

  Salomon Brothers was retained by CapMAC pursuant to a letter agreement dated April 3, 1997 (the "Engagement Letter") to act as financial advisor to CapMAC in connection with, among other things, a potential acquisition of CapMAC by a third party. Pursuant to the Engagement Letter, Salomon Brothers rendered an opinion to the CapMAC Board on November 13, 1997 to the effect that, based upon and subject to the considerations set forth in such opinion, as of such date, the consideration to be received by the holders of CapMAC Common Stock in the Merger was fair to such holders from a financial point of view. Salomon Brothers has confirmed its opinion dated November 13, 1997 by delivery of a written opinion dated the date of this Proxy Statement/Prospectus. In connection with its opinion dated the date of this Proxy Statement/Prospectus, Salomon Brothers updated certain of the analyses performed in connection with its opinion delivered on November 13, 1997 and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

  The full text of Salomon Brothers' fairness opinion dated the date of this Proxy Statement/Prospectus, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is attached hereto as Annex B to this Proxy Statement/Prospectus. The summary of Salomon Brothers' opinion set forth below is qualified in its entirety by reference to the full text of such opinion. No limitations were imposed by CapMAC or the CapMAC Board with respect to the investigations made or procedures followed by Salomon Brothers in rendering its opinion. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION IN ITS ENTIRETY.

  In connection with rendering its opinion, Salomon Brothers reviewed and analyzed, among other things, the following: (1) the Merger Agreement, including the Exhibits and Schedules thereto; (2) certain publicly available information concerning CapMAC, including the Annual Reports on Form 10-K of CapMAC for each of the years in the two year period ended December 31, 1996, the Quarterly Reports on Form 10-Q of CapMAC for each of the quarters from March 31, 1996 through September 30, 1997; (3) certain internal information, primarily financial in nature, including projections, concerning the business and operations of CapMAC furnished to Salomon Brothers by CapMAC for purposes of its analysis; (4) statutory financial information of CapMAC's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1996 and for the three month periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (5) certain publicly available information concerning the trading of, and the trading market for, CapMAC Common Stock; (6) certain publicly available information concerning MBIA, including the Annual Reports on Form 10-K of MBIA for each of the years in the three year period ended December 31, 1996, the Quarterly Reports on Form 10-Q of MBIA for each of the quarters in the two year period ended September 30, 1997; (7) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of MBIA furnished to Salomon Brothers by MBIA for purposes of its analysis; (8) certain publicly available information concerning the trading of, and the trading market for, the MBIA Common Stock;
(9) statutory information of MBIA's insurance subsidiaries for the years ended December 31, 1995 and 1996 and for the three month periods ended March 31, 1997, June 30, 1997, and September 30, 1997; (10) certain publicly available information with respect to certain other companies that Salomon Brothers believed to be comparable to CapMAC and MBIA, and the trading markets for certain of such other companies' securities; and (11) certain publicly available information concerning the nature and terms of certain other transactions that Salomon Brothers considered relevant to its inquiry. Salomon Brothers also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant. Salomon Brothers also met with certain officers and employees of CapMAC and MBIA to discuss the foregoing as well as other matters Salomon Brothers believed relevant to its inquiry.

  In its review and analysis and in arriving at its opinion, Salomon Brothers assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and neither attempted independently to verify nor assumed any responsibility for verifying any of such information and further relied on assurances of management of CapMAC that they are not aware of facts that would make any of such information inaccurate or misleading. Salomon Brothers did not conduct a physical inspection of any of the properties or facilities of CapMAC or MBIA, nor did it make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities. With respect to projections, Salomon Brothers assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of CapMAC and MBIA, respectively. Salomon Brothers expressed no view with respect to such projections or the assumptions on which they were based. Salomon Brothers further assumed that the conditions precedent to the Merger contained in the Merger Agreement will be satisfied and that the Merger will be consummated in accordance with the terms of the Merger Agreement.

  In conducting its analysis and arriving at its opinion, Salomon Brothers considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (1) the historical and current financial position and results of operations of CapMAC and MBIA; (2) the business prospects of CapMAC and MBIA; (3) the historical and current market for CapMAC Common Stock, MBIA Common Stock and the equity securities of certain other companies that Salomon Brothers believes to be comparable to CapMAC or MBIA; and (4) the nature and terms of certain other acquisition transactions that Salomon Brothers believes to be relevant. Salomon Brothers also took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuation generally. Salomon Brothers' opinion necessarily was based on conditions as they existed and could be evaluated on the date thereof and Salomon Brothers assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after such date. Salomon Brothers' opinion does not constitute an opinion or imply any conclusions as to the likely trading range for MBIA Common Stock following consummation of the Merger. Salomon Brothers' opinion was for the sole benefit of the CapMAC Board in its consideration of the Merger and was, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by holders of CapMAC Common Stock in the Merger and did not address CapMAC's underlying business decision to effect the Merger or constitute a recommendation to any holder of CapMAC Common Stock as to how such holder should vote with respect to the Merger.

  Salomon Brothers has advised the CapMAC Board that, based on an express disclaimer in the Engagement Letter, Salomon Brothers does not believe that any person (including a stockholder of CapMAC), other than CapMAC or the CapMAC Board, has a legal right to rely upon its fairness opinion to support any claims against Salomon Brothers arising under applicable state law and that, should any such claims be brought against Salomon Brothers by any such person, this assertion will be raised as a defense. In the absence of applicable state law authority, the availability of such a defense will be resolved by a court of competent jurisdiction. Resolution of the question of the availability of such a defense, however, will have no effect on the rights and responsibilities of the CapMAC Board under applicable state law. Nor would the availability of such a state law defense to Salomon Brothers have any effect on the rights and responsibilities of either Salomon Brothers or the CapMAC Board under the federal securities laws.

  In connection with its opinion dated November 13, 1997, Salomon Brothers made a presentation to the CapMAC Board on November 13, 1997, with respect to certain analyses performed by Salomon Brothers in evaluating the consideration to be received in the Merger by holders of CapMAC Common Stock. The following is a summary of such Salomon Brothers presentation. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at November 12, 1997 and is not necessarily indicative of current market conditions.

  Overview of MBIA and Historical Trading Analysis. Salomon Brothers reviewed certain aspects of the business and historical financial performance of MBIA, including, among other things, total assets, total equity, gross premiums written, net premiums earned, net income, operating earnings, loss ratios, expense ratios and combined ratios for fiscal years 1992 through 1996 and for the nine months ended September 30, 1996 and 1997. Salomon Brothers compared certain of this information with similar financial data for other publicly-traded companies in the financial guaranty industry (both reinsurers and primary bond insurers). In addition, Salomon Brothers reviewed with the CapMAC Board certain information concerning the trading prices and volume of MBIA Common Stock from January 2, 1996 through November 12, 1997. Salomon Brothers noted that the trading price of the MBIA Common Stock had generally tracked the performance of an index of selected peer companies and the S&P 500 Composite Average over such period, with the index of selected peer companies slightly outperforming the MBIA Common Stock and the S&P 500 Composite Average.

  Comparable Market Statistics--MBIA. Salomon Brothers compared, for the twelve months ended September 30, 1997, selected financial data of MBIA with certain financial data from five other publicly-traded financial guaranty companies (AMBAC Financial Group, Inc., Capital Re Corp, CapMAC, Enhance Financial Services Group Inc. and Financial Security Assurance Holdings Ltd. (the "MBIA Comparable Companies")). Salomon Brothers considered the MBIA Comparable Companies to be reasonably similar to MBIA insofar as they participate in business segments similar to MBIA's business segments, but none of these companies has the same management, makeup, size and combination of businesses as MBIA. For MBIA and each of the MBIA Comparable Companies, Salomon Brothers reviewed, among other things, (1) latest twelve months ("LTM") return on average equity (13.2% for MBIA compared with a range of 10.4% to 12.6% and a median of 12.1% for the MBIA Comparable Companies); (2) LTM return on beginning equity (14.7% for MBIA compared with a range of 10.8% to 13.7% and a median of 13.1% for the MBIA Comparable Companies); and (3) expected five year earnings per share ("EPS") growth (based upon Institutional Brokers Estimate Systems ("IBES") reports) (13.0% for MBIA compared with a range of 11.0% to 20.0% and a median of 14.0% for the MBIA Comparable Companies).

  For purposes of comparison, Salomon Brothers then established multiples of closing stock price on November 12, 1997 to (a) LTM operating earnings (15.5x for MBIA compared with a range of 14.3x to 16.6x and a median of 14.6x for the MBIA Comparable Companies); (b) estimated 1997 EPS (15.0x for MBIA compared with a range of 13.8x to 15.8x and a median of 14.2x for the MBIA Comparable Companies); (c) estimated 1998 EPS (13.5x for MBIA compared with a range of 12.2x to 13.5x and a median of 12.7x for the MBIA Comparable Companies), (d) book value (1.88x for MBIA compared with a range of 1.47x to 1.86x and a median of 1.62x for the MBIA Comparable Companies); (e) reported adjusted book value (1.32x for MBIA compared with a range of 1.06x to 1.52x and a median of 1.21 for the MBIA Comparable Companies) and (f) fully-diluted book value (1.86x for MBIA compared with a range of 1.47x to 1.92x and a median of 1.64 for the MBIA Comparable Companies). Salomon Brothers also established multiples of firm value (equity market capitalization plus total debt) to (x) earnings before interest and taxes ("EBIT") (12.6x for MBIA compared with a range of 10.8x to 12.1x and a median of 11.2x for the MBIA Comparable Companies) and (y) book value plus debt (1.75x for MBIA compared with a range of 1.41x to 1.70x and a median of 1.50x for the MBIA Comparable Companies). Estimated 1997 EPS and 1998 EPS were based upon mean First Call estimates as of November 11, 1997.

  Dividend Discount Valuation--MBIA. Salomon Brothers also performed a dividend discount analysis pursuant to which the value of MBIA Common Stock was estimated by adding (1) the estimated net present value of MBIA's future stream of dividend payments to MBIA's stockholders for the years 1998 through 2002, plus (2) the estimated net present value of the terminal value of MBIA at the end of the year 2002, based upon certain operating and financial assumptions, forecasts and other information provided to Salomon Brothers by the management of MBIA. For purposes of such analysis, Salomon Brothers utilized discount rates of 12.0%, 13.0%, 14.0%, 15.0%, 16.0%, 17.0% and 18.0%
(with particular focus on discount rates of 14.0%, 15.0% and 16.0%), and terminal values based on multiples of 12.0x, 13.0x, 14.0x, 15.0x and 16.0x projected GAAP earnings for the year 2003 and multiples of 1.80x, 1.90x, 2.00x, 2.10x and 2.20x projected GAAP book value at the end of the year 2002 (with particular focus on multiples of 13.0x to 15.0x GAAP earnings and 1.90x to 2.10x GAAP book value). From these analyses, focusing on discount rates of 14.0% to 16.0%, Salomon Brothers used the ranges calculated for terminal value multiples of 13.0x to 15.0x year 2003 GAAP earnings and 1.90x to 2.10x year 2002 projected GAAP book value to derive reference ranges for the implied value of the shares of MBIA Common Stock of $59.58 to $74.31 and $56.38 to $67.47, respectively. Salomon Brothers noted that MBIA's closing stock price of $61.06 on November 12, 1997 was within the range of values suggested by this analysis.

  Review of CapMAC Historical Trading Analysis. Salomon Brothers reviewed certain information concerning trading prices and volume of CapMAC Common Stock from December 19, 1995 (the date of the initial public offering of the CapMAC Common Stock) through November 12, 1997. Salomon Brothers noted that from January 2, 1997 through November 12, 1997, both the S&P 500 Composite Average and an index of selected peer companies (the "CapMAC Comparable Index") had significantly outperformed the CapMAC Common Stock (although the CapMAC Common Stock had generally outperformed both the S&P 500 Composite Average and the CapMAC Comparable Index for the period from December 1995 through March 1997).

  Comparable Company Analysis--CapMAC. Salomon Brothers reviewed certain publicly available financial, operating and stock market information for CapMAC, and five other publicly-traded financial guaranty companies (AMBAC Financial Group, Inc., Capital Re Corp, Enhance Financial Services Group Inc., Financial Security Assurance Holdings Ltd. and MBIA (the "CapMAC Comparable Companies")). Salomon Brothers considered the CapMAC Comparable Companies to be reasonably similar to CapMAC insofar as they participate in business segments similar to the CapMAC's business segments, but none of these companies has the same management, makeup, size and combination of businesses as CapMAC. Accordingly, the analysis described below is not purely mathematical. Rather it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of CapMAC and the CapMAC Comparable Companies and other factors that could affect public trading value.

  For CapMAC and each of the CapMAC Comparable Companies, Salomon Brothers compared, for the twelve months ended September 30, 1997, (1) LTM return on average equity (10.4% for CapMAC compared with a range of 10.6% to 13.2% and a median of 12.4% for the CapMAC Comparable Companies); (2) LTM return on beginning equity (10.8% for CapMAC compared with a range of 11.4% to 14.7% and a median of 13.4% for the CapMAC Comparable Companies); and (3) expected five year EPS growth (based upon IBES reports) (20.0% for CapMAC compared with a range of 11.0% to 16.0% and a median of 13.0% for the CapMAC Comparable Companies). For purposes of comparison, Salomon Brothers then established multiples of closing stock price on November 12, 1997 to (a) LTM operating earnings (16.2x for CapMAC compared with a range of 14.3x to 16.6x and a median of 14.6x for the CapMAC Comparable Companies); (b) estimated 1997 EPS (15.0x for CapMAC compared with a range of 13.8x to 15.8x and a median of 14.2x for the CapMAC Comparable Companies); (c) estimated 1998 EPS (12.7x for CapMAC compared with a range of 12.2x to 13.5x and a median of 12.8x for the CapMAC Comparable Companies), (d) book value (1.50x for CapMAC compared with a range of 1.47x to 1.88x and a median of 1.67x for the CapMAC Comparable Companies); (e) reported adjusted book value (1.06x for CapMAC compared with a range of 1.14x to 1.52x and a median of 1.26 for the CapMAC Comparable Companies) and (f) fully-diluted book value (1.51x for CapMAC compared with a range of 1.47x to 1.92x and a median of 1.70 for the CapMAC Comparable Companies). Salomon Brothers also established multiples of firm value to (x) EBIT (10.8x for CapMAC compared with a range of 10.8x to 12.6x and a median of 11.4x for the CapMAC Comparable Companies) and (y) book value plus debt (1.50x for CapMAC compared with a range of 1.41x to 1.75x and a median of 1.55x for the CapMAC Comparable Companies). Estimated 1997 EPS and 1998 EPS were based upon mean First Call estimates as of November 11, 1997.

  Using the multiples described above, Salomon Brothers derived a reference range (based on the median values resulting from application of those multiples) for the implied value of the shares of CapMAC Common Stock of $27.07 to $38.46, resulting in an implied premium/(discount) of 29.3% to (9.0%) based on the $35.00 per share Merger Consideration.

  Dividend Discount Valuation--CapMAC. Salomon Brothers also performed a dividend discount analysis pursuant to which the value of CapMAC Common Stock was estimated by adding (1) the estimated net present value of CapMAC's future stream of dividend payments to CapMAC's stockholders for the years 1998 through 2002, plus (2) the estimated net present value of the terminal value of CapMAC at the end of the year 2002, based upon certain operating and financial assumptions, forecasts and other information provided to Salomon Brothers by the management of CapMAC. Salomon Brothers performed this analysis
(a) based on management EPS estimates for 1998 through 2002 (the "Base Case"), which resulted in a compound annual growth rate ("CAGR") of 20.0%, and (b) based on management EPS estimates for 1998 and assuming a CAGR of 15.0% thereafter (the "Lower-growth Case"). For purposes of such analysis, Salomon Brothers utilized discount rates of 12.0%, 13.0%, 14.0%, 15.0%, 16.0%, 17.0%
and 18.0% (with particular focus on discount rates of 14.0%, 15.0% and 16.0%), and terminal values based on multiples of 9.0x, 10.0x, 12.0x, 14.0x and 15.0x projected GAAP earnings for the year 2003 and multiples of 1.25x, 1.50x, 1.75x, 2.00x and 2.25x projected GAAP book value at the end of the year 2002 (with particular focus on multiples of 10.0x to 14.0x GAAP earnings and 1.50x to 2.00x GAAP book value). From these analyses, Salomon Brothers used the ranges calculated for discount rates of 14% to 16% and for terminal value multiples of 10.0x to 14.0x year 2003 GAAP earnings to derive reference ranges for the implied value of the shares of CapMAC Common Stock of $28.95 to $44.08, with a median of $36.21 (Base Case), and $23.44 to $35.67, with a median of $29.31 (Lower-growth Case). Salomon Brothers also used the ranges calculated for discount rates of 14% to 16% and for terminal value multiples of 1.50x to 2.00x year 2002 projected GAAP book value to derive reference ranges for the implied value of the shares of CapMAC Common Stock of $27.53 to $39.94, with a median of $33.49 (Base Case), and $26.05 to $37.78, with a median of $31.68 (Lower-growth Case).

  Liquidation Analysis--CapMAC. Salomon Brothers also performed a liquidation analysis pursuant to which the value of CapMAC Common Stock was estimated by adding (1) the estimated net present value of CapMAC's future free cash flow available to stockholders if CapMAC were to "run-off" its existing book of business, plus (2) the estimated net present value of the terminal value of CapMAC at the end of the year 2002, based upon certain operating and financial assumptions, forecasts and other information provided to Salomon Brothers by the management of CapMAC. Free cash flow to stockholders represents the amount of cash generated and available for dividend payments after providing for ongoing business operations and taking into account the maximum allowable dividend of CapMAC's insurance subsidiaries. For purposes of such analysis, Salomon Brothers utilized discount rates of 12.0%, 13.0%, 14.0%, 15.0%, 16.0%, 17.0% and 18.0% (with particular focus on discount rates of 14.0%, 15.0% and 16.0%), and terminal values based on multiples of 1.00x, 1.10x, 1.20x, 1.30x and 1.40x projected GAAP book value at the end of the year 2002 (with particular focus on multiples 1.10x to 1.30x GAAP book value). From these analyses, Salomon Brothers used the ranges calculated for discount rates of 14% to 16% and for terminal value multiples of 1.10x to 1.30x year 2002 projected GAAP book value to derive a reference range for the implied value of the shares of CapMAC Common Stock of $13.92 to $17.55, with a median of $15.67.

  Analysis of Selected Insurance Company Acquisitions. Salomon Brothers also analyzed certain publicly available financial, operating and stock market information for six selected merger or acquisition transactions in the financial guaranty industry since 1988 (the "Financial Guaranty Transactions"); for sixteen selected merger or acquisition transactions in the property and casualty insurance industry announced since 1994 (the "P&C Transactions"); and for eighteen selected merger or acquisition transactions in the life insurance industry announced since 1995 (the "Life Insurance Transactions"). The Financial Guaranty Transactions reviewed were: AMBAC Financial Group, Inc./Construction Loan Insurance Corporation, Financial Security Assurance Holdings Ltd./Capital Guaranty Corporation, Saratoga Partners II, L.P./CapMAC, U S West Inc./Financial Security Assurance Holdings Ltd., MBIA/Bond Investors Group, Inc. and General Electric Capital Corp./FGIC Corp. The P&C Transactions were: Hartford Financial Services Group Inc./Omni Insurance Group Inc., USF&G Corporation/Titan Holdings Inc., General Electric Capital Corp./Colonial Penn Insurance Co., MMI Companies Inc./Unionamerica Holdings plc, Fairfax Financial Holdings Limited/Sphere Drake Holdings Ltd., General Motors Acceptance Corp./Integon Corp., SAFECO Corporation/American States Financial Corp., EXEL Limited/GCR Holdings Limited, Vesta Insurance Group, Inc./Anthem Casualty Ins. Group, Inc., Fireman's Fund

Insurance Company/Crop Growers Corporation, HCC Insurance Holdings, Inc./AVEMCO Corporation, Zurich Insurance Group/Zurich Reinsurance Centre Holdings Inc., Munich Reinsurance Company/American Re Corp., Berkshire Hathaway Inc./GEICO Corporation, Zurich Reinsurance Centre Holdings, Inc./RE Capital Corporation and USF&G Corporation/Victoria Financial Corp. The Life Insurance Transactions were: Conseco Inc./Washington National Corporation, AmerUS Life Holdings, Inc./AmVestors Financial Corporation, American General Corporation/Western National Corp., ING Groep N.V./Equitable of Iowa Companies, Unitrin, Inc./Reliable Life Insurance Co., Conseco Inc./Colonial Penn Life Insurance Co., Jefferson-Pilot Corp./Chubb Life Insurance Company of America, American General Corporation/USLIFE Corp., AEGON N.V./Providian Corp., American General Corporation/Home Beneficial Corp., Conseco Inc./Pioneer Financial Services, Inc., Conseco Inc./Transport Holdings, Inc., Conseco Inc./Capitol American Financial Corp., Conseco Inc./American Travellers Corp., General Electric Capital Corp./First Colony Corp., Conseco Inc./Life Partners Group, Inc., American Annuity Group, Inc./Laurentian Capital Corp. and Zurich Insurance Group/Kemper Corporation. Salomon Brothers considered the precedent mergers and acquisition transactions to be reasonably similar to the Merger, but none of these precedents is identical to the Merger. For each transaction reviewed, Salomon Brothers established, among other things, the premium to market price one month prior to the public announcement of the transaction and the multiples of transaction price to LTM GAAP operating income and to GAAP book value and, in the case of the P&C Transactions and the Life Insurance Transactions, the multiple of transaction price to the estimate of EPS for the calendar year following the announcement date, based upon median IBES estimates as of the announcement date. Based on the foregoing analyses, Salomon Brothers calculated high, low and median multiples.

  Using the multiples described above, Salomon Brothers derived reference ranges (based on the median values resulting from application of those multiples) for the implied value of the shares of CapMAC Common Stock of $21.30 to $37.61, $31.94 to $42.75 and of $29.12 to $42.95, based upon the
Financial Guaranty Transactions, the P&C Transactions and the Life Insurance Transactions, respectively.

  The foregoing summary does not purport to be a complete description of the analyses performed by Salomon Brothers or of its presentations to the CapMAC Board. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Salomon Brothers made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of the analyses and factors considered. Accordingly, Salomon Brothers believes that its analyses (and the summary set forth above) must be considered as a whole, and that selecting portions of such analyses and of the factors considered by Salomon Brothers, without considering all of such analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon Brothers and its opinion. With regard to the comparable public company analysis and the comparable transaction analysis summarized above, Salomon Brothers selected comparable public companies on the basis of various factors, including the size of the public company and similarity of the line of business; however, no public company or transaction utilized as a comparison is identical to CapMAC or MBIA, any business segment of CapMAC or MBIA or the Merger. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the transaction or public trading value of the Comparable Companies and transactions to which CapMAC and MBIA, the business segments of CapMAC and MBIA and the Merger are being compared. In its analyses, Salomon Brothers made numerous assumptions with respect to CapMAC, MBIA, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CapMAC and MBIA. Any estimates contained in Salomon Brothers' analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of CapMAC, MBIA, the CapMAC Board, Salomon Brothers or any other person assumes responsibility if future results or actual values differ materially from the estimates. Salomon Brothers' analyses were prepared solely as part of Salomon Brothers' analysis of the fairness of the consideration to be received by the holders of CapMAC Common Stock in the Merger and were provided to the CapMAC Board in that connection. The opinion of Salomon Brothers dated November 13, 1997 was one of the factors taken into consideration by the CapMAC Board in making its determination to approve the Merger Agreement and the Merger.

  Salomon Brothers is an internationally recognized investment banking firm engaged, among other things, in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. CapMAC selected Salomon Brothers to act as its financial advisor on the basis of Salomon Brothers' international reputation and Salomon Brothers' familiarity with CapMAC. Salomon Brothers had previously rendered investment banking and financial advisory services to CapMAC and MBIA, for which Salomon Brothers received customary compensation. In addition, in the ordinary course of its business, Salomon Brothers may trade the debt and equity securities of both CapMAC and MBIA for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Pursuant to the Engagement Letter, CapMAC will pay Salomon Brothers the following fees: (a) $100,000, payable upon CapMAC's execution of the Engagement Letter (which has been paid); plus (b) an additional fee, payable upon consummation of the Merger (the "Additional Fee"), of .88% of the sum of
(1) the total market value of the MBIA Common Stock paid to holders of CapMAC Common Stock in connection with the Merger, plus (2) the value of any long-term liabilities repaid or retired in connection with or anticipation of the Merger or existing on CapMAC's balance sheet at the time of the Merger. Up to 30% of the Additional Fee is payable to SBC Warburg Dillon Read Inc. as co-advisor in accordance with the Engagement Letter. CapMAC has also agreed to reimburse Salomon Brothers for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement (including the reasonable fees and disbursements of its counsel) and to indemnify Salomon Brothers against certain liabilities and expenses relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

  As noted under the caption "THE PROPOSED MERGER--CapMAC's Reasons for the Merger; Recommendation of the CapMAC Board" the fairness opinion of Salomon Brothers dated November 13, 1997 was only one of several factors considered by the CapMAC Board in determining to approve the Merger Agreement and the Merger. The amount of consideration payable in the Transaction was determined by arms'-length negotiations between MBIA and CapMAC, in consultation with their respective financial advisors and other representatives, and was not established by such financial advisors.

MBIA'S REASONS FOR THE MERGER

  The MBIA Board, having received the opinion of Lehman Brothers that, from a financial point of view, the consideration to be paid by MBIA in the Merger is fair to MBIA, unanimously approved the Merger Agreement and the Share Issuance in connection with the Merger. The Merger does not require the approval of the shareholders of MBIA.

  In reaching its conclusion to approve the Merger and the Share Issuance, the MBIA Board considered a variety of factors, although it did not assign any relative or specific weight to the factors considered. The MBIA Board considered the following principal factors:

    (1) that the products and markets of the two companies are complementary;

    (2) that the combined company should enjoy economies of scale in such areas as the management of its investment portfolio, new product development, technology and back-office functions;

    (3) that the size of the combined company should increase its flexibility to take advantage of opportunities for growth in the future;

    (4) that MBIA expects the Merger to be non-dilutive to MBIA, excluding non-recurring costs attributable to the Merger;

    (5) information concerning the historical financial position, results of operation and stock prices of CapMAC, as well as the prospective financial performance of the combined companies;

    (6) the opinion of Lehman Brothers delivered to the MBIA Board at its November 13, 1997 special meeting that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to MBIA, as well as the underlying financial analyses of Lehman Brothers presented to the MBIA Board in connection therewith;

    (7) the risks associated with combining two large companies;

    (8) a review of the terms of the Merger Agreement, including the circumstances under which either MBIA or CapMAC may terminate the Merger Agreement (and the fees triggered thereby), the conditions to closing contained therein and the impact of non-recurring costs directly attributable to the Merger, including change of control costs and fees to investment bankers, accountants and attorneys;

    (9) that the Merger was structured as a tax-free reorganization for federal income tax purposes (see "--Certain Federal Income Tax Consequences of the Merger"); and

    (10) that the Merger will be accounted for as a "pooling of interests" transaction, thereby avoiding potential negative accounting consequences to the earnings of the combined company following the closing of the Merger.

  After careful consideration of the foregoing factors and consultation with its outside financial and legal advisors, the MBIA Board concluded that the Merger and the Share Issuance furthered the strategic and financial objectives of MBIA.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the CapMAC Board with respect to the Merger Agreement and the transactions contemplated thereby, CapMAC stockholders should be aware that certain members of CapMAC management and the CapMAC Board may be deemed to have certain interests in the Merger in addition to their interests generally as stockholders of CapMAC which may present them with potential conflicts of interest in connection with their recommendation of the approval of the Merger Agreement to CapMAC's stockholders.

  Mr. Caouette is a party to an employment agreement dated as of June 25, 1992 (the "Employment Agreement") with CapMAC which, among other provisions, provides that Mr. Caouette may terminate his employment following a Change of Control (as defined in the Employment Agreement) and be entitled to certain severance. The severance payable to Mr. Caouette pursuant to his Employment Agreement by CapMAC consists of a payment of an amount equal to the higher of
(x) his base salary payable for the period commencing on the termination date and ending on (and including) the last day of the employment period, (y) 200% of his base salary and (z) the amount payable under CapMAC's then-applicable severance policy. Mr. Caouette will also be entitled to continuation for 12 months of any health or disability coverage provided by CapMAC to him prior to such termination of employment and an amount equal to the pro rata portion of the bonus determined using his target annual bonus. The Merger will constitute a Change of Control as defined in the Employment Agreement.

  The Merger Agreement permits CapMAC to adopt a severance policy for its employees, subject to the consent of MBIA, which consent shall not be unreasonably withheld. CapMAC and MBIA have also had discussions regarding severance benefits for CapMAC's employees who, under certain circumstances, may not continue to be employed by MBIA following the Merger. Such severance would consist of continuation of base pay for up to two years for the most senior CapMAC officers and be payable in the discretion of Mr. Caouette.

  At the Effective Time, each outstanding stock option and any related stock appreciation right with respect to CapMAC Common Stock, whether or not then exercisable, shall be deemed assumed by MBIA and deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such option prior to the Effective Time, the number (rounded to the nearest whole number) of shares of MBIA Common Stock as the holder of such option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (not taking into account whether or not such option was in fact exercisable).

  The Merger Agreement provides that for six years after the Effective Time, MBIA will and it will cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of CapMAC, determined as of the Effective Time, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") (but only to the extent such Costs are not otherwise covered by insurance and paid) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to which such person was or is a party or is threatened to be made a party by reason of the fact that he was or is a director or officer of CapMAC, to the fullest extent permitted under applicable law (and MBIA shall, or shall cause the Surviving Corporation to, also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification). The Merger Agreement provides that the By-Laws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in the By-laws of CapMAC, and that such provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of CapMAC. The Merger Agreement further provides that MBIA will cause to be maintained in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by CapMAC (provided that MBIA may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters occurring prior to the Effective Time to the extent available or, if such coverage is not available, the best available coverage; provided, however, that in no event will MBIA or CapMAC be required to expend more than an amount per year equal to 200% of current annual premiums paid by CapMAC to maintain or procure insurance coverage pursuant to the Merger Agreement, but in such case will purchase as much coverage as possible for such amount.

PLANS FOR CAPMAC AFTER THE MERGER

  Following the Merger MBIA intends to combine the businesses and operations of MBIA and CapMAC and to eliminate certain redundant operations. CapMAC's operations are expected to remain in New York City. MBIA and the management of CapMAC will continue to evaluate CapMAC's business and operations after the consummation of the Merger and make such changes as are deemed appropriate. Except as otherwise indicated in this Proxy Statement/Prospectus, MBIA does not have any plans or proposals subsequent to the Merger that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving CapMAC, a sale or transfer of a material amount of the assets of CapMAC or any material change in CapMAC's corporate structure.

THE MERGER AGREEMENT

  The following is a summary of certain material provisions of the Merger Agreement not summarized elsewhere in this Proxy Statement/Prospectus. A copy of the Merger Agreement is attached as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

 The Merger

  The Merger Agreement provides that, as soon as practicable following the satisfaction or waiver of various conditions to each party's obligation to consummate the Merger including the approval of the Merger Agreement by CapMAC's stockholders, Merger Sub will be merged with and into CapMAC in accordance with the DGCL, the separate corporate existence of Merger Sub will cease, and CapMAC will continue as the Surviving Corporation in the Merger.

 Charter and Bylaws

  At the Effective Time, the CapMAC Charter, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation and the by-laws of Merger Sub shall be the by-laws of the Surviving Corporation.

 Directors and Officers

  Pursuant to the Merger Agreement, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation, and the officers of CapMAC immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

 Representations and Warranties

  The Merger Agreement contains various customary representations and warranties by CapMAC, MBIA and Merger Sub concerning (i) organization, standing and corporate power, (ii) capitalization and ownership of subsidiaries' stock, (iii) licensing of insurance subsidiaries, (iv) authorization of the Merger Agreement, the Merger and related transactions,
(v) consents and approvals and absence of contravention of any organizational documents and agreements of, and any orders or regulations against, CapMAC, MBIA and Merger Sub and their respective subsidiaries, (vi) compliance with applicable federal securities law requirements and absence of material misstatements or omissions in documents and reports filed with the Commission,
(vii) financial statements, including statutory financial statements, (viii) the absence of certain changes, (ix) the absence of undisclosed liabilities,
(x) the accuracy of the information provided for inclusion in this Proxy Statement/Prospectus, (xi) compliance with governmental approvals, filings and permits; (xii) the absence of undisclosed violations of or defaults under any organizational document or any material agreement, order, statute, rule or regulation, governmental authorization, consent or approval, (xiii) the Investment Company Act of 1940 and the Investment Advisers Act of 1940, (xiv) the absence of undisclosed material litigation, (xv) taxes, (xvi) the receipt of opinions of their respective financial advisors, (xvii) qualification of the Merger for "pooling of interests" accounting treatment, (xvii) qualification of the Merger as a reorganization under the Code, and (xx) no brokers being entitled to fees in connection with the Merger.

  MBIA also made representations and warranties concerning the ownership by MBIA and its subsidiaries of CapMAC Common Stock.

  CapMAC also made representations and warranties concerning the ownership by CapMAC and its subsidiaries of MBIA Common Stock, and its employee benefit plans, compliance with ERISA and labor matters.

  The respective representations and warranties of each of CapMAC, MBIA and Merger Sub will terminate at the Effective Time or upon termination of the Merger Agreement in accordance with its provisions.

 Conduct of Business Pending the Merger

  Pursuant to the Merger Agreement, CapMAC and MBIA have agreed that, during the period from the date of the Merger Agreement until the Effective Time, except as contemplated by the Merger Agreement or provided in the disclosure schedules thereto or as mutually consented to in writing, each of CapMAC and MBIA and each of their respective subsidiaries will conduct its business in the ordinary course consistent with past practice, and will use all reasonable best efforts to preserve intact its respective business organization, keep available the services of present key officers and employees, and preserve relationships and goodwill with persons with which it has significant business relations.

  In addition, except as set forth in the disclosure schedules to the Merger Agreement, CapMAC has agreed not to, without prior written consent of MBIA:
(i) amend its Charter, bylaws or equivalent organizational documents, (ii) issue, sell, pledge, dispose of or encumber, or authorize any shares of capital stock or other securities (subject to certain exceptions described in the Merger Agreement) or any material assets except in the ordinary course of business or to pay claims arising under insurance policies, (iii) declare, set aside or pay any dividends or other distributions (except for regular quarterly dividends), (iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire any shares of its capital stock, (v) acquire (by merger, consolidation, or acquisition of stock or assets) any business organization or division thereof, or incur any indebtedness except in the ordinary course of business pursuant to existing credit agreements or arrangements, (vi) except in the ordinary course of business consistent with past practice or as otherwise permitted by the Merger Agreement and schedules thereto, increase any compensation or fringe benefits payable to any director, officer or employee, grant any severance or termination pay not required to be paid under existing severance plans, or enter into any employment, consulting or severance agreement or arrangement or establish, adopt, amend or terminate any collective bargaining agreement or other employee benefit plan, (vii) make any change in any accounting practice, except in specified circumstances,
(viii) make any material tax election, amend any tax return or settle or compromise any material tax liability, (ix) settle or compromise any pending or threatened suit, action or claim which is material or which relates to the transactions contemplated thereby, (x) pay, discharge or satisfy any claims, liabilities or obligations, other than those reflected or reserved against in the financial statements of CapMAC or incurred in the ordinary course of business and consistent with past practice, or those required to be paid, discharged or satisfied pursuant to the terms of any contract in existence on the date of the Merger Agreement (including, without limitation, outstanding insurance policies), (xi) take any action that would reasonably be expected to result in, or omit to take any action that would reasonably be expected to prevent, any of its representations or warranties set forth in the Merger Agreement being or becoming untrue in any material respect, (xii) take any action that would reasonably be expected to result in any of the conditions of the Merger set forth in the Merger Agreement not being satisfied, or (xiii) take or agree to take, in writing or otherwise, any of the actions described above.

  MBIA also has agreed not to, except as set forth in the disclosure schedules to the Merger Agreement, without prior written consent of CapMAC: (i) amend its Charter, bylaws or other organizational documents, (ii) issue, sell, pledge, dispose of or encumber, or authorize, any shares of capital stock or other securities (subject to certain exceptions described in the Merger Agreement) or any material assets except in the ordinary course of business or to pay claims arising under insurance policies, (iii) declare, set aside or pay any dividends or other distributions (except for regular quarterly dividends), (iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire any shares of its capital stock, (v) take any action that would reasonably be expected to result in, or omit to take any action that would reasonably be expected to prevent, any of its representations or warranties set forth in the Merger Agreement being or becoming untrue in any material respect, (vi) take any action that would reasonably be expected to result in any of the conditions of the Merger set forth in the Merger Agreement not being satisfied, or (vii) take, or agree to take, in writing or otherwise, any of the actions described above.

  Each of the parties also has agreed not to take any action that to its knowledge could reasonably be expected to adversely affect (i) the ability of MBIA to treat the Merger as a "pooling of interests" for accounting purposes or (ii) the ability of the Merger to qualify as a "reorganization" under section 368(a) of the Code.

 Access to Information; Confidentiality

  The Merger Agreement provides that until the Effective Time, upon reasonable notice and subject to the confidentiality agreement entered into with MBIA, CapMAC will (and will cause its subsidiaries, employees and agents to) afford the employees and other agents of MBIA reasonable access, consistent with applicable law, at all reasonable times to its officers, employees, agents, properties, and offices, and to all books and records, and will furnish MBIA with all financial, operating and other data and information, as MBIA, through its officers, employees or agents, may from time to time reasonably request.

 Filings and Other Actions

  Upon the terms and subject to the conditions of the Merger Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all reasonably appropriate action, and to do or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement as soon as practicable, including but not limited to (i) cooperation in the preparation and filing of the Proxy Statement, any required filings under the HSR Act, filings with the New York Superintendent of Insurance (the "New York Superintendent") or other state or foreign insurance commissions or regulations and any amendments to any thereof, (ii) using its reasonable best efforts to promptly make all required regulatory filings and applications including, without limitation, responding promptly to requests for further information and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with CapMAC and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Merger, (iii) taking all actions which may be reasonably necessary to prevent any court, or other governmental or other regulatory authority, commission or agency (a "Governmental Entity") from taking steps to obtain, or from issuing, any order, injunction, decree, judgment or ruling or the taking of any other action restraining, enjoining or otherwise prohibiting the Merger, including, without limitation, agreeing to effect such divestitures of assets or businesses of CapMAC or MBIA, or agreeing to such limitations on CapMAC's or MBIA's future operations, as may be necessary to forestall such order, decree, ruling or action, (iv) CapMAC and MBIA each agreeing to take all actions which may be reasonably necessary to contest and resist any action seeking to have imposed any order, decree, judgment, injunction, ruling or other order (whether temporary, preliminary or permanent) (an "Order") that would delay, restrain, enjoin or otherwise prohibit consummation of the Merger and in the event that any such temporary or preliminary Order is entered in any proceeding that would make consummation of the Merger in accordance with the terms of the Merger Agreement unlawful or that would prevent or delay consummation of the Merger or the other transactions contemplated by the Merger Agreement, to use its reasonable best efforts to take promptly any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (i) of this paragraph) reasonably necessary to vacate, modify or suspend such Order so as to permit such consummation as promptly as practicable after the date hereof, and (v) cooperation in connection with obtaining the opinions of special counsel, dated as of the Effective Time, to the effect that the Merger will constitute a reorganization for Federal income tax purposes within the meaning of section 368(a) of the Code, including, without limitation, providing to special counsel and, if required by counsel as necessary for purposes of such opinions, using reasonable efforts to cause each person who beneficially owns five percent or more of the outstanding shares of CapMAC Common Stock to provide to special counsel, such representation letters as are reasonably required by special counsel to enable them to render such opinions.

  Notwithstanding the foregoing, neither party will be obligated to take any action pursuant to the foregoing if the taking of such action or such compliance or the obtaining of such consent, authorization, order, approval or exemption is likely, in such party's reasonable opinion, (x) to have a Material Adverse Effect on such party and its subsidiaries, taken as a whole, or to impact in a materially adverse manner the economic or business benefits of the transactions contemplated by the Merger Agreement so as to render inadvisable the consummation of the Merger or (y) to impose on MBIA or its subsidiaries or on CapMAC or its subsidiaries a requirement to dispose of any assets which individually or in the aggregate would be deemed to constitute a significant amount of assets, as the case may be, to MBIA and its subsidiaries, taken as a whole, or to CapMAC and its subsidiaries, taken as a whole, under Instruction 4 of Item 2 of Form 8-K (any condition referred to in subsections (x) and (y) above, a "Material Condition"). In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will use their reasonable best efforts to take all such necessary action.

  CapMAC and MBIA each will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by MBIA or CapMAC, as the case may be, or any of their subsidiaries, from any Governmental Entity with respect to the Merger or any of the other transactions contemplated by the Merger

Agreement. The parties thereto will consult and cooperate with one another, and consider in good faith the views of one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party thereto in connection with proceedings under or relating to the HSR Act or any other antitrust law.

 Other Acquisition Proposals

  The Merger Agreement provides that CapMAC (i) will, and will cause its subsidiaries to, and will direct and use its best efforts to cause any officers, directors, employees, representatives and agents of CapMAC and its subsidiaries to, immediately cease any existing discussions or negotiations with any parties conducted theretofore with respect to any Acquisition Proposal; (ii) will not, and will not permit any of its subsidiaries to, and will direct and cause the officers, directors, employees, representatives or agents of CapMAC or its subsidiaries not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or furnish any information or access to, any corporation, partnership, person or other entity or group (other than MBIA and Merger Sub or any of their affiliates, associates or designees) concerning, or agree to or endorse any Acquisition Proposal.

  Notwithstanding the foregoing, CapMAC may, directly or indirectly, furnish information and access, in each case only in response to a written request for such information or access made after the date of the Merger Agreement by any person which was not encouraged, solicited or initiated by CapMAC or any of its officers, directors, employees, representatives or agents after the date of the Merger Agreement, and participate in discussions and negotiate with such person concerning any Acquisition Proposal, if, and only to the extent that (i) such person has submitted a bona fide definitive written Acquisition Proposal to the CapMAC Board, (ii) the CapMAC Board, after consultation with its independent financial advisors, determines that (x) the person making such Acquisition Proposal is reasonably capable of completing such Acquisition Proposal, taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (y) such Acquisition Proposal involves consideration to CapMAC's stockholders and other terms and conditions that, taken as a whole, are superior to the Merger, and (iii) the CapMAC Board determines in good faith, based on the advice of outside counsel to CapMAC, that taking any such action is necessary for the CapMAC Board to comply with its fiduciary duty to stockholders under applicable law.

  The CapMAC Board has agreed that it will not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to MBIA or Merger Sub, its approval or recommendation of the Merger Agreement or Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) enter into any definitive agreement with respect to any Acquisition Proposal, unless, in each case, (A) CapMAC receives a bona fide, definitive, written Superior Proposal that was not solicited after the date of the Merger Agreement, (B) the CapMAC Board determines in good faith, based on the advice of outside counsel, that it is necessary for the CapMAC Board to approve or recommend such Acquisition Proposal in order to comply with its fiduciary duties to the CapMAC stockholders under applicable law, and (C) MBIA does not make, within 5 business days of receipt of CapMAC's written notification of its intention to enter into a definitive agreement with respect to a Superior Proposal, an offer that the CapMAC Board determines in good faith, after consultation with its independent financial advisors, involves consideration to CapMAC's stockholders and other terms and conditions that, taken as a whole, are at least as favorable, from a financial point of view, to the stockholders of CapMAC as the Superior Proposal. If the CapMAC Board has withdrawn or modified its approval or recommendation of the Merger Agreement or the Merger and/or approved or recommended an Acquisition Proposal, in each case in conformity with the preceding provisions, then CapMAC and MBIA may terminate the Merger Agreement, and in the case of CapMAC upon payment of the Termination Fee.

  Nothing contained in the provisions in this section titled "Other Acquisition Proposals" shall prevent the CapMAC Board from taking, and disclosing to CapMAC's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer or from making any disclosure to CapMAC's stockholders if, in the good faith judgment of the CapMAC Board, based upon the advice of outside counsel to CapMAC, such disclosure is required under applicable law; provided that, except as otherwise permitted in the provisions in this section titled "Other Acquisition Proposals", CapMAC does not approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

  Nothing contained in the Merger Agreement or the Confidentiality Agreement shall be construed to prohibit MBIA from making a competing proposal in response to any Acquisition Proposal.

   Pursuant to the Merger Agreement, CapMAC has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which CapMAC is a party, unless the CapMAC Board shall have determined in good faith, based upon the advise of outside counsel, that releasing such third party or waiving such provisions is necessary to comply with the CapMAC Board's fiduciary duties to the stockholders of CapMAC under applicable law. Notwithstanding anything contained in the Merger Agreement to the contrary, any action by the CapMAC Board permitted by the provisions in this section titled "Other Acquisition Proposals" shall not constitute a breach of the Merger Agreement by CapMAC.

 Fees and Expenses

  The Merger Agreement provides that each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated, except that CapMAC shall pay, or cause to be paid, in same day funds to MBIA the Termination Fee under the circumstances and at the times set forth as follows:
(i) if MBIA terminates the Merger Agreement following the CapMAC Board's withdrawal or modification in a manner adverse to MBIA of its approval or recommendation of the Merger Agreement or Merger, recommendation of an Acquisition Proposal or resolution to do any of the foregoing, CapMAC shall pay the Termination Fee upon demand; (ii) if CapMAC terminates the Merger Agreement in connection with the exercise of its rights described in the third paragraph under "--Other Acquisition Proposals", CapMAC shall pay the Termination Fee concurrently therewith; (iii) if (1) MBIA terminates the Merger Agreement because the CapMAC Stockholder Approval is not obtained at the Special Meeting or there has occurred (a) a breach by CapMAC of any representation or warranty contained in the Merger Agreement which has a Material Adverse Effect on CapMAC and its subsidiaries, taken as a whole, or
(b) a material breach of any covenants or agreements in the Merger Agreement by CapMAC, which breach in the case of either clause (a) or (b) is not curable or, if curable, has not been cured within 30 days after written notice by MBIA, (2) prior to such termination an Acquisition Proposal has been publicly announced (other than an Acquisition Proposal made prior to the date of the Merger Agreement) and (3) within six months thereafter, (A) CapMAC enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal involving any party, (x) with whom CapMAC had any discussions with respect to an Acquisition Proposal, (y) to whom CapMAC furnished information with respect to or with a view to an Acquisition Proposal or (z) who had submitted a proposal or expressed any interest publicly in an Acquisition Proposal, in each case, prior to termination, or
(B) CapMAC enters into a definitive agreement with respect to a Superior Proposal or consummates a Superior Proposal, then CapMAC shall pay the Termination Fee upon the earlier of the execution of such agreement or upon consummation of such Acquisition Proposal or Superior Proposal.

 Indemnification and Insurance

  The Merger Agreement provides that the By-Laws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in the By-Laws of CapMAC, which provisions must not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of CapMAC.

  MBIA will cause to be maintained in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by CapMAC (provided that MBIA may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters occurring prior to the Effective Time to the extent available or, if such coverage is not available, the best available coverage; provided, however, that in no event will MBIA or CapMAC be required to expend more than an amount per year equal to 200% of current annual premiums paid by CapMAC to maintain or procure such insurance coverage but in such case will purchase as much coverage as possible for such amount.

  For six years after the Effective Time, MBIA agrees that it will and it will cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of CapMAC, determined as of the Effective Time, against any Costs (but only to the extent such Costs are not otherwise covered by insurance and paid) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to which such person was or is a party or is threatened to be made a party by reason of the fact that he was or is a director or officer of CapMAC, to the fullest extent permitted under applicable law (and MBIA will, or will cause the Surviving Corporation to, also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

 Additional Agreements

  Affiliates. The Merger Agreement provides that, prior to the Closing Date, CapMac shall deliver to MBIA a letter identifying all persons who are, at the time the Merger Agreement is submitted for approval to the stockholders of CapMAC, "affiliates" of CapMAC for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for "pooling of interests" accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. CapMAC will use reasonable best efforts to cause its affiliates to deliver to MBIA on or prior to the Closing Date a written agreement (a form of which is attached as Exhibit A to the Merger Agreement ("Exhibit A")) in which they agree not to sell shares of MBIA or CapMAC for 30 days before the Effective Time and, following the Effective Time, until combined financial results of MBIA and CapMAC covering a 30 day period have been published by MBIA. CapMAC affiliates are advised in Exhibit A that they may only transfer shares of the MBIA common stock they receive in the Merger in accordance with Rule 145(d) under the Securities Act. Under the Merger Agreement, prior to the Closing Date, MBIA agrees to deliver to CapMAC a letter identifying all persons who are, at the time the Merger Agreement is submitted for approval to the stockholders of CapMAC, "affiliates" for purposes of qualifying the Merger for "pooling of interests" accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. MBIA agrees to use its reasonable best efforts to cause such "affiliates" to comply with paragraph 1 of Exhibit A, as applicable. In Exhibit A, MBIA agrees (i) to use its reasonable best efforts to publish financial results covering at least 30 days of combined operations as soon as practicable after the Effective Time and in no event later than 45 days after the end of the first fiscal quarter which includes at least 30 days of such combined operations after the Effective Time if such 30 days is included in any of the first three fiscal quarters of MBIA, and in no event later than 60 days after the end of the first fiscal quarter which includes at least 30 days of combined operations of MBIA and CapMAC if such 30 days is included in the fourth fiscal quarter of MBIA; and (ii) promptly after such publication, to terminate or remove stop transfer instructions and legends placed by MBIA on securities received by CapMAC affiliates in the Merger. See "--Restrictions on Sales of Shares by Affiliates."

  Employee Benefits. The Merger Agreement provides that during the period from the Effective Time until the end of the twelfth month following the Effective Time, MBIA will maintain or cause to be maintained base salaries, bonus opportunities, employee pension and welfare plans for the benefit of employees and former employees of CapMAC or its subsidiaries, which are equal to or greater than those base salaries, bonus opportunities and other benefits provided under CapMAC employee benefit plans set forth in documents filed with the SEC by CapMAC or on CapMAC's disclosure schedules to the Merger Agreement that are in effect on the date thereof. Prior to the Effective Time, MBIA and CapMAC will cooperate to facilitate a smooth transition with respect to the continued employment of CapMAC employees and CapMAC will permit MBIA reasonable access to its employees to enable MBIA to effect such transition.

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

  MBIA will, or will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees of CapMAC under any welfare plan that such employees may be eligible to participate in after the Effective Time, (ii) provide each employee of CapMAC with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time, and (iii) provide each employee of CapMAC with credit for all service with CapMAC and its affiliates under each employee benefit plan, program, or arrangement of Merger Sub or its affiliates in which such employees are eligible to participate; provided, however, that in no event shall the employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service. See "THE PROPOSED MERGER--Interests of Certain Persons in the Merger."

 Conditions to the Merger

  The Merger Agreement provides that the respective obligations of CapMAC, Merger Sub and MBIA to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) CapMAC Stockholder Approval shall have been obtained; (ii) no statute, injunction or other order (whether temporary, preliminary or permanent) shall have been promulgated or issued by any Governmental Entity of competent jurisdiction which prohibits, restrains, enjoins or restricts the consummation of the Merger, provided, however, that each of the parties shall have used its reasonable best efforts to prevent the entry of any such order and to appeal as promptly as possible any injunction or other order that may be entered;
(iii) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired; (iv) all orders, approvals and consents of (a) the New York Insurance Department and (b) all other Material Insurance Regulatory Approvals which are required in connection with the Merger shall have been obtained, provided, however, that such orders, approvals and consents may be subject to conditions other than Material Conditions. The term "Material Insurance Regulatory Approvals" means the approvals of the state insurance regulatory department or authority of each state or country other than those states that the failure to obtain would not be reasonably expected to have a Material Adverse Effect on CapMAC and its subsidiaries, taken as a whole, or MBIA and its subsidiaries, taken as a whole; (v) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration and qualification of the MBIA Common Stock issuable or required to be reserved for issuance pursuant to the Merger Agreement shall have been complied with; (vi) the shares of MBIA Common Stock issuable to CapMAC stockholders pursuant to the Merger Agreement and such other shares of MBIA Common Stock required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE subject to official notice of issuance; (vii) MBIA shall have received a letter from Coopers & Lybrand L.L.P. to the effect that the Merger qualifies for "pooling of interests" accounting treatment if consummated in accordance with the Merger Agreement and such letter shall not have been withdrawn, and CapMAC shall have received a letter from KPMG Peat Marwick LLP to the effect that CapMAC is eligible to be acquired in a transaction to be accounted for using "pooling of interests" accounting treatment and such letter shall not have been withdrawn; and (viii) there shall not be any action taken, nor any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which imposes a Material Condition on any party.

  The obligation of CapMAC to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of the following additional conditions: (i) MBIA and Merger Sub shall have performed or complied with in all material respects their agreements and covenants contained in the Merger Agreement required to be performed or complied with at or prior to the Closing Date and the representations and warranties of MBIA and Merger Sub contained in the Merger Agreement shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date), except where the failure to be true and correct shall not constitute a Material Adverse Effect on MBIA and its subsidiaries, taken as a whole, and CapMAC shall have received a certificate signed on behalf of MBIA by the chief executive officer and chief financial officer of MBIA and

Merger Sub to such effect; (ii) on the date of the Proxy Statement, CapMAC shall have received from Salomon Brothers a letter, dated such date, confirming the opinion of Salomon Brothers that the consideration to be received by the stockholders of CapMAC pursuant to the Merger is fair to such stockholders from a financial point of view (which condition has been satisfied); (iii) CapMAC shall have received an opinion of Simpson Thacher & Bartlett, special counsel to CapMAC, dated as of the Effective Time, to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinion, the Merger will constitute a reorganization for federal income tax purposes within the meaning of section 368(a) of the Code.

  The obligations of MBIA and Merger Sub to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following additional conditions: (i) CapMAC shall have performed or complied with in all material respects its agreements and covenants contained in the Merger Agreement required to be performed or complied with at or prior to the Closing Date and the representations and warranties of CapMAC contained in the Merger Agreement shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date), except where the failure to be true and correct shall not constitute a Material Adverse Effect on CapMAC and its subsidiaries, taken as a whole, and MBIA shall have received a certificate signed on behalf of CapMAC by the chief executive officer and chief financial officer of CapMAC to such effect; (ii) MBIA shall have received a letter in the form of Exhibit A from each person identified as an "affiliate" of CapMAC as described above under "--Additional Agreements--Affiliates"; (iii) MBIA and Merger Sub shall have received an opinion of Debevoise & Plimpton, special counsel to MBIA and Merger Sub dated as of the Effective Time, to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinion, the Merger will constitute a reorganization for federal income tax purposes within the meaning of section 368(a) of the Code.

 Termination

  The Merger Agreement provides that the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after CapMAC Stockholder Approval: (i) by mutual written consent of MBIA, Merger Sub and CapMAC; (ii) by MBIA or CapMAC: (a) if any Governmental Entity located or having jurisdiction within the United States shall have issued a final order, injunction, decree, judgment or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, injunction, decree, judgment, ruling or other action is or shall have become final and nonappealable, provided, however, that the right to terminate the Merger Agreement pursuant to this clause (a) will not be available to any party who has not used its reasonable best efforts to cause such order to be lifted; (b) if the Merger shall not have been consummated on or before May 31, 1998 (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement required to be performed at or prior to the Effective Time); or (c) if upon a vote at a duly held CapMAC Stockholders Meeting or any adjournment thereof at which CapMAC Stockholder Approval shall have been voted upon, CapMAC Stockholder Approval shall not have been obtained; (iii) by MBIA if prior to the Closing Date the CapMAC Board shall have withdrawn, or modified in a manner adverse to MBIA, its approval or recommendation of the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal, or shall have resolved to effect any of the foregoing; (iv) by CapMAC in connection with the exercise of its rights described in the third paragraph under "--Other Acquisition Proposals," provided that such termination under this clause (iv) shall not be effective until CapMAC has made payment of the Termination Fee; (v) by MBIA if (a) there has been a breach by CapMAC of any representation or warranty contained in the Merger Agreement which has a Material Adverse Effect on CapMAC and its subsidiaries, taken as a whole, or (b) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of CapMAC, which breach in the case of either clause (a) or clause (b) is not curable or, if curable, is not cured within thirty days after written notice of such breach has been given by the MBIA to CapMAC; (vi) by CapMAC if (a) there has been a breach by MBIA or Merger Sub of any representation or warranty contained in the Merger Agreement which has a Material Adverse Effect on MBIA and its subsidiaries, taken as a whole, or (b) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of

MBIA, which breach in the case of either clause (a) or clause (b) is not curable or, if curable is not cured within thirty days after written notice of such breach has been given by CapMAC to MBIA.

  In the event of the termination of the Merger Agreement pursuant to the above provisions, the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party thereto except as relating to provisions in the Merger Agreement concerning the Termination Fee, confidentiality, public announcements, and various general provisions in the Merger Agreement including governing law, provided, however, that no party will be relieved from liability for any wilful breach of the Merger Agreement.

ACCOUNTING TREATMENT

  It is intended that the Merger will qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of CapMAC will be carried forward, at their recorded amounts, to the consolidated financial statements of MBIA; net income of MBIA will include net income of CapMAC for the entire year in which the Merger occurs; and the reported net income of MBIA and CapMAC for prior periods will be combined and restated as net income of MBIA. The receipt by MBIA and CapMAC of a letter from their respective independent public accountants, stating that the Merger will qualify as a "pooling of interests", is a condition precedent to the consummation of the Merger by the parties thereto. This condition may be waived, but the parties presently have no intention to do so. See "--The Merger Agreement--Conditions to the Merger."

REGULATORY FILINGS AND APPROVALS

  The regulatory filings and approvals described below must be made before the Merger can be effected and certain of such approvals may take a significant period of time to obtain. Although CapMAC and MBIA believe that such approvals will be obtained, there can be no assurance that this will be the case or that such approvals will be obtained in a timely manner or that such approvals will not be conditioned temporarily or otherwise encumbered.

 Filings and Approval by Insurance Regulators

  Before the Merger can be effected, the prior approval of the New York Insurance Department and the Commission de Controle des Assurances de France ("Commission des Assurances") must be obtained. MBIA has made the necessary filings with the aforementioned insurance regulatory authorities to obtain such approvals and is prepared to make any additional filings where necessary. Notification of approval is expected to be received from the New York Insurance Department and the Commission des Assurances prior to the Closing Date. In addition, notice filings have been made with other state insurance regulators and could provide a basis for such regulators to review and object to the proposed Merger. Additional notice filings must be made with certain state insurance regulators prior to and subsequent to the Effective Time. See "--The Merger Agreement--Conditions to the Merger."

 Antitrust

  The Merger is subject to the expiration or termination of the 30-day waiting period under the HSR Act and to no action having been instituted by the Department of Justice ("DOJ") or the Federal Trade Commission ("FTC") which is not withdrawn or terminated prior to the Effective Time. The HSR Act, and the rules and regulations thereunder, provide that certain merger transactions (including the Merger) may not be consummated until required information and materials have been furnished to the DOJ and the FTC and certain waiting periods have expired or been terminated. CapMAC and MBIA made their respective filings with the DOJ and the FTC on November 26, 1997, and received oral notice of early termination of the waiting period on December 11, 1997.

  The DOJ and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. Notwithstanding the expiration of the HSR waiting period, any time before or after the Effective Time, the FTC, the DOJ or others can take action under the antitrust laws, including seeking to enjoin the consummation of the Merger, or seeking the divestiture by MBIA of all or any part of the stock or assets of CapMAC. There can be no assurances that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, that it would not be successful.

  Certain of the insurance regulatory filings described above will also provide regulators with an opportunity to consider the competitive effects of the proposed Merger.

STATE ANTI-TAKEOVER STATUTES

  Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the CapMAC from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless, among other things, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. CapMAC's Board of Directors has approved the Merger Agreement. Therefore, Section 203 of the DGCL is inapplicable to the Merger. See "COMPARISON OF SHAREHOLDER RIGHTS--Anti-Takeover Statutes."

  CapMAC and MBIA, directly or through their subsidiaries, conduct business in a number of other states throughout the United States, some of which have also enacted anti-takeover laws. CapMAC and MBIA do not know whether any of these laws, by their terms, apply to the Merger and have not attempted to comply with any such laws. Should any person seek to apply any such state anti-takeover laws, CapMAC and MBIA will take such action as then appears appropriate, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state anti-takeover statutes is applicable to the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Merger, CapMAC and MBIA might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, CapMAC and MBIA might be delayed in, or prevented from, consummating the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  The following is a discussion of the material federal income tax consequences of the Merger under existing federal income tax law, which is subject to change, possibly retroactively. This discussion assumes that stockholders hold CapMAC Common Stock as a capital asset as of the Effective Time of the Merger. This discussion does not discuss all aspects of federal income taxation which may be relevant to particular stockholders in light of their personal circumstances, such as stockholders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or stockholders who are subject to special treatment under the federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations, broker-dealers and foreign persons). This discussion also does not address any aspects of state, local or foreign tax law. No ruling has been or will be sought from the Internal Revenue Service with respect to any tax matters relating to the Merger and the opinions of counsel will not be binding upon the Internal Revenue Service or any court. EACH STOCKHOLDER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE MERGER.

  The obligation of CapMAC to consummate the Merger is conditioned upon the receipt by CapMAC of an opinion from Simpson Thacher & Bartlett, and the obligation of MBIA to consummate the Merger is conditioned upon the receipt by MBIA of an opinion from Debevoise & Plimpton, in each case to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinions, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The opinions of counsel will be based in part upon representations made as of the Effective Time by CapMAC and MBIA which counsel will assume to be true, correct and complete. If the representations are inaccurate, the opinions of counsel could be adversely affected. Assuming that the Merger does qualify for such treatment, in the opinion of Simpson

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

Thacher & Bartlett, special counsel to CapMAC, and Debevoise & Plimpton, special counsel to MBIA, subject to the assumptions and limitations described in the preceding paragraph, the following discussion, to the extent it describes matters of law and legal conclusions, is an accurate summary of the material federal income tax consequences of the Merger to the stockholders under the law in effect as of the date hereof.

  A stockholder who receives MBIA Common Stock in exchange for CapMAC Common Stock will not recognize gain or loss upon such exchange (except as described below with respect to cash that is received in lieu of fractional shares). Accordingly, (i) the aggregate tax basis of the MBIA Common Stock received by the stockholder will be the same as the aggregate tax basis of the CapMAC Common Stock surrendered in exchange therefor pursuant to the Merger (adjusted with respect to fractional shares) and (ii) the holding period of the MBIA Common Stock will include the holding period of the CapMAC Common Stock surrendered in exchange therefor pursuant to the Merger.

  A stockholder who receives cash in lieu of fractional shares will be treated as having received such fractional shares pursuant to the Merger and then as having exchanged such fractional shares for cash in a redemption by MBIA. The amount of any capital gain or loss attributable to such deemed redemption of fractional shares will be equal to the difference between the cash received in lieu of fractional shares and the ratable portion of the tax basis of the CapMAC Common Stock surrendered that is allocated to such fractional shares. Such gain or loss will constitute long-term capital gain or loss if, at the Effective Time of the Merger, such stockholder has held such CapMAC Common Stock for more than one year. In the case of a stockholder who is an individual, the rate of tax applicable to any such gain will be lower at the time the Merger is consummated if the holding period for such CapMAC Common Stock is more than 18 months.

  No gain or loss will be recognized by CapMAC, MBIA or Merger Sub as a result of the Merger.

  Each CapMAC stockholder will be required to retain records and file with such holder's U.S. federal income tax return a statement setting forth certain facts relating to the Merger.

  EACH STOCKHOLDER IS STRONGLY ADVISED TO CONSULT HIS OR HER OWN TAX ADVISORS AS TO PARTICULAR FACTS AND CIRCUMSTANCES WHICH MAY BE UNIQUE TO SUCH STOCKHOLDER AND ALSO AS TO ANY ESTATE, GIFT, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES ARISING OUT OF THE MERGER.

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES

  The shares of MBIA Common Stock issuable in connection with the Merger have been registered under the Securities Act. Such shares will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed to be an affiliate, as such term is defined under the Securities Act for purposes of Rule 145 (an "Affiliate"), of CapMAC at the time of the Special Meeting. Affiliates may not sell their shares of MBIA Common Stock acquired in connection with the Merger except pursuant to (i) an effective Registration Statement under the Securities Act covering the resale of such shares, (ii) the conditions contemplated by paragraph (d) of Rule 145, or (iii) any other applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be Affiliates of CapMAC generally include individuals or entities that may be deemed to control, be controlled by or be under common control with CapMAC or MBIA, and may include officers, directors and principal shareholders of CapMAC or MBIA.

STOCK EXCHANGE LISTING

  The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the shares of MBIA Common Stock to be issued in connection with the Merger being authorized for listing on the NYSE. The approval by the NYSE for listing the shares is expected to be obtained prior to the Closing Date, subject to official notice of issuance. See "THE PROPOSED MERGER--The Merger Agreement--Conditions to the Merger."

APPRAISAL RIGHTS

  Holders of CapMAC Common Stock, regardless of whether or not they vote for the Merger, will not be entitled to appraisal rights under Delaware law if the Merger is approved. The DGCL generally entitles a stockholder to exercise its appraisal rights upon a merger or consolidation of the corporation effected pursuant to the DGCL if the holder complies with the requirements of Section 262 thereof. Appraisal rights are available under Section 262 of the DGCL if holders of shares in a constituent company, which shares are listed on a national securities exchange (as the CapMAC Common Stock is), are required by the terms of the merger to accept consideration other than shares of stock of the surviving corporation, shares of stock of any corporation listed on a national securities exchange, designated as a national market system security by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, or cash in lieu of fractional shares. As holders of CapMAC Common Stock are entitled to receive only MBIA Common Stock, which is listed on the NYSE, and cash in lieu of fractional shares under the terms of the Merger Agreement, they are not entitled to appraisal rights under the DGCL.

                        MARKET PRICE DATA AND DIVIDENDS

  MBIA Common Stock is listed and traded on the NYSE under the symbol "MBI." CapMAC Common Stock is listed and traded on the NYSE "KAP." The table below sets forth, for the quarters indicated, (i) the quarterly per share cash dividends paid (a) to holders of MBIA Common Stock and (b) to holders of CapMAC Common Stock, (ii) the high and low sales prices of MBIA Common Stock as reported by the NYSE Composite Tape and (iii) the high and low sales prices of CapMAC Common Stock, as reported by the NYSE Composite Tape.

                                            DIVIDEND                  DIVIDEND
                            PRICE OF MBIA   DECLARED PRICE OF CAPMAC  DECLARED
                           COMMON STOCK(1)  PER MBIA COMMON STOCK(2) PER CAPMAC
                          -----------------  COMMON  ---------------   COMMON
                            HIGH     LOW    SHARE(1)  HIGH     LOW    SHARE(2)
                          -------- -------- -------- ------- ------- ----------
Year ended December 31,
 1995
  First Quarter.......... 32 5/16  27 11/16 $0.15500
  Second Quarter......... 34 5/8   29 13/16  0.15500
  Third Quarter.......... 36 3/16  31 5/8    0.17250
  Fourth Quarter......... 38 3/4   34 5/8    0.17250  25 1/8  21 3/8       --
Year ended December 31,
 1996
  First Quarter.......... 39 11/16 35       $0.17250 $25 3/8 $22 1/4  $0.02000
  Second Quarter......... 40 7/16  35 1/16   0.17250  29 7/8  23 5/8   0.02000
  Third Quarter.......... 43 5/16  36 1/2    0.19000  33 1/8  26 3/4   0.02000
  Fourth Quarter......... 52 5/16  42 13/16  0.19000  36 5/8  30 5/8   0.02000
Year ended December 31,
 1997
  First Quarter.......... 50 13/16 46 1/4   $0.19000 $36     $24 1/2  $0.02000
  Second Quarter......... 61       45 7/16   0.19000  35 3/8  22 1/2   0.02000
  Third Quarter.......... 64 17/32 55 3/4    0.19500  33 3/8  25       0.02000
  Fourth Quarter (through
   December 26, 1997).... 67 1/4   56 3/4        --   34 5/8  29       0.02000

--------
(1) All amounts adjusted to reflect a 2-for-1 stock split in October 1997.
(2) CapMAC completed the initial public offering of its stock in December 1995. See "CERTAIN INFORMATION CONCERNING CAPMAC."

  The following table sets forth the closing prices of MBIA Common Stock and CapMAC Common Stock as reported on the NYSE Composite Tape on November 13, 1997, the last full trading day prior to the public announcement of the Merger, and on December 26, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus and the equivalent per share prices (as explained below) of CapMAC Common Stock on such dates.

                                            MBIA        CAPMAC    EQUIVALENT PER
                                        COMMON STOCK COMMON STOCK  SHARE PRICE
                                        ------------ ------------ --------------
November 13, 1997......................   $60 5/16     $29 3/4         $35
December 26, 1997......................     $64        $34 5/16        $35

  The equivalent per share price of a share of CapMAC Common Stock represents the closing price of a share of MBIA Common Stock on such date multiplied by the Exchange Ratio computed as of such date.

  Because the market price of MBIA Common Stock that holders of CapMAC Common Stock will receive in the Merger may increase or decrease prior to the Merger, stockholders are urged to obtain current market quotations.

  MBIA paid common stock dividends of $0.7075 per share (adjusted for a 2-for-1 stock split in October 1997) in 1996. In 1997, MBIA paid common stock dividends of $0.765 per share (adjusted for a 2-for-1 stock split in October
1997). Future payment of dividends on the MBIA Common Stock will depend on earnings, financial condition, capital requirements and other relevant factors.

  CapMAC paid common stock dividends of $0.08 per share in 1996 and 1997. Future payment of dividends on the CapMAC Common Stock, in the event that the Merger is not consummated, will depend on earnings, financial condition, capital requirements and other relevant factors.

                       COMPARISON OF SHAREHOLDER RIGHTS

  The rights of stockholders of CapMAC are currently governed by the DGCL, the CapMAC Charter and the CapMAC By-Laws. Upon consummation of the Merger, CapMAC stockholders will become shareholders of MBIA and their rights will be governed by the CBCA, the MBIA Charter and the MBIA By-Laws, which differ in certain material respects from the DGCL, the CapMAC Charter and the CapMAC By-Laws. The following is a summary of certain differences between the rights of CapMAC stockholders and those of MBIA shareholders.

  The CBCA became effective on January 1, 1997 and replaced the Connecticut Stock Corporation Act ("CSCA"). As indicated in certain instances below, pursuant to the CBCA, corporations such as MBIA which were incorporated prior to January 1, 1997 will, in certain respects and subject to affirmative action by such corporations to the contrary, be treated in the same manner as they had formerly been treated under the CSCA and, accordingly, differently from Connecticut corporations incorporated after the effective date of the CBCA.

  The following summary, which does not purport to be a complete statement of the differences between the rights of the shareholders of MBIA and the stockholders of CapMAC, sets forth certain differences between the MBIA Charter and the CapMAC Charter, the MBIA By-Laws and the CapMAC By-Laws and Connecticut and Delaware law. The identification of specific differences is not meant to indicate that other differences do not exist. This summary is qualified in its entirety by reference to the full text of each of such documents and the applicable state statutes. For information as to how material concerning MBIA and CapMAC may be obtained, see "AVAILABLE INFORMATION."

AUTHORIZED CAPITAL STOCK

  The authorized capital stock of CapMAC consists of 50,000,000 shares of CapMAC Common Stock and 20,000,000 shares of preferred stock, par value $.01 per share. As of October 31, 1997, (i) 17,331,104 shares of CapMAC Common Stock were issued and outstanding, (ii) 85 shares of CapMAC Common Stock were held in the treasury of CapMAC, (iii) options to acquire an aggregate of 2,628,017 shares of CapMAC Common Stock were outstanding and (iv) no shares of preferred stock were issued and outstanding.

  The authorized capital stock of MBIA consists of 200,000,000 shares of MBIA Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share. As of October 31, 1997, (i) 89,366,104 shares of MBIA Common Stock were issued and outstanding, (ii) no shares of MBIA Common Stock were held in the treasury of MBIA, (iii) options to acquire an aggregate of 2,457,536 shares of MBIA Common Stock were outstanding and (iv) no shares of preferred stock were issued and outstanding.

VOTING RIGHTS

  Each shareholder of record of MBIA Common Stock is entitled to one vote per share upon all matters.

  Each stockholder of record of CapMAC Common Stock is entitled to one vote per share upon all matters.

ELECTION OF DIRECTORS

  The CapMAC By-Laws provide that the number of directors will be fixed from time to time by a resolution adopted by the Board of Directors. The number of directors of CapMAC is currently fixed at 18. Directors are elected by a majority of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. The CapMAC By-Laws provide that the election of directors will take place at the annual meeting of stockholders. CapMAC's Board is divided into three classes with staggered terms of office.

  The MBIA By-Laws provide that the number of directors will be not less than 3 and not more than 15. Within this range, the number of directors may be fixed by shareholder resolution or by resolution adopted by a 66 2/3% vote of the MBIA Board. The number of directors of MBIA is presently fixed at 12. Under the CBCA, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. The MBIA By-Laws provide that the election of directors will take place at the annual meeting of shareholders.

REMOVAL OF DIRECTORS

  Under the DGCL, any director or the entire board of directors may be removed with or without cause, except that in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

  Any or all of the directors of CapMAC may be removed by the holders of a majority of the shares of CapMAC Common Stock then entitled to vote at an election of directors, but only for cause.

  The CBCA provides that stockholders may remove one or more directors with or without cause unless the certificate of incorporation provides that directors may be removed only for cause.

  Shareholders of MBIA may remove a director with or without cause, at any time at a special meeting of shareholders called for the purpose of removing such director if the votes to remove him exceed the votes not to remove him. The CBCA also enables a corporation or 10% of its shareholders to seek removal of a director through court action in cases of fraud, dishonesty or gross abuse of power or discretion if removal is in the interest of the corporation.

NEWLY-CREATED DIRECTORSHIPS AND VACANCIES

  Under the DGCL, the CapMAC Charter and the CapMAC By-Laws, any vacancies in the CapMAC Board for any reason and any newly created directorships resulting by reason of any increase in the number of directors may be filled by the CapMAC Board, acting by a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director, and any directors so appointed shall hold office until the next election of the class for which such directors have been chosen, and until their successors are elected and qualified. No decrease in the number of authorized directors constituting the CapMAC Board shall shorten the term of any incumbent director.

  Under the CBCA, unless the certificate of incorporation provides otherwise, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors: (i) the shareholders may fill the vacancy, (ii) the board of directors may fill the vacancy or (iii) if the directors remaining in office constitute fewer than a quorum of the board of directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. Under the MBIA By-Laws, any newly created directorships resulting from any increase in the number of directors and any vacancies occurring on the MBIA Board for any other reason shall be filled for the unexpired term by a vote of 66 2/3% of the MBIA Board (measuring the percentage of the directorships on the MBIA Board, in the case of any vacancy occurring by reason of an increase in the number of directorships, by the percentage prior to the vote on the increase).

NOMINATION OF DIRECTORS

  Under the CapMAC By-Laws, nominations of persons for election to the CapMAC Board may be made at a meeting of stockholders (i) in a notice of a meeting of stockholders prepared by CapMAC, (ii) by or at the direction of the CapMAC Board or (iii) by any stockholder who is entitled to vote at such meeting, and who complies with the notice procedures set forth in the CapMAC By-Laws for annual and special meetings of stockholders.

  Under the MBIA By-Laws, the shareholders may nominate persons for elections as directors only if such intention is given by timely notice thereof in proper written form to the Secretary of MBIA.

APPROVAL OF CERTAIN TRANSACTIONS

  CapMAC stockholders of record are entitled to one vote for every share of stock, and, except as otherwise provided by law, the CapMAC Charter or the CapMAC By-Laws, all matters submitted to stockholders for voting shall be authorized by the affirmative vote of the holders of a majority of the issued and outstanding shares of CapMAC Common Stock entitled to vote thereon. The CapMAC By-Laws require the affirmative vote of two-thirds of all outstanding shares entitled to vote thereon to effect any plan of merger or consolidation with or into another person that is not approved by CapMAC's Board and is brought before any meeting of shareholders. The Merger has been approved by CapMAC's Board, and therefore requires the affirmative vote of a majority, rather than two-thirds of all outstanding shares entitled to vote thereon.

  MBIA shareholders of record are entitled to one vote for every share of stock, and, except as otherwise provided by the CBCA (which, among other things, provides for the election of directors by a plurality vote) or the MBIA Charter any corporate action to be taken by a vote of such shareholders, shall be authorized by a majority of the votes cast at a meeting of the shareholders present in person or by proxy and entitled to vote thereon. Except as may otherwise be provided by law, the MBIA Charter or the MBIA Board, any action to be taken by a vote of the shareholders of MBIA on a plan of merger or share exchange or a sale of all or substantially all of MBIA's assets shall be authorized by the affirmative vote of a majority of the voting power of the shares of MBIA Common Stock entitled to vote thereon, voted at a meeting of shareholders duly held and at which a quorum is present. If MBIA is to be the surviving corporation in a merger, shareholders are not required to be given a vote on the plan of merger unless the shares to be issued in the merger represent 20% or more of the issued and outstanding shares of MBIA.

AMENDMENT TO CHARTER OR BY-LAWS

  According to the DGCL, an amendment to the CapMAC Charter may be authorized by the vote of the CapMAC Board, followed by the vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of stockholders.

  Pursuant to the DGCL and the CapMAC Charter, the CapMAC By-Laws may be adopted, amended or repealed by the affirmative vote of the holders of a majority of all outstanding shares entitled to vote thereon. CapMAC By-Laws may also be adopted, amended or repealed by the CapMAC Board, by a vote of not less than a majority of the entire CapMAC Board, provided, however, that any By-Law adopted by the CapMAC Board may be amended or repealed by the CapMAC Board or the stockholders having voting power with respect thereto.

  Under the CBCA, a proposed amendment to the MBIA Charter must be recommended by the MBIA Board, unless the MBIA Board determines that because of conflicts of interest or other special circumstances it should make no recommendation, followed by, in most circumstances, the approval by (i) a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights and (ii) a majority of the votes cast by every other voting group entitled to vote on the amendments, unless a greater vote is required by law, the MBIA Charter or the MBIA Board. An amendment to the MBIA By-Laws that adds, changes or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater.

  The MBIA By-Laws may be amended by the affirmative vote of the holders of not less than 80% of the voting power of shares entitled to vote at any annual or special meeting of shareholders or by the affirmative vote of Directors holding a majority of the directorships at any regular or special meeting of Directors, provided, however, that sections regarding special meetings of shareholders, the number of Directors, quorum and voting requirements for Directors, removal of Directors, vacancies and newly created directorships, committees and their members and amendments to the MBIA By-Laws may be amended, altered, or repealed only by the affirmative vote of either (i) the holders of not less than 80% of the voting power of shares entitled to vote at any annual or special meeting of shareholders or (ii) by a vote of 66 2/3% of the MBIA Board at any regular or special meeting of Directors.

SPECIAL MEETINGS; ACTION WITHOUT MEETING

  Pursuant to the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken by stockholders of a Delaware corporation may be taken without a meeting and without a stockholder vote, if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action at a meeting of stockholders. Under the CapMAC Charter, any action required or permitted to be taken by the stockholders of CapMAC must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing. Under the DGCL and the CapMAC Charter and By-Laws, a special meeting of stockholders of CapMAC may be called only by the Chairman of the CapMAC Board, if there be one, or the President, such meetings to be called at the written request of the CapMAC Board stating the purpose or purposes of the proposed meeting.

  The shareholders of MBIA may not take any action without a meeting of shareholders except by a unanimous written consent, unless the MBIA Charter were amended to permit a lesser number of shareholders to act by written consent.

  Under the CBCA, special meetings of MBIA's shareholders may be called by the MBIA Board or by such other persons as are authorized to do so by the MBIA Charter or By-Laws or upon the written request and delivery to the corporate secretary from the holders of at least 10% of the shares entitled to vote on a particular issue. The MBIA By-Laws provide that if such a meeting is not called within 15 days of the receipt of such request, any shareholder executing such request may call such meeting.

BUSINESS COMBINATION STATUTES

  Section 203 of the DGCL, in general, prohibits a Delaware corporation such as CapMAC from engaging in a business combination (defined as a variety of transactions, including mergers, as set forth below) with an interested stockholder (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an interested stockholder unless, among other things, prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (not by written consent) by the affirmative vote of a least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  The CBCA generally prohibits MBIA, as a resident domestic corporation, from engaging in certain business combinations (as defined by the statute to include certain mergers and consolidations, dispositions of assets and issuances of securities, as well as certain other transactions) with an interested shareholder (as defined by the statute generally to include holders of 10% or more of the outstanding stock of the corporation) for a period of five years following the date that such shareholder became an interested shareholder, (i) unless the business combination or the purchase of stock is approved by the MBIA Board and by a majority of the non-employee directors of which there must be at least two, prior to the date such shareholder became an interested shareholder or (ii) unless the interested shareholder was an interested shareholder on February 1, 1988, unless subsequent to June 7, 1988, such interested shareholder increased its proportionate share of the voting power of the outstanding voting stock of MBIA (excluding any increase approved by the MBIA Board before such increase occurs). The CBCA also generally requires business combinations with an interested shareholder to be approved by the board of directors and then by the affirmative vote of at least (1) the holders of 80% of the voting power of the outstanding shares of voting stock and (2) the holders of 66 2/3% of such voting power excluding the voting stock held by the interested shareholder, unless the consideration to be received by the shareholders of the corporation meet certain price and other requirements set forth in the statute or unless the board of directors of the corporation has by resolution determined to exempt business combinations with such interested shareholder prior to the time that such shareholder became an interested shareholder. The MBIA Charter also provides that the board when evaluating merger proposals and other such offers, may give consideration to (i) the interests of MBIA shareholders, (ii) issues of violation of federal or state laws, (iii) the form and amount of consideration being offered, and (iv) the social, legal, environmental and economic effects on (1) employees and policy holders, (2) the communities in which MBIA operates and is located and (3) any of MBIA's business and properties.

QUORUM REQUIREMENTS

  The CapMAC By-Laws provide that, except as otherwise provided by law, or by the CapMAC Charter, at all meetings of stockholders the holders of a majority of the shares of CapMAC entitled to vote generally in the election of directors must be present in person or by proxy in order to constitute a quorum for the transaction of business. The DGCL provides that a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

  The CBCA and the MBIA By-Laws provide that a majority of the shares of MBIA Common Stock entitled to vote, present in person or by proxy, constitutes a quorum at a meeting of shareholders.

DIVIDENDS

  Under the DGCL, CapMAC's Board may from time to time declare and pay dividends out of its capital surplus or out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

  Under the CBCA, MBIA may make a distribution to shareholders, including a dividend or stock repurchase, with respect to their shares unless, after giving effect to such distribution, (i) MBIA would not be able to pay its debts as they become due in the usual course of business or (ii) MBIA's total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if MBIA were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

PREEMPTIVE RIGHTS

  Neither CapMAC's nor MBIA's shareholders have any preemptive rights with respect to shares owned by such shareholders.

RIGHTS PLAN

  In December 1991, the MBIA Board declared a dividend distribution (the "Rights Plan") of one preferred share purchase right (a "Right") for each outstanding share of MBIA Common Stock. Each Right entitles its holders to purchase from MBIA one one-hundredth of a share of MBIA's Junior Participating Cumulative Preferred Shares at a price of $160, subject to certain adjustments. Initially, the Rights are attached to the common stock and will not be transferable separately nor become exercisable until the earlier to occur of (i) ten business days following the date of the public announcement by MBIA (the "Shares Acquisition Date") that a person or group of persons has acquired or obtained the right to acquire beneficial ownership of 10% or more of the outstanding shares of MBIA Common Stock and (ii) ten business days (or later as may be determined by the MBIA Board) after the announcement or commencement of a tender offer or exchange offer which, if successful, would result in the bidder owning 10% or more of the outstanding shares of MBIA Common Stock. However, no person shall be deemed to have acquired or obtained the right to acquire the beneficial ownership of 10% or more of the outstanding shares of MBIA Common Stock if the MBIA Board determines that such acquisition is inadvertent, and such person promptly divests itself of a sufficient number of shares to be below the 10% ownership threshold.

  If the acquiring person or group acquires beneficial ownership of 10% or more of MBIA Common Stock (except pursuant to a tender or exchange offer for all outstanding common stock of MBIA, determined by MBIA's independent directors to be at a fair price and in the best interests of MBIA and its shareholders), each holder of a Right (other than the acquirer) shall be entitled to purchase, for $160, that number of shares of common stock of MBIA having a fair value of $320. Similarly, if after an acquiring person or group so acquires 10% or more of MBIA Common Stock, MBIA is acquired in a merger or other business combination and is not the surviving entity, or its common stock is changed or exchanged in whole or in part, or 50% or more of MBIA's assets, cash flow or earning power is sold, each holder of a Right (other than the acquirer) will be entitled to purchase, for $160, that number of shares of common stock of the acquiring company having a fair value of $320. The MBIA Board may redeem the Rights in whole at $.01 per Right at any time prior to ten business days following the Shares Acquisition Date. Further, at any time after a person or group acquires 10% or more, but less than 50%, of MBIA Common Stock, the MBIA Board may exchange the Rights (other than those held by the acquirer) in whole or in part, at an exchange ratio of one share of common stock per Right. The MBIA Board may also amend the Rights at any time prior to the Shares Acquisition Date. The Rights will expire on December 12, 2001, unless earlier redeemed or exchanged.

  CapMAC does not maintain any plan or arrangement similar to the Rights Plan, and there are not outstanding or issuable to the holders of CapMAC Common Stock any rights similar to the Rights.

LIMITATION OF DIRECTORS' LIABILITY

  Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The CapMAC Charter limits the liability of CapMAC's directors to CapMAC or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. As a result, CapMAC directors are not personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the CapMAC or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.

  The CBCA authorizes MBIA to limit the personal liability of a director to MBIA and its subsidiaries for monetary damages for breach of duty as a director. The MBIA Charter provides that no director will be personally liable to MBIA or its shareholders for monetary damages for breach of duty as a director in an amount that exceeds the compensation received by the director for serving MBIA during the year of the violation if such breach did not (a) involve a knowing and culpable violation of law by the director, (b) enable the director or an associate, as defined in the CBCA, to receive improper personal economic gain, (c) show a lack of good faith and a conscious disregard for the duty of the director, (d) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to MBIA or (e) create liability of the director for an unlawful distribution.

INTERESTED DIRECTOR TRANSACTIONS

  Under the DGCL, no transaction between CapMAC and one or more of its directors or an entity in which one or more of its directors are directors or officers or have a financial interest will be void or voidable solely for that reason and no such transaction will be void or voidable solely because the director is present at or votes at the meeting of the CapMAC Board or committee which authorizes the transaction, if, after the material facts of the director's are disclosed to or known by the CapMAC Board or the committee, the transaction is (i) in good faith authorized by the disinterested directors or committee of disinterested directors by a vote sufficient for such purpose,
(ii) is approved by a vote of the stockholders or (iii) the transaction is fair to CapMAC as of the time it is authorized by the CapMAC Board, committee or stockholders.

  Under the CBCA, no transaction effected or proposed to be effected by MBIA, its subsidiaries or any other entity in which MBIA has a controlling interest may be enjoined, set aside, or give rise to an award of damages or other sanctions merely because a director of MBIA, or any person with whom or which he has a personal, economic or other association, has an interest in the transaction which is not a director's conflicting interest transaction as defined in the CBCA. A director's conflicting interest transaction will not be enjoined, set aside, or give rise to damages or other sanctions if (i) the transaction received the affirmative vote of a majority, but no fewer than two, of the disinterested directors on the MBIA Board or on a duly empowered committee of the board who voted on the transaction after adequate disclosure to them, (ii) the transaction received a majority of the votes entitled to be cast by the holders of all shares not beneficially owned by the director with the conflict and/or by any persons related to the director or (iii) the transaction, judged according to the circumstances at the time of the commitment, is established to have been fair to MBIA.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The CapMAC Charter provides that each person who is or has agreed to become a director or officer of CapMAC, and each such person who is or was serving or had agreed to serve at the request of the CapMAC Board or an officer of CapMAC as an employee or agent of CapMAC or as a director, officer, employee or agent of another entity shall be indemnified to the full extent permitted from time to time by the DGCL. Under the DGCL, CapMAC may generally indemnify its directors, officers, employees or agents for acts performed in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of CapMAC, and with respect to any criminal action or proceeding, had reasonable cause to believe that such person's act was lawful. Under the CapMAC Charter, CapMAC agrees to indemnify and reimburse directors of the corporation to the fullest extent permitted under Delaware law.

  Under the CBCA unless the MBIA Charter provides otherwise, MBIA must indemnify a director, officer, and any other employee or agent of the corporation who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director, officer or other employee or agent of the corporation against reasonable expenses incurred by him in connection with the proceeding. Additionally, MBIA must indemnify the director, officer or other employee or agent of the corporation made party to a proceeding if (i) he conducted himself in good faith and (ii) he reasonably believed (A) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests and (B) in all other cases, that his conduct was at least not opposed to its best interests and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Unless a court orders otherwise, the CBCA forbids indemnification (i) in connection with a proceeding by or in the right of the corporation except for reasonable expenses if it is determined that the director, officer or other employee or agent has met the relevant standard of conduct or (ii) in connection with any other proceeding in which he was adjudged liable on the basis that a financial benefit was received by him. Indemnification under the CBCA in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable is limited to reasonable expenses incurred in connection with the proceeding. The indemnification requirements under the CBCA remain limited by the provision in the CBCA that requires that such indemnification be authorized in the specific case after a determination that indemnification is permissible in the circumstances because the director, officer or other employee or agent has met the standard of conduct set forth by the CBCA.

DISSENTERS' RIGHTS OF APPRAISAL

  The DGCL generally entitles a stockholder to exercise appraisal rights upon a merger or consolidation of the corporation effected pursuant to the DGCL if the holder complies with the requirements of Section 262 thereof. Appraisal rights are available under Section 262 of the DGCL if holders of shares in a constituent company, which shares are listed on a national securities exchange (as the CapMAC Common Stock is), are required by the terms of the merger to accept consideration other than shares of stock of the surviving corporation, shares of stock of any corporation listed on a national securities exchange, designated as a national market system security by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, or cash in lieu of fractional shares. As holders of CapMAC Common Stock are entitled to receive only MBIA Common Stock, which is listed on the NYSE, and cash in lieu of fractional shares under the terms of the Merger Agreement, they are not entitled to appraisal rights under the DGCL. See "THE PROPOSED MERGER-- Appraisal Rights".

  The CBCA provides dissenters' rights to obtain payment of the fair value of shares to objecting MBIA shareholders (i) entitled to vote on a merger or share exchange, (ii) in a short form merger of a subsidiary into its parent corporation, (iii) on the sale of all or substantially all of the assets of a corporation other than in the usual or regular course of business (except when done pursuant to court order or a liquidation plan resulting in distributions to shareholders within one year after the date of sale), (iv) on an amendment to the MBIA Charter that materially and adversely affects rights in respect of dissenters' shares and (v) in any corporate action taken pursuant to a shareholder vote to the extent the MBIA Charter, the MBIA By-Laws or a directors' resolution provides that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares. Under the CBCA, the dissenter's right of appraisal and payment under the statute is the dissenter's exclusive remedy.

DURATION OF PROXIES

  Under the DGCL, a proxy is not valid after 3 years from the date of such proxy unless the proxy provides for a longer period. A proxy may be made irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interests in the corporation generally.

  Under the CBCA and the MBIA Charter, a proxy is not to be voted or acted upon after the expiration of 11 months from the date of such proxy, unless it specifies the length of time for which it is to continue in force or limits its use to a particular meeting not yet held. The CBCA provides that an appointment of a proxy is revocable unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest which includes proxies created for (i) a pledgee, (ii) a person who has purchased or agreed to purchase the shares, (iii) a creditor of MBIA who extends credit in consideration of the proxy, (iv) an employee of MBIA whose employee contract requires the proxy and (v) a person designated under a voting agreement.

LOANS TO OFFICERS

  Under the DGCL, CapMAC can lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of CapMAC, including any officer or employee who is director of CapMAC, whenever in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit CapMAC.

  The CBCA does not have a corresponding provision.

CLASSIFICATION OF THE BOARD OF DIRECTORS

  The DGCL permits a Delaware corporation to classify its board of directors into 1, 2, or 3 classes. The CapMAC charter divides CapMAC's Board into 3 classes, each class consisting, as nearly as possible, of one-third of the total number of directors constituting the entire CapMAC Board and the term of office of one class expiring each year. At each annual meeting, the successors to the class of directors whose term is then expiring will be elected to hold office for a term of three years. The DGCL provides that in the case of a corporation whose board is classified, shareholders can only remove directors for cause, unless the charter provides otherwise. The CapMAC charter allows the removal of directors only for cause.

  The CBCA permits a Connecticut corporation to provide for the staggering of the terms of its directors by dividing the total number of directors into up to 5 groups, with each group containing approximately the same percentage of the total, as nearly as may be. MBIA's Board consists of a single class.

                              SECURITY OWNERSHIP

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF MBIA COMMON STOCK

  MBIA does not know of any person that owns more than five percent of the MBIA Common Stock, except for those listed below. The percentage ownership has been calculated based on the number of issued and outstanding shares of MBIA Common Stock as of September 30, 1997.

                                                     SHARES OF COMMON
                                                    STOCK BENEFICIALLY PERCENT
NAME AND ADDRESS OF 5% SHAREHOLDER                        OWNED        OF CLASS
----------------------------------                  ------------------ --------
FMR Corp./1/.......................................     8,636,000        9.7%
 82 Devonshire Street
 Boston, MA 02109
Sanford C. Bernstein & Company, Inc./2/............     5,028,000        5.6%
 767 Fifth Avenue
 New York, New York 10153


--------
1. Information as to the beneficial ownership of shares of MBIA Common Stock is based on the September, 1997 Schedule 13F filed by FMR Corp. with the Commission as reported by Technimetrics, Inc.

2. Information as to the beneficial ownership of shares of MBIA Common Stock is based on the September, 1997 Schedule 13F filed by Sanford C. Bernstein & Company, Inc. with the Commission as reported by Technimetrics, Inc.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF CAPMAC COMMON STOCK

  CapMAC does not know of any person that owns more than five percent of the CapMAC Common Stock, except for those listed below. The percentage ownership has been calculated based on the number of issued and outstanding shares of CapMAC Common Stock as of October 31, 1997.

                                                       SHARES OF COMMON
                                                            STOCK
                                                         BENEFICIALLY   PERCENT
NAME AND ADDRESS OF 5% SHAREHOLDER                          OWNED       OF CLASS
----------------------------------                     ---------------- --------
A I M Management Group Inc./1/........................    1,368,000       7.90%
 11 Greenway Plaza
 Houston, TX 77046
Fidelity Management & Research Company/2/.............    1,174,000       6.77%
 82 Devonshire Street
 Boston, MA 02109-3605
Swiss Reinsurance Company.............................    1,000,000       5.77%
 Mythenqual 50/60
 CH-8022 Zurich, Switzerland
SBC Warburg Dillon, Read Inc./3/......................      906,628       5.23%
 535 Madison Avenue
 New York, NY 10022


--------
1. The number of shares owned is based upon information set forth in a Form 13F report of A I M Management Group Inc. with a filing date of June, 1997 as reported by Technimetrics, Inc.

2. The number of shares owned is based upon information set forth in a Form 13F filed with respect to Fidelity Management & Research Company with a filing date of September, 1997 as reported by Technimetrics, Inc.

3. The number of shares owned is based on a Schedule 13D dated July 24, 1997 filed with the Commission by SBC Warburg Dillon, Read Inc.

                                 LEGAL MATTERS

  The legality of the MBIA Common Stock to be issued in the Merger will be passed upon for MBIA by Day, Berry & Howard, special Connecticut counsel to MBIA. Debevoise & Plimpton, special counsel to MBIA, and Simpson Thacher & Bartlett (a partnership which includes professional corporations), special counsel to CapMAC, will each render opinions with respect to certain federal income tax consequences of the Merger. See "THE PROPOSED MERGER--Certain Federal Income Tax Consequences of the Merger."

                                    EXPERTS

  The consolidated financial statements and financial statement schedules of MBIA Inc. and Subsidiaries as of December 31, 1996, 1995, and 1994, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference in the Proxy Statement of MBIA Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Coopers & Lybrand L.L.P, independent auditors, as set forth in their reports incorporated by reference herein, and are incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements and financial statement schedules of CapMAC Holdings Inc. and its subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference in the Proxy Statement of CapMAC Holdings Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their reports incorporated by reference herein, and are incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                     MANAGEMENT AND ADDITIONAL INFORMATION

  Certain information relating to the management, executive compensation, various benefit plans (including stock plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to MBIA and CapMAC may be set forth, in the case of MBIA, in the MBIA 10-K, and in the case of CapMAC, in the CapMAC 10-K, which are incorporated by reference in this Proxy Statement/Prospectus. All documents filed by MBIA pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the date of the final adjournment of the CapMAC Special Meeting shall be deemed to be incorporated herein by reference, and to be a part hereof from the date of filing of such documents. All documents filed by CapMAC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the date of the final adjournment of the CapMAC Special Meeting shall be deemed to be incorporated herein by reference, and to be a part hereof from the date of filing of such documents. See "Incorporation of Certain Documents by Reference." Any person, including any beneficial owner to whom this Proxy Statement/Prospectus is delivered, who wishes to obtain copies of these documents may contact MBIA or CapMAC, as applicable, at its address and telephone number set forth under "Incorporation of Certain Documents by Reference."

                             STOCKHOLDER PROPOSALS

  Any stockholder who wishes to submit a proposal for presentation to CapMAC's 1998 Annual Meeting of Stockholders (if the Merger has not been consummated prior to the date the meeting is to be held) must have submitted the proposal to CapMAC Holdings Inc., 885 Third Avenue, New York, New York 10022, Attn:
Secretary and General Counsel, in advance of December 8, 1997 for inclusion, if appropriate, in CapMAC's Proxy Statement and the form of proxy relating to the 1998 Annual Meeting.

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                                   MBIA INC.

                          CMA ACQUISITION CORPORATION

                                      AND

                              CAPMAC HOLDINGS INC.


                         DATED AS OF NOVEMBER 13, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                                       ARTICLE I
                                       THE MERGER
 SECTION 1.1  The Merger.................................................   A-1
 SECTION 1.2  Effective Time.............................................   A-1
 SECTION 1.3  Effects of the Merger......................................   A-1
 SECTION 1.4  Certificate of Incorporation; By-Laws......................   A-1
 SECTION 1.5  Directors and Officers.....................................   A-2
 SECTION 1.6  Conversion of Securities...................................   A-2
 SECTION 1.7  Treatment of Options.......................................   A-2
 SECTION 1.8  Fractional Interests.......................................   A-3
 SECTION 1.9  Surrender of Shares; Stock Transfer Books..................   A-3
 SECTION 1.10 Closing and Closing Date...................................   A-4
                                       ARTICLE II
                     REPRESENTATIONS AND WARRANTIES OF THE COMPANY
 SECTION 2.1  Organization...............................................   A-5
 SECTION 2.2  Capitalization.............................................   A-5
 SECTION 2.3  Company Subsidiaries.......................................   A-6
              Corporate Authorization; Validity of Agreement; Company
 SECTION 2.4  Action.....................................................   A-6
 SECTION 2.5  Consents and Approvals; No Violations......................   A-6
 SECTION 2.6  SEC Reports and Financial Statements.......................   A-7
 SECTION 2.7  Absence of Certain Changes.................................   A-8
 SECTION 2.8  Absence of Undisclosed Liabilities.........................   A-8
 SECTION 2.9  Information Supplied.......................................   A-8
 SECTION 2.10 Employee Benefit Plans.....................................   A-9
 SECTION 2.11 Compliance.................................................   A-9
 SECTION 2.12 No Default.................................................   A-9
 SECTION 2.13 Investment Advisor; Investment Company.....................  A-10
 SECTION 2.14 Absence of Litigation......................................  A-10
 SECTION 2.15 Taxes......................................................  A-10
 SECTION 2.16 Opinion of Financial Advisors..............................  A-11
 SECTION 2.17 Accounting Matters.........................................  A-11
 SECTION 2.18 Tax Matters................................................  A-11
 SECTION 2.19 Brokers....................................................  A-11
 SECTION 2.20 Ownership of Parent Common Stock...........................  A-11
                                      ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB
 SECTION 3.1  Organization...............................................  A-11
 SECTION 3.2  Capitalization.............................................  A-11
 SECTION 3.3  Parent Subsidiaries........................................  A-12
              Corporate Authorization; Validity of Agreement; Necessary
 SECTION 3.4  Action.....................................................  A-12
 SECTION 3.5  Consents and Approvals; No Violations......................  A-13
 SECTION 3.6  SEC Reports and Financial Statements.......................  A-13

                                                                           PAGE
                                                                           ----
 SECTION 3.7  Absence of Certain Changes.................................  A-14
 SECTION 3.8  Absence of Undisclosed Liabilities.........................  A-14
 SECTION 3.9  Information Supplied.......................................  A-14
 SECTION 3.10 Compliance.................................................  A-14
 SECTION 3.11 No Default.................................................  A-15
 SECTION 3.12 Investment Advisor; Investment Company.....................  A-15
 SECTION 3.13 Absence of Litigation......................................  A-15
 SECTION 3.14 Taxes......................................................  A-15
 SECTION 3.15 Opinion of Financial Advisors..............................  A-16
 SECTION 3.16 Ownership of Company Common Stock..........................  A-16
 SECTION 3.17 Accounting Matters.........................................  A-16
 SECTION 3.18 Tax Matters................................................  A-16
 SECTION 3.19 Brokers....................................................  A-16
                                       ARTICLE IV
                         CONDUCT OF BUSINESS PENDING THE MERGER
 SECTION 4.1  Conduct of Business of the Company Pending the Merger......  A-16
 SECTION 4.2  Conduct of Business of Parent Pending the Merger...........  A-18
 SECTION 4.3  Pooling and Tax-Free Reorganization Treatment..............  A-18
                                       ARTICLE V
                                 ADDITIONAL AGREEMENTS
              Preparation of Form S-4 and the Proxy Statement;
 SECTION 5.1  Stockholder Meetings.......................................  A-19
 SECTION 5.2  Accountants' Letters.......................................  A-19
 SECTION 5.3  Access to Information; Confidentiality.....................  A-20
 SECTION 5.4  No Solicitation of Transactions............................  A-20
 SECTION 5.5  Employee Benefits Matters..................................  A-21
 SECTION 5.6  Directors' and Officers' Indemnification and Insurance.....  A-22
 SECTION 5.7  Further Action; Reasonable Best Efforts....................  A-22
 SECTION 5.8  Public Announcements.......................................  A-23
 SECTION 5.9  Stock Exchange Listing.....................................  A-23
 SECTION 5.10 Affiliates.................................................  A-23
                                       ARTICLE VI
                                  CONDITIONS OF MERGER
              Conditions to Obligation of Each Party to Effect the
 SECTION 6.1  Merger.....................................................  A-24
              Conditions to Obligations of the Company to Effect the
 SECTION 6.2  Merger.....................................................  A-24
              Conditions to Obligations of Parent and Sub to Effect the
 SECTION 6.3  Merger.....................................................  A-25
                                      ARTICLE VII
                           TERMINATION, AMENDMENT AND WAIVER
 SECTION 7.1  Termination................................................  A-25
 SECTION 7.2  Effect of Termination......................................  A-26

                                                                            PAGE
                                                                            ----
 SECTION 7.3 Fees and Expenses............................................  A-26
 SECTION 7.4 Amendment....................................................  A-27
 SECTION 7.5 Waiver.......................................................  A-27
                                      ARTICLE VIII
                                   GENERAL PROVISIONS
 SECTION 8.1 Non-Survival of Representations, Warranties and Agreements...  A-27
 SECTION 8.2 Notices......................................................  A-27
 SECTION 8.3 Certain Definitions..........................................  A-28
 SECTION 8.4 Severability.................................................  A-28
 SECTION 8.5 Entire Agreement; Assignment.................................  A-28
 SECTION 8.6 Parties in Interest..........................................  A-29
 SECTION 8.7 Governing Law................................................  A-29
 SECTION 8.8 Headings.....................................................  A-29
 SECTION 8.9 Counterparts.................................................  A-29

Exhibit A--Form of Affiliate Letter

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER, dated as of November 13, 1997 (the "Agreement''), among MBIA INC., a Connecticut corporation ("Parent''), CMA ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub''), and CAPMAC HOLDINGS INC., a Delaware corporation (the "Company'').

  WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and the stockholders of the Company to enter into this Agreement with Parent and Sub, providing for the merger (the "Merger'') of Sub with the Company in accordance with the General Corporation Law of the State of Delaware ("DGCL''), upon the terms and subject to the conditions set forth herein;

  WHEREAS, the Board of Directors of Parent and Sub has each approved the Merger of Sub with and into the Company in accordance with the DGCL upon the terms and subject to the conditions set forth herein;

  WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code''); and

  WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests".

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Sub and the Company hereby agree as follows:

                                   ARTICLE I

                                  THE MERGER

  SECTION 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time (as defined in Section 1.2), Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation''). At Parent's election, any direct wholly-owned subsidiary of Parent other than Sub may be merged with and into the Company instead of Sub. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

  SECTION 1.2 Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article VI, the parties hereto shall cause the Merger to be consummated by filing this Agreement or a certificate of merger or a certificate of ownership and merger (the "Certificate of Merger'') with the Secretary of State of the State of Delaware, in such form as required by and executed in accordance with the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or such later time as is specified in the Certificate of Merger) being the "Effective Time'').

  SECTION 1.3 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

  SECTION 1.4 Certificate of Incorporation; By-Laws. (a) At the Effective Time and without any further action on the part of the Company and Sub, the Restated Certificate of Incorporation of the Company (as amended, the "Certificate of Incorporation''), as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter and further amended as provided therein and under the DGCL.

  (b) At the Effective Time and without any further action on the part of the Company and Sub, the By-Laws of Sub shall be the By-Laws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the Certificate of Incorporation of the Surviving Corporation and as provided by law.

  SECTION 1.5 Directors and Officers. The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

  SECTION 1.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any of the following securities:

    (a) Subject to Section 1.8, each share of common stock, par value $.01 per share, of the Company (the "Company Common Stock'') issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be cancelled pursuant to Section 1.6(b)) shall be converted into the right to receive a fraction equal to the Exchange Ratio (as defined below) of a share of common stock, par value $1.00 per share, of Parent (the "Parent Common Stock'') (the amount of Parent Common Stock into which each such share of Company Common Stock is converted being referred to herein as the "Merger Consideration''). For purposes of this Agreement, "Exchange Ratio'' means $35.00 divided by the Parent Common Stock Price (as defined below), rounded to the nearest 1/10,000, provided that (i) if the Parent Common Stock Price is less than $53.00, the Exchange Ratio shall be equal to .6604 and (ii) if the Parent Common Stock Price is more than $70.00, the Exchange Ratio shall be equal to .5. "Parent Common Stock Price'' means the average of the closing sales prices of Parent Common Stock on the New York Stock Exchange ("NYSE'') Composite Transactions Tape as reported by The Wall Street Journal (or if not reported thereby, any other authoritative source) on each of the 15 consecutive trading days immediately preceding the third trading day prior to the Effective Time. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 1.9, without interest.

    (b) Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Parent, Sub or any other direct or indirect subsidiary of Parent or of the Company, in each case immediately prior to the Effective Time, shall be cancelled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto.

    (c) Each share of common, preferred or other capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of identical common, preferred or other capital stock of the Surviving Corporation.

  SECTION 1.7 Treatment of Options. (a) At the Effective Time, each outstanding stock option and any related stock appreciation right granted to employees and non-employee directors of the Company and its subsidiaries with respect to Company Common Stock (together, an "Option''), whether or not then exercisable, shall be deemed assumed by Parent and deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Option prior to the Effective Time, the number (rounded to the nearest whole number) of shares of Parent Common Stock as the holder of such Option would have been entitled to receive pursuant to the Merger had such holder exercised such Option in full immediately prior to the Effective Time (not taking into account whether or not such Option was in fact exercisable), at a price per share equal to (x) the aggregate price for Company Common Stock otherwise purchasable pursuant to such Option divided by (y) the number of shares of Parent Common Stock deemed purchasable pursuant to such Option.

  (b) As soon as practicable after the Effective Time, Parent shall deliver to each holder of an outstanding Option an appropriate notice setting forth such holder's rights pursuant thereto, and such Option shall continue in effect on the same terms and conditions (including antidilution provisions).

  (c) Parent shall take all corporation action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in this Section 1.7.

  (d) Subject to any applicable limitations under the Securities Act of 1933, as amended (the "Securities Act''), Parent shall either (i) file a registration statement on Form S-8 (or any successor form), effective as of the Effective Time, with respect to the shares of Parent Common Stock issuable upon exercise of the Options, or (ii) file any necessary amendments to the Company's previously filed registration statements on Form S-8 in order that Parent will be deemed a "successor registrant" thereunder, and in either event Parent shall use all reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses relating thereto) for so long as such Options remain outstanding.

  SECTION 1.8 Fractional Interests. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued in connection with the Merger, and such fractional interests will not entitle the owner thereof to any rights of a stockholder of Parent. In lieu of any such fractional interests, each holder of shares of Company Common Stock exchanged pursuant to
Section 1.6(a) who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock then held of record by such holder) shall receive cash (without interest) in an amount equal to the product of such fractional part of a share of Parent Common Stock multiplied by the Parent Common Stock Price, rounded down to the nearest cent.

  SECTION 1.9 Surrender of Shares; Stock Transfer Books. (a) As of or as soon as reasonably practicable after the Effective Time, Sub shall designate a bank or trust company who shall be reasonably satisfactory to the Company to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the "Exchange Agent'') to receive the shares of Parent Common Stock (and any cash payable in lieu of any fractional shares of Parent Common Stock) to which holders of shares of Company Common Stock shall become entitled pursuant to Sections 1.6(a) and 1.8. As soon as reasonably practicable as of or after the Effective Time, Parent or Sub will make available to the Exchange Agent sufficient shares of Parent Common Stock and cash to make all exchanges pursuant to Section 1.9(b).

  (b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the "Certificates''), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, (i) a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of Section 1.6(a) and (ii) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 1.8, after giving effect to any required tax withholdings, and the Certificate so surrendered shall forthwith be cancelled. If the exchange of certificates representing shares of Parent Common Stock is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the exchange of certificates representing shares of Parent Common Stock to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.

  (c) At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any shares of Parent Common Stock (and any cash payable in lieu of any fractional shares of Parent Common Stock) which had been made available to the Exchange Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the shares of Parent Common Stock (and any cash payable in lieu of any fractional shares of Parent Common Stock) payable upon due surrender of their Certificates. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for shares of Parent Common Stock (and any cash payable in lieu of any fractional shares of Parent Common Stock) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time.

  (d) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided for herein or by applicable law, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time.

  (e) No dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock it is entitled to receive and no cash payment in lieu of fractional interests shall be paid pursuant to Section 1.8 until the holder of such Certificate shall surrender such Certificate in accordance with the provisions of this Agreement. Upon such surrender, there shall be paid to the person in whose name the certificates representing such shares of Parent Common Stock shall be issued, any dividends or distributions with respect to such shares of Parent Common Stock which have a record date after the Effective Time and shall have become payable between the Effective Time and the time of such surrender. In no event shall the person entitled to receive such dividends or distributions be entitled to receive interest thereon.

  (f) If between the date hereof and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio shall be adjusted accordingly to provide to the holders of Company Common Stock and Parent Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

  SECTION 1.10 Closing and Closing Date. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to the provisions of Section 7.1, the closing (the "Closing'') of this Agreement shall take place (a) at 10:00 a.m. (New York City time) on the second business day after all of the conditions to the respective obligations of the parties set forth in Article VI hereof shall have been satisfied or waived or (b) at such other time and date as Parent and the Company shall agree (such date and time on and at which the Closing occurs being referred to herein as the "Closing Date''). The Closing shall take place at such location as Parent and the Company shall agree.

                                  ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to Parent and Sub as follows:

  SECTION 2.1 Organization. Each of the Company and its Significant Subsidiaries (as defined in Section 8.3) is a corporation, partnership or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined below) on the Company and its subsidiaries, taken as a whole. Each of the Company and its Significant Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole. The Company has heretofore furnished to Parent a complete and correct copy of the Certificate of Incorporation and Amended and Restated By-Laws of the Company as currently in effect.

  As used in this Agreement, "Material Adverse Effect'' means any adverse change or effect that is materially adverse to the financial condition, results of operations, assets, liabilities or business of a person or on the ability of such person to perform its obligations hereunder, but shall exclude any change or effect resulting from any occurrence or condition generally affecting the industry in which such person and its subsidiaries operate (including without limitation any change or proposed change in insurance laws or regulations in any jurisdiction or official interpretations thereof) and any occurrence or condition arising out of the transactions contemplated by this Agreement or the public announcement thereof.

  SECTION 2.2 Capitalization. (a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 20,000,000 shares of preferred stock, par value $.01 per share. As of October 31, 1997, (i) 17,331,104 shares of Company Common Stock were issued and outstanding, (ii) 85 shares of Company Common Stock were held in the treasury of the Company, (iii) options to acquire an aggregate of 2,628,017 shares of Company Common Stock were outstanding pursuant to Options and (iv) no shares of preferred stock were issued and outstanding. All the outstanding shares of the Company's capital stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights) ("Voting Debt'') of the Company or any of its subsidiaries issued and outstanding. Except as set forth above, as set forth in Section 2.2(a) of the disclosure schedule delivered by the Company to Parent on or prior to the date hereof (the "Company Disclosure Schedule'') and for the transactions contemplated by this Agreement, (i) there are no shares of capital stock of the Company authorized, issued or outstanding and (ii) there are no existing options, warrants, calls, preemptive rights, subscriptions or other rights, proxies, convertible securities, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its subsidiaries, obligating the Company or any of its subsidiaries to issue, redeem, purchase, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligations of the Company or any of its subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, convertible security, agreement, arrangement or commitment.

  (b) Except as set forth in Section 2.2(b) of the Company Disclosure Schedule, all of the outstanding shares of capital stock of each of the Company's subsidiaries are beneficially owned by the Company, directly or indirectly, and all such shares have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its subsidiaries free and clear of all liens, charges, security interests, options, claims or encumbrances of any nature whatsoever (collectively, "Liens'').

  SECTION 2.3 Company Subsidiaries. (a) Section 2.3(a) of the Company Disclosure Schedule sets forth the name of each of the Company's subsidiaries that is an insurance company (collectively, the "Company Insurance Subsidiaries''). Each of the Company Insurance Subsidiaries is (i) duly licensed or authorized as an insurance company in its jurisdiction of incorporation and (ii) duly licensed or authorized as an insurance company in each other jurisdiction where it is required to be so licensed or authorized, except where the failure to be so licensed or authorized would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole.

  (b) Except for the Company's subsidiaries and except as set forth on Section 2.3(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity that directly or indirectly conducts any activity which is material to the Company.

  SECTION 2.4 Corporate Authorization; Validity of Agreement; Company
Action. (a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to obtaining, with respect to the Merger, the approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the "Company Stockholder Approval''), to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly and validly authorized by its Board of Directors and, except for obtaining the Company Stockholder Approval and the filing of the Certificate of Merger as required by the DGCL, no other corporate action or proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of Parent and Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforcement
(i) may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) is subject to general principles of equity.

  (b) The Board of Directors of the Company has duly and validly approved and taken all corporate action required to be taken by the Board of Directors for the consummation of the transactions contemplated by this Agreement, including, but not limited to, all actions necessary to render the provisions of Section 203 of the DGCL inapplicable to this Agreement.

  (c) The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon is the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Agreement, the Merger and the transactions contemplated hereby.

  SECTION 2.5 Consents and Approvals; No Violations. Except as set forth in
Section 2.5 of the Company Disclosure Schedule and for all filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act (as defined herein), the Securities Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act''), state securities or "blue sky" laws, state takeover laws, state insurance regulatory laws and commissions, and for the filing and recordation of the Certificate of Merger as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and except as may result from any facts or circumstances relating solely to Parent or Sub or its affiliates, neither the execution, delivery or performance of this Agreement nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Amended and Restated By-laws or similar organizational documents of the Company or of any of its subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any court, or other governmental or other regulatory authority, commission or agency (a "Governmental Entity''), except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole, and would not materially impair the ability of the Company to consummate the Merger or the other transactions contemplated hereby, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, loss or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other similar instrument or obligation to which the Company or any of its Significant Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iv) result in the creation or imposition of any Lien on any asset of the Company or any of the Company's subsidiaries or (v) violate any order, writ, injunction, decree, judgment, law, ordinance, statute, rule or regulation applicable to the Company, any of its Significant Subsidiaries or any of their properties or assets, except in the case of clauses (iii), (iv) and (v) for violations, breaches, defaults, or rights of termination, cancellation, loss or acceleration, or creations of Liens, which would not reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole.

  SECTION 2.6 SEC Reports and Financial Statements. (a) The Company has filed with the SEC and has heretofore made available to Parent true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it and its subsidiaries since January 1, 1996 under the Securities Exchange Act of 1934, as amended (the "Exchange Act''), and the Securities Act (as such documents have been amended since the time of their filing, together with all exhibits and schedules thereto collectively, the "Company SEC Documents''). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the consolidated financial statements (including any related notes and schedules) included in the Company SEC Documents complies as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with generally accepted accounting principles ("GAAP'') applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of unaudited interim financial statements, as permitted by Form 10-Q of the SEC) and fairly presents in all material respects the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated subsidiaries as of the dates thereof or for the periods presented therein (subject, in the case of unaudited interim financial statements, to normal year-end adjustments). All material agreements, contracts and other documents required to be filed as exhibits to any of the Company SEC Documents have been so filed.

  (b) The Annual Statement and Quarterly Statements of Capital Markets Assurance Corporation, a New York domiciled stock insurance company and a wholly owned subsidiary of the Company (the "Company Insurer''), as filed with the New York Superintendent of Insurance (the "New York Superintendent'') for the year ended December 31, 1996 (the "Company Annual Statutory Statement'') and the quarters ended March 31, 1997 and June 30, 1997 (the "Company Quarterly Statutory Statements''), respectively, together with all exhibits and schedules thereto (the Company Annual Statutory Statement and Company Quarterly Statutory Statements, together with all exhibits and schedules thereto, are referred to as the "Company Statutory Financial Statements''), have been prepared in all material respects in accordance with the accounting practices prescribed or permitted by the National Association of Insurance Commissioners (the "NAIC'') and the New York Insurance Department for purposes of financial reporting to the state's insurance regulators ("New York Statutory Accounting Principles''), and such accounting practices have been applied on a basis consistent with New York Statutory Accounting Principles throughout the periods involved, except as expressly set forth in the notes, exhibits or schedules thereto, and the Company Statutory Financial Statements present fairly in all material respects the financial position and the results of operations for the Company Insurer as of the dates and for the periods therein in accordance with New York Statutory Accounting Principles. The Company has heretofore made available to Parent true and complete copies of the Company Statutory Financial Statements.

  SECTION 2.7 Absence of Certain Changes. Except as disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement (the "Company Filed SEC Documents'') or in Section 2.7 of the Company Disclosure Schedule and except as otherwise provided in or contemplated by this Agreement, since June 30, 1997, there has not occurred (i) any Material Adverse Effect on the Company and its subsidiaries, taken as a whole, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of the Company or any of its subsidiaries, other than regular quarterly cash dividends and dividends paid by wholly owned subsidiaries, (iii) (x) any granting by the Company or any of its subsidiaries to any executive officer or other employee of the Company or any of its subsidiaries of any increase in compensation, except in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of June 30, 1997, (y) any granting by the Company or any of its subsidiaries to any such executive officer of any increase in severance or termination plans, agreements or arrangements with any of their employees, except as part of a standard employment package to any person promoted or hired, or as was required under employment, severance or termination agreements in effect as of June 30, 1997, or (z) except for employment agreements in the ordinary course of business consistent with past practice with employees other than any executive officer of the Company, any entry by the Company or any of its subsidiaries into any employment, consulting, severance, termination or indemnification agreement with any such employee or executive officer or (iv) any change by the Company or any of its subsidiaries in accounting principles or methods, except insofar as may be required by a change in GAAP or New York Statutory Accounting Principles. Since July 1, 1997, the Company and its subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice.

  SECTION 2.8 Absence of Undisclosed Liabilities. Except as disclosed in the Company SEC Documents filed prior to the date hereof or in Section 2.8 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has incurred any liabilities or obligations (absolute, accrued, contingent or otherwise) which would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with GAAP applied on a consistent basis, other than liabilities or obligations for surety bonds incurred in the ordinary course of business and liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole.

  SECTION 2.9 Information Supplied. None of the information supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger, or any of the amendments or supplements thereto (collectively, the "Form S-4'') will, at the time the Form S-4 becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the proxy statement to be distributed in connection with the Company's meeting of stockholders to vote upon this Agreement or any of the amendments or supplements to such proxy statement (collectively, the "Proxy Statement''), will, at the date it is first mailed to the Company's stockholders and at the time of the meeting of the Company's stockholders held to vote on approval of this Agreement, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting (as defined herein) which has become false or misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Proxy Statement. The Proxy Statement and the Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

  SECTION 2.10 Employee Benefit Plans. (a) Except as set forth in the Company SEC Documents or in Section 2.10 of the Company Disclosure Schedule (the plans disclosed in such Section 2.10 or in the Company SEC Documents, being the "Company Plans''), the Company has no material "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA'')), severance, change-in-control or employment plan, program or agreement, stock option, bonus plan, or incentive plan or program. Copies of the Company Plans (or, where the Company Plan is not written, a description thereof) have been or will be made available to Parent.

  (b) Each Company Plan has been administered and is in compliance with the terms of such Company Plan and all applicable laws, rules and regulations except where any failure to comply, either individually or in the aggregate, would result in liability that would not reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole.

  (c) Except as set forth on Section 2.10(c) of the Company Disclosure Schedule, each Company Plan intended to be qualified has received a favorable determination from the Internal Revenue Service and to the Company's knowledge, nothing has occurred since that would adversely affect such qualification.

  (d) Except as set forth on Section 2.10(d) of the Company Disclosure
Schedule: (i) no Company Plan is subject to Title IV of ERISA, and (ii) during the past five (5) years, neither the Company nor any member of its "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of Code sections 414(b), (c), (m) or (o)) has contributed to, or sponsored, any plan subject to Title IV of ERISA or incurred any Title IV liability which remains unsatisfied.

  (e) Except as set forth on Section 2.10(e) of the Company Disclosure Schedule, no litigation or administrative or other proceeding involving any Company Plans or other employment related matter is pending or, to the Company's knowledge, is threatened, except where an adverse determination, either individually or in the aggregate, would result in liability that would not reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole.

  SECTION 2.11 Compliance. (a) Each of the Company and its subsidiaries has in effect all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits'') necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits or defaults under Permits which lack or default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect of the Company and its subsidiaries, taken as a whole. Except as disclosed in the Company Filed SEC Documents, the Company and its subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders, decrees and regulations (including insurance laws and regulations) of any Governmental Entity, and all notices, reports, documents and other information required to be filed thereunder within the last three years were properly filed and were in compliance with such laws, except for noncompliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole. The business of the Company and its subsidiaries has been and is being conducted in compliance with the Permits, except where noncompliance would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole. Except as disclosed in the Company Filed SEC Documents and except for routine examinations by state Governmental Entities charged with supervision of insurance companies ("Insurance Regulators''), as of the date of this Agreement, to the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or threatened.

  SECTION 2.12 No Default. Except as set forth in the Company SEC Documents or
Section 2.12 of the Company Disclosure Schedule, neither the Company nor its subsidiaries is in violation or breach of, or default under (and no event has occurred which with notice or the lapse of time or both would constitute a violation or breach of, or default under) any term, condition or provision of
(a) its organizational documents, (b) any note, bond, mortgage, deed of trust, security interest, indenture, license, agreement, plan, contract, lease, commitment or other instrument or obligation to which the Company or its subsidiaries is a party or by which they or any of their properties or assets may be bound or affected, (c) any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or its subsidiaries or any of their properties or assets, or (d) any permit, license, governmental authorization, consent or approval necessary for the Company or its subsidiaries to conduct their respective businesses as currently conducted, except in the case of clauses (b), (c) and (d) above for breaches, defaults or violations which would not individually or in the aggregate have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole.

  SECTION 2.13 Investment Advisor; Investment Company. Except as set forth in the Company SEC Documents or Section 2.13 of the Company Disclosure Schedule, neither the Company nor its subsidiaries conducts activities of an "investment advisor" as such term is defined in Section (a)(20) of the Investment Company Act of 1940, as amended (the "ICA"), whether or not registered under the Investment Advisers Act of 1940, as amended. Neither the Company nor its subsidiaries is an "investment company" as defined under the ICA, and neither the Company nor its subsidiaries sponsors any person that is such an investment company.

  SECTION 2.14 Absence of Litigation. Except as disclosed in the Company Filed SEC Documents, as of the date hereof, there is no suit, claim, action, proceeding or investigation (excluding those in the ordinary course of business relating to policies of insurance or reinsurance written by the Company and its subsidiaries) pending or, to the knowledge of the Company, threatened against the Company or any subsidiary, or any property or asset of the Company or any subsidiary, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, which, if adversely determined, would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole. Except as disclosed in the Company Filed SEC Documents, as of the date hereof, neither the Company nor any subsidiary nor any property or asset of the Company or any subsidiary is subject to any order, writ, judgment, injunction, decree, determination or award that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole.

  SECTION 2.15 Taxes. The Company and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any of its subsidiaries is or has been a member has timely filed all material Tax Returns required to be filed by it, has paid all Taxes shown thereon to be owing and has provided adequate reserves in its most recent financial statements for any Taxes that have not been paid for the periods covered by such financial statements. Except as disclosed in Section
2.15 of the Company Disclosure Schedule, none of the Company or its subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any material Tax Return, which period (after giving effect to such extension or waiver) has not expired. Except as disclosed in
Section 2.15 of the Company Disclosure Schedule, no audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Return of the Company and its subsidiaries as to which any taxing authority has asserted in writing any claim which, if adversely determined, individually or in the aggregate would have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole. Except as disclosed in Section 2.15 of the Company Disclosure Schedule, the Company and its subsidiaries have not received any notice of deficiency or assessment from any taxing authority with respect to liabilities for income and other material Taxes which have not been fully paid or finally settled. There are no liens with respect to Taxes upon any of the properties or assets of the Company or its subsidiaries other than liens for Taxes not yet due and payable. As used herein, "Taxes'' shall mean any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. As used herein, "Tax Return'' shall mean any return, report or statement required to be filed with any Governmental Entity with respect to Taxes.

  SECTION 2.16 Opinion of Financial Advisors. The Company has received an opinion from Salomon Brothers Inc to the effect that the consideration to be received by the stockholders of the Company pursuant to the Merger is fair to such stockholders from a financial point of view.

  SECTION 2.17 Accounting Matters. Neither the Company nor, to its knowledge, any of its affiliates, has taken or agreed to take any action that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a "pooling of interests".

  SECTION 2.18 Tax Matters. To the Company's knowledge, neither the Company nor any of its affiliates has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

  SECTION 2.19 Brokers. No broker, finder or investment banker (other than Salomon Brothers Inc and SBC Warburg Dillon Read) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

  SECTION 2.20 Ownership of Parent Common Stock. As of the date hereof, neither the Company nor, to its knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Parent or any securities convertible into or exercisable or exchangeable for capital stock of Parent, which in the aggregate represent 5% or more of the outstanding shares of such capital stock, after giving effect to the conversion, exercise or exchange of all such securities beneficially owned by the Company and its affiliates or associates which are convertible into or exercisable or exchangeable for capital stock of Parent.

                                  ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

  Parent and Sub represent and warrant to the Company as follows:

  SECTION 3.1 Organization. Each of Parent, its Significant Subsidiaries and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole. Each of Parent, its Significant Subsidiaries and Sub is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole. Sub has not heretofore conducted any business other than in connection with this Agreement and the transactions contemplated hereby. Parent has heretofore furnished to the Company a complete and correct copy of the Restated Certificate of Incorporation and By-Laws of Parent and the Certificate of Incorporation and By-Laws of Sub, each as currently in effect.

  SECTION 3.2 Capitalization. (a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share. As of October 31,

1997, (i) 89,366,104 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held in the treasury of Parent, (iii) options to acquire an aggregate of 2,457,536 shares of Parent Common Stock were outstanding pursuant to Parent's stock option plans (the "Parent Stock Plans'') and (iv) no shares of preferred stock were issued and outstanding. All the outstanding shares of Parent's capital stock are duly authorized, validly issued, fully paid and non-assessable. There is no Voting Debt of Parent or any of its subsidiaries issued and outstanding. Except as set forth above, as set forth in Section 3.2(a) of the disclosure schedule delivered by Parent to the Company on or prior to the date hereof (the "Parent Disclosure Schedule''), and for the transactions contemplated by this Agreement, (i) there are no shares of capital stock of Parent authorized, issued or outstanding and (ii) there are no existing options, warrants, calls, preemptive rights, subscriptions or other rights, proxies, convertible securities, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of Parent or any of its subsidiaries, obligating Parent or any of its subsidiaries to issue, redeem, purchase, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, Parent or any of its subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligations of Parent or any of its subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, convertible security, agreement, arrangement or commitment.

  (b) Except as set forth in Section 3.2(b) of the Parent Disclosure Schedule, all of the outstanding shares of capital stock of each of Parent's subsidiaries are beneficially owned by Parent, directly or indirectly, and all such shares have been validly issued and are fully paid and nonassessable and are owned by either Parent or one of its subsidiaries free and clear of all Liens, except where the failure to own such shares free and clear would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole.

  (c) The authorized capital stock of Sub consists of 1000 shares of common stock, par value $.01 per share, all of which have been validly issued and are fully paid and nonassessable and are owned by Parent, free and clear of all Liens, and as of the Closing Date, all the issued and outstanding shares of the common stock of Sub will be owned by Parent free and clear of all Liens.

  SECTION 3.3 Parent Subsidiaries. Each of Parent's subsidiaries that is an insurance company (collectively, the "Parent Insurance Subsidiaries'') is (i) duly licensed or authorized as an insurance company in its jurisdiction of incorporation and (ii) duly licensed or authorized as an insurance company in each other jurisdiction where it is required to be so licensed or authorized, except where the failure to be so licensed or authorized would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole.

  SECTION 3.4 Corporate Authorization; Validity of Agreement; Necessary Action. (a) Each of Parent and Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of Parent and Sub of this Agreement and the consummation by each of Parent and Sub of the transactions contemplated hereby have been duly and validly authorized by its Board of Directors, and, except for the filing of the Certificate of Merger as required by the DGCL, no other corporate action or proceedings on the part of Parent and Sub are necessary to authorize the execution and delivery by Parent and Sub of this Agreement, and the consummation by Parent and Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Sub, and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent and Sub, enforceable against each of them in accordance with its terms, except that such enforcement (i) may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) is subject to general principles of equity.

  (b) This Agreement has been approved by Parent, as the sole stockholder of Sub. No other vote of holders of any class or series of capital stock of Parent or Sub is necessary to approve this Agreement, the Merger and the transactions contemplated hereby.

  SECTION 3.5 Consents and Approvals; No Violations. Except for all filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, the DGCL, the HSR Act, state securities or "blue sky" laws, state takeover laws and state insurance regulatory laws and commissions, and except as may result from any facts or circumstances relating solely to the Company or its affiliates, neither the execution, delivery or performance of this Agreement by Parent and Sub nor the consummation by Parent and Sub of the transactions contemplated hereby nor compliance by Parent and Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws of Parent, any of its subsidiaries or Sub, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole and would not materially impair the ability of Parent and Sub to consummate the Merger or the other transactions contemplated hereby, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, loss or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other similar instrument or obligation to which Parent, any of its subsidiaries or Sub is a party or by which any of them or any of their properties or assets may be bound, (iv) result in the creation or imposition of any Lien on any asset of Parent or its subsidiaries or (v) violate any order, writ, injunction, decree, judgment, law, ordinance, statute, rule or regulation applicable to Parent, any of its Significant Subsidiaries or Sub or any of their properties or assets, except in the case of clauses (iii), (iv) and (v) for violations, breaches, defaults, or rights of termination, cancellation, loss or acceleration, or creations of Liens, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole.

  SECTION 3.6 SEC Reports and Financial Statements. (a) Parent has filed with the SEC and has heretofore made available to the Company true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it and its subsidiaries since January 1, 1996 under the Exchange Act, and the Securities Act (as such documents have been amended since the time of their filing, together with all exhibits and schedules thereto collectively, the "Parent SEC Documents''). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the consolidated financial statements (including any related notes and schedules) included in the Parent SEC Documents complies as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of unaudited interim financial statements, as permitted by Form 10-Q of the SEC) and fairly presents in all material respects the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of Parent and its consolidated subsidiaries as at the dates thereof or for the periods presented therein (subject, in the case of unaudited interim financial statements, to normal year-end adjustments). All material agreements, contracts and other documents required to be filed as exhibits to any of the Parent SEC Documents have been so filed.

  (b) The Annual Statement and Quarterly Statements of MBIA Insurance Corporation, a New York domiciled stock insurance company and a wholly owned subsidiary of Parent (the "Parent Insurer''), as filed with the New York Superintendent for the year ended December 31, 1996 (the "Parent Annual Statutory Statement'') and the quarters ended March 31, 1997 and June 30, 1997 (the "Parent Quarterly Statutory Statements''), respectively, together with all exhibits and schedules thereto (the Parent Annual Statutory Statement and Parent Quarterly Statutory Statements, together with all exhibits and schedules thereto, are referred to as the "Parent Statutory Financial Statements''), have been prepared in all material respects in accordance with the accounting practices prescribed or permitted by the NAIC and the New York Statutory Accounting Principles, and such accounting practices have been applied on a basis consistent with New York Statutory Accounting Principles throughout the periods involved, except as expressly set forth in the notes, exhibits or schedules thereto, and the Parent Statutory Financial Statements present fairly in all material respects the financial position and the results of operations for the Parent Insurer as of the dates and for the periods therein in accordance with New York Statutory Accounting Principles. Parent has heretofore made available to the Company true and complete copies of the Parent Statutory Financial Statements.

  SECTION 3.7 Absence of Certain Changes. Except as disclosed in the Parent SEC Documents filed and publicly available prior to the date of this Agreement (the "Parent Filed SEC Documents'') or in Section 3.7 of the Parent Disclosure Schedule and except as otherwise provided in or contemplated by this Agreement, since June 30, 1997, there has not occurred (i) any Material Adverse Effect on Parent and its subsidiaries, taken as a whole, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of Parent or any of its subsidiaries, other than regular quarterly cash dividends and dividends paid by wholly owned subsidiaries, (iii) (x) any granting by Parent or any of its subsidiaries to any executive officer or other employee of Parent or any of its subsidiaries of any increase in compensation, except in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of June 30, 1997, (y) any granting by Parent or any of its subsidiaries to any such executive officer of any increase in severance or termination plans, agreements or arrangements with any of their employees, except as part of a standard employment package to any person promoted or hired, or as was required under employment, severance or termination agreements in effect as of June 30, 1997, or (z) except for employment agreements in the ordinary course of business consistent with past practice with employees other than any executive officer of Parent, any entry by Parent or any of its subsidiaries into any employment, consulting, severance, termination or indemnification agreement with any such employee or executive officer or (iv) any change by Parent or any of its subsidiaries in accounting principles or methods, except insofar as may be required by a change in GAAP or New York Statutory Accounting Principles. Since July 1, 1997, Parent and its subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice.

  SECTION 3.8 Absence of Undisclosed Liabilities. Except as disclosed in the Parent SEC Documents filed prior to the date hereof or in Section 3.8 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries has incurred any liabilities or obligations (absolute, accrued, contingent or otherwise) which would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with GAAP applied on a consistent basis, other than liabilities or obligations for surety bonds incurred in the ordinary course of business and liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole.

  SECTION 3.9 Information Supplied. None of the information supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders and at the time of the Company Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

  SECTION 3.10 Compliance. Each of Parent and its subsidiaries has in effect all federal, state, local and foreign governmental Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits or defaults under Permits which lack or default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect of Parent and its subsidiaries, taken as a whole. Except as disclosed in the Parent Filed SEC Documents, Parent and its subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders, decrees and regulations (including insurance laws and regulations) of any Governmental Entity, and all notices, reports, documents and other information required to be filed thereunder within the last three years were properly filed and were in compliance with such laws, except for noncompliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole. The business of Parent and its subsidiaries has been and is being conducted in compliance with the Permits, except where noncompliance would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole. Except as disclosed in the Parent Filed SEC Documents and except for routine examinations by Insurance Regulators, as of the date of this Agreement, to the knowledge of Parent, no investigation by any Governmental Entity with respect to Parent or any of its subsidiaries is pending or threatened.

  SECTION 3.11 No Default. Except as set forth in the Parent SEC Documents or
Section 3.11 of the Parent Disclosure Schedule, neither Parent nor its subsidiaries is in violation or breach of, or default under (and no event has occurred which with notice or the lapse of time or both would constitute a violation or breach of, or default under) any term, condition or provision of
(a) its organizational documents, (b) any note, bond, mortgage, deed of trust, security interest, indenture, license, agreement, plan, contract, lease, commitment or other instrument or obligation to which Parent or its subsidiaries is a party or by which they or any of their properties or assets may be bound or affected, (c) any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or its subsidiaries or any of their properties or assets, or (d) any permit, license, governmental authorization, consent or approval necessary for Parent or its subsidiaries to conduct their respective businesses as currently conducted, except in the case of clauses
(b), (c) and (d) above for breaches, defaults or violations which would not individually or in the aggregate have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole.

  SECTION 3.12 Investment Advisor; Investment Company. Except as set forth in the Parent SEC Documents or Section 3.12 of the Parent Disclosure Schedule, neither Parent nor its subsidiaries conducts activities of an "investment advisor" as such term is defined in Section (a)(20) of the Investment Company Act of 1940, as amended (the "ICA"), whether or not registered under the Investment Advisers Act of 1940, as amended. Neither Parent nor its subsidiaries is an "investment company" as defined under the ICA, and neither Parent nor its subsidiaries sponsors any person that is such an investment company.

  SECTION 3.13 Absence of Litigation. Except as disclosed in the Parent Filed SEC Documents, as of the date hereof, there is no suit, claim, action, proceeding or investigation (excluding those in the ordinary course of business relating to policies of insurance or reinsurance written by Parent and its subsidiaries) pending or, to the knowledge of Parent, threatened against Parent or any subsidiary, or any property or asset of Parent or any subsidiary, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, which, if adversely determined, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole. Except as disclosed in the Parent Filed SEC Documents, as of the date hereof, neither Parent nor any subsidiary nor any property or asset of Parent or any subsidiary is subject to any order, writ, judgment, injunction, decree, determination or award that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole.

  SECTION 3.14 Taxes. Parent and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Parent or any of its subsidiaries is or has been a member has timely filed all material Tax Returns required to be filed by it, has paid all Taxes shown thereon to be owing and has provided adequate reserves in its most recent financial statements for any Taxes that have not been paid for the periods covered by such financial statements. Except as disclosed in Section 3.14 of the Parent Disclosure

Schedule, none of Parent or its subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any material Tax Return, which period (after giving effect to such extension or waiver) has not expired. Except as disclosed in Section 3.14 of the Parent Disclosure Schedule, no audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Return of Parent and its subsidiaries as to which any taxing authority has asserted in writing any claim which, if adversely determined, individually or in the aggregate would have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole. Except as disclosed in Section 3.14 of the Parent Disclosure Schedule, Parent and its subsidiaries have not received any notice of deficiency or assessment from any taxing authority with respect to liabilities for income and other material Taxes which have not been fully paid or finally settled. There are no liens with respect to Taxes upon any of the properties or assets of Parent or its subsidiaries other than liens for Taxes not yet due and payable.

  SECTION 3.15 Opinion of Financial Advisors. Parent has received an opinion from Lehman Brothers Inc. to the effect that the Merger Consideration is fair to Parent from a financial point of view.

  SECTION 3.16 Ownership of Company Common Stock. As of the date hereof, neither Parent nor, to its knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for capital stock of the Company, which in the aggregate represent 5% or more of the outstanding shares of such capital stock, after giving effect to the conversion, exercise or exchange of all such securities beneficially owned by Parent and its affiliates or associates which are convertible into or exercisable or exchangeable for capital stock of the Company.

  SECTION 3.17 Accounting Matters. Neither Parent nor Sub, nor to Parent's knowledge, any affiliate of Parent, has taken or agreed to take any action that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a "pooling of interests".

  SECTION 3.18 Tax Matters. To Parent's knowledge, neither Parent nor Sub, nor any affiliate of Parent, has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

  SECTION 3.19 Brokers. No broker, finder or investment banker (other than Lehman Brothers Inc.) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

                                  ARTICLE IV

                    CONDUCT OF BUSINESS PENDING THE MERGER

  SECTION 4.1 Conduct of Business of the Company Pending the Merger. The Company covenants and agrees that, during the period from the date hereof until the Effective Time, unless Parent shall otherwise agree in writing, except as contemplated by this Agreement, the businesses of the Company and its subsidiaries shall be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company and its subsidiaries shall each use its reasonable best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present key officers and employees of the Company and its subsidiaries and to preserve the present relationships and goodwill of the Company and its subsidiaries with those persons with which the Company or any of its subsidiaries has significant business relations. By way of amplification and not limitation, except as set forth in Section 4.1 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries shall, during such period, directly or indirectly do, or commit to do, any of the following without the prior written consent of Parent:

    (a) Amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents;

    (b) Issue, sell, pledge, dispose of or encumber, or authorize, (A) any shares of capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest, of the Company or any of its subsidiaries (except for the issuance of up to 2,628,017 shares of Company Common Stock required to be issued pursuant to the terms of Options outstanding as of the date of this Agreement) or (B) any assets that are material to the Company or any of its subsidiaries, taken as whole except for sales in the ordinary course of business and in a manner consistent with past practice or as may be necessary to pay claims arising under insurance policies written or reinsured by the Company and its subsidiaries;

    (c) Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than regular quarterly cash dividends consistent with past practice, in an amount not to exceed $.02 per share);

    (d) Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

    (e) (i) Acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; or (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than in the ordinary course of business consistent with past practice and pursuant to existing credit agreements or arrangements);

    (f) Except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of this Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of officers or employees in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans to or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend or terminate any collective bargaining agreement or Company Plan, including, but not limited to, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees. (Nothing in this Section 4.1(f) shall be construed to limit the Company's ability to pay annual bonuses for services rendered in 1997 in a manner consistent with past practices and in an amount not to exceed the amount set forth in Section 4.1 of the Company Disclosure Schedule);

    (g) Except as may be required as a result of a change in law or in GAAP or New York Statutory Accounting Principles, change any of the accounting practices or principles used by it;

    (h) Make any material tax election, amend any Tax Return or settle or compromise any material federal, state, local or foreign tax liability;

    (i) Settle or compromise any pending or threatened suit, action or claim which is material or which relates to the transactions contemplated hereby;

    (j) Pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice, of liabilities required to be paid, discharged or satisfied pursuant to the terms of any contract in existence on the date hereof (including, without limitation, outstanding insurance policies);

    (k) (i) Take any action that would reasonably be expected to result in any of its representations or warranties set forth in this Agreement, being or becoming untrue in any material respect, (ii) omit, or agree to omit, to take any action that would reasonably be expected to prevent any such representation or warranty from being or becoming untrue in any material respect or (iii) take, or agree to take, any action that would reasonably be expected to result in any of the conditions of the Merger set forth in
  Article 6 not being satisfied; or

    (l) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.1(a) through 4.1(k).

  SECTION 4.2 Conduct of Business of Parent Pending the Merger. Parent covenants and agrees that, during the period from the date hereof until the Effective Time, unless the Company shall otherwise agree in writing, except as contemplated by this Agreement, the businesses of Parent and its subsidiaries shall be conducted only in, and Parent and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and Parent and its subsidiaries shall each use its reasonable best efforts to preserve substantially intact the business organization of Parent and its subsidiaries, to keep available the services of the present key officers and employees of Parent and its subsidiaries and to preserve the present relationships of Parent and its subsidiaries with those persons with which Parent or any of its subsidiaries has significant business relations. By way of amplification and not limitation, except as set forth on
Section 4.2 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries shall, during such period, directly or indirectly do, or commit to do, any of the following without the prior written consent of the Company:

    (a) Amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents;

    (b) Issue, sell, pledge, dispose of or encumber, or authorize, any shares of capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest, of Parent or any of its subsidiaries (except for the issuance of up to 2,457,536 shares of Parent Common Stock required to be issued pursuant to the terms of options outstanding as of the date of this Agreement);

    (c) Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

    (d) Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

    (e) (i) Take any action that would reasonably be expected to result in any of its representations or warranties set forth in this Agreement, being or becoming untrue in any material respect, (ii) omit, or agree to omit, to take any action that would reasonably be expected to prevent any such representation or warranty from being or becoming untrue in any material respect or (iii) take, or agree to take, any action that would reasonably be expected to result in any of the conditions of the Merger set forth in
  Article 6 not being satisfied; or

    (f) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.2(a) through 4.2(e).

  SECTION 4.3 Pooling and Tax-Free Reorganization Treatment. (a) Neither the Company nor Parent shall, or shall permit any of their respective subsidiaries to, take or cause to be taken any action that (without regard to any action taken or agreed to be taken by Parent or its affiliates or the Company or its affiliates, respectively) to its knowledge would reasonably be expected to adversely affect the ability of Parent to treat the Merger as a "pooling of interests" for accounting purposes.

  (b) Neither the Company nor Parent shall, or shall permit any of their respective subsidiaries to, take or cause to be taken any action that (without regard to any action taken or agreed to be taken by Parent or its affiliates or the Company or its affiliates, respectively) to its knowledge would reasonably be expected to adversely affect the ability of the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  SECTION 5.1 Preparation of Form S-4 and the Proxy Statement; Stockholder Meetings. (a) Promptly following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement, and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities law in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock and rights to acquire Company Common Stock pursuant to the Company Plans as may be reasonably required in connection with any such action. Each of Parent and the Company shall furnish all information concerning itself to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Form S-4 and the preparation, filing and distribution of the Proxy Statement. The Company, Parent and Sub each agree to correct any information provided by it for use in the Form S-4 or the Proxy Statement which shall have become false or misleading.

  (b) The Company, acting through its Board of Directors, shall, subject to and in accordance with applicable law and its Certificate of Incorporation and By-Laws, promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Form S-4 becomes effective a meeting of the holders of Company Common Stock for the purpose of voting to approve and adopt this Agreement and the transactions contemplated hereby (the "Company Stockholders Meeting''). The Board of Directors of the Company shall,
(i) recommend approval and adoption of this Agreement and the transactions contemplated hereby, by the stockholders of the Company and include in the Proxy Statement such recommendation and (ii) take all reasonable and lawful action to solicit and obtain such approval, except, in the case of each of clauses (i) and (ii), to the extent the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger in a manner adverse to Parent or Sub as permitted by
Section 5.4.

  SECTION 5.2 Accountants' Letters. (a) The Company shall use its reasonable best efforts to cause to be delivered to Parent a "comfort" letter of KPMG Peat Marwick LLP, the Company's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. In connection with the Company's efforts to obtain such letter, if requested by KPMG Peat Marwick LLP, Parent shall provide a representation letter to KPMG Peat Marwick LLP, complying with the Statement on Auditing Standards No. 72 ("SAS 72''), if then required.

  (b) Parent shall use its reasonable best efforts to cause to be delivered to the Company a "comfort" letter of Coopers & Lybrand LLP, Parent's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. In connection with Parent's efforts to obtain such letter, if requested by Coopers & Lybrand LLP, the Company shall provide a representation letter to Coopers & Lybrand LLP complying with SAS 72, if then required.

  SECTION 5.3 Access to Information; Confidentiality. From the date hereof to the Effective Time, the Company shall, and shall cause its subsidiaries, officers, directors, employees, auditors and other agents to, upon reasonable notice, afford the officers, employees, auditors and other agents of Parent, reasonable access, consistent with applicable law, at all reasonable times to its officers, employees, agents, properties, and offices, and to all books and records, and shall furnish Parent with all financial, operating and other data and information as Parent, through its officers, employees or agents, may from time to time reasonably request. All information obtained by or on behalf of Parent pursuant to this Section 5.3 shall be kept confidential in accordance with the Confidentiality Agreement dated September 24, 1997 between Parent and the Company (the "Confidentiality Agreement").

  SECTION 5.4 No Solicitation of Transactions. (a) The Company shall, shall cause its subsidiaries to, and shall direct and use its best efforts to cause any officers, directors, employees, representatives and agents of the Company and its subsidiaries to immediately cease any existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The term "Acquisition Proposal" shall mean any inquiry, proposal or offer from or to any person relating to (i) any merger, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or in a series of transactions; (iii) any tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company or any of its subsidiaries, or the filing of a registration statement under the Securities Act in connection therewith; (iv) any person or group having acquired beneficial ownership of 15% or more of the outstanding shares of capital stock of the Company or any of its subsidiaries; or (v) any proposal, plan, or intention to do any of the foregoing, either publicly announced or otherwise communicated to the Company, or any agreement to engage in any of the foregoing.

  (b) Except as set forth in this Section 5.4, the Company shall not and shall not permit any of its subsidiaries to, and shall direct and cause the officers, directors, employees, representatives or agents of the Company or its subsidiaries not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or furnish any information or access to, any corporation, partnership, person or other entity or group (other than Parent and Sub, any affiliate or associate of Parent or Sub or any designees of Parent or Sub) concerning, or agree to or endorse any Acquisition Proposal. Notwithstanding the foregoing, the Company may, directly or indirectly, furnish information and access, in each case only in response to a written request for such information or access made after the date hereof by any person which was not encouraged, solicited or initiated by the Company or any of its officers, directors, employees, representatives or agents after the date hereof, and participate in discussions and negotiate with such person concerning any Acquisition Proposal, if, and only to the extent that (i) such person has submitted a bona fide definitive written Acquisition Proposal to the Board of Directors of the Company, (ii) the Board, after consultation with its independent financial advisors, determines that (x) the person making such Acquisition Proposal is reasonably capable of completing such Acquisition Proposal, taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (y) such Acquisition Proposal involves consideration to the Company's stockholders and other terms and conditions that, taken as a whole, are superior to the Merger (a proposal described in this clause (ii), a "Superior Proposal''), and (iii) the Board determines in good faith, based upon the advice of outside counsel to the Company, that taking any such action is necessary for the Board to comply with its fiduciary duty to stockholders under applicable law.

  (c) The Board of Directors of the Company shall not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Sub, the approval or recommendation by such Board of Directors of this Agreement or the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) enter into any definitive agreement with respect to any Acquisition Proposal, unless, in the case of each of the foregoing clauses (i), (ii) and (iii), (A) the Company receives a bona fide definitive written Acquisition Proposal which is a Superior Proposal and was not solicited after the date hereof, (B) the Company's Board of Directors determines in good faith, based upon the advice of outside counsel to the Company, that it is necessary to comply with its fiduciary duties to stockholders under applicable law for the Board of Directors to approve or recommend such Acquisition Proposal and (C) Parent does not make within 5 business days of receipt of the Company's written notification of its intention to enter into a definitive agreement with respect to a Superior Proposal an offer that the Board of Directors of the Company determines in good faith, after consultation with its independent financial advisors, involves consideration to the Company's stockholders and other terms and conditions that, taken as a whole, are at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal. If the Board has withdrawn or modified its approval or recommendation of this Agreement or the Merger and/or approved or recommended an Acquisition Proposal, in each case in conformity with the provisions of the preceding sentence, then the Company may terminate this Agreement pursuant to Section 7.1(d) and Parent may terminate this Agreement pursuant to Section 7.1(c).

  (d) Nothing contained in this Section 5.4 shall prevent the Board from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors, based upon the advice of outside counsel to the Company, such disclosure is required under applicable law; provided that, except as otherwise permitted in this Section 5.4, the Company does not approve or recommend, or propose to approve or recommend, an Acquisition Proposal.

  (e) Nothing contained in this Agreement or the Confidentiality Agreement shall be construed to prohibit Parent from making a competing proposal in response to any Acquisition Proposal.

  (f) The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless the Board shall have determined in good faith, based upon the advice of outside counsel, that releasing such third party or waiving such provisions is necessary to comply with the Board's fiduciary duties to the stockholders of the Company under applicable law. Notwithstanding anything contained in this Agreement to the contrary, any action by the Board of Directors permitted by this Section 5.4 shall not constitute a breach of this Agreement by the Company.

  SECTION 5.5 Employee Benefits Matters. (a) During the period from the Effective Time until the end of the twelfth month following the Effective Time, Parent shall maintain or cause to be maintained base salaries, bonus opportunities, employee pension and welfare plans for the benefit of employees and former employees of the Company or its subsidiaries, which are equal to or greater than those base salaries, bonus opportunities and other benefits provided under the Company Plans that are in effect on the date hereof. Prior to the Effective Time, Parent and the Company shall cooperate to facilitate a smooth transition with respect to the continued employment of Company employees and the Company shall permit Parent reasonable access to its employees to enable Parent to effect such transition.

  (b) Parent will, or will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees of the Company under any welfare plan that such employees may be eligible to participate in after the Effective Time, (ii) provide each employee of the Company with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time, and (iii) provide each employee of the Company with credit for all service with the Company and its affiliates under each employee benefit plan, program, or arrangement of the Sub or its affiliates in which such employees are eligible to participate; provided, however, that in no event shall the employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service.

  SECTION 5.6 Directors' and Officers' Indemnification and Insurance. (a) The By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of the Company.

  (b) Parent shall cause to be maintained in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters occurring prior to the Effective Time to the extent available or, if such coverage is not available, the best available coverage; provided, however, that in no event shall Parent or the Company be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company to maintain or procure insurance coverage pursuant hereto, but in such case shall purchase as much coverage as possible for such amount.

  (c) For six years after the Effective Time, Parent agrees that it will and it will cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Company, determined as of the Effective Time, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs'') (but only to the extent such Costs are not otherwise covered by insurance and paid) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to which such person was or is a party or is threatened to be made a party by reason of the fact that he was or is a director or officer of the Company, to the fullest extent permitted under applicable law (and Parent shall, or shall cause the Surviving Corporation to, also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

  SECTION 5.7 Further Action; Reasonable Best Efforts. (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all reasonably appropriate action, and to do or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including but not limited to (i) cooperation in the preparation and filing of the Proxy Statement, any required filings under the HSR Act, filings with the New York Superintendent or other state or foreign insurance commissions or regulations and any amendments to any thereof, (ii) using its reasonable best efforts to promptly make all required regulatory filings and applications including, without limitation, responding promptly to requests for further information and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Merger, (iii) taking all actions which may be reasonably necessary to prevent any Governmental Entity from taking steps to obtain, or from issuing, any order, injunction, decree, judgment or ruling or the taking of any other action restraining, enjoining or otherwise prohibiting the Merger, including, without limitation, agreeing to effect such divestitures of assets or businesses of the Company or Parent, or agreeing to such limitations on the Company's or Parent's future operations, as may be necessary to forestall such order, decree, ruling or action, (iv) the Company and Parent each agreeing to take all actions which may be reasonably necessary to contest and resist any action seeking to have imposed any order, decree, judgment, injunction, ruling or other order (whether temporary, preliminary or permanent) (an "Order'') that would delay, restrain, enjoin or otherwise prohibit consummation of the Merger and in the event that any such temporary or preliminary Order is entered in any proceeding that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would prevent or delay consummation of the Merger or the other transactions contemplated by this Agreement, to use its reasonable best efforts to take promptly any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (i) of this paragraph) reasonably necessary to vacate, modify or suspend such Order so as to permit such consummation as promptly as practicable after the date hereof and (v) cooperation in connection with obtaining the opinions of special counsel described in Sections 6.2(c) and 6.3(c) including, without limitation, providing to special counsel, and, if required by counsel as necessary for purposes of such opinions, using reasonable efforts to cause each person who beneficially owns five percent or more of the outstanding shares of the Company Common Stock to provide to special counsel, such representation letters as are reasonably required by special counsel to enable them to render such opinions. Notwithstanding the foregoing, neither party shall be obligated to take any action pursuant to the foregoing if the taking of such action or such compliance or the obtaining of such consent, authorization, order, approval or exemption is likely, in such party's reasonable opinion, (x) to have a Material Adverse Effect on such party and its subsidiaries, taken as a whole, or to impact in a materially adverse manner the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger or (y) to impose on Parent or its subsidiaries or on the Company or its subsidiaries a requirement to dispose of any assets which individually or in the aggregate would be deemed to constitute a significant amount of assets, as the case may be, to Parent and its subsidiaries, taken as a whole, or to the Company and its subsidiaries, taken as a whole, under Instruction 4 of
Item 2 of Form 8-K (any condition referred to in subsections (x) and (y) above, a "Material Condition''). In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such necessary action.

  (b) The Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their subsidiaries, from any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other antitrust law.

  SECTION 5.8 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with its securities exchange.

  SECTION 5.9 Stock Exchange Listing. Parent shall use its best efforts to have approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance, the Parent Common Stock to be issued pursuant to the Merger and under the Company Plans.

  SECTION 5.10 Affiliates. (a) Prior to the Closing Date, the Company shall deliver to Parent a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for "pooling of interests" accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. The Company shall use its reasonable best efforts to cause each such person to deliver to Parent on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit A hereto.

  (b) Prior to the Closing Date, Parent shall deliver to the Company a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of the Company, "affiliates" for purposes of qualifying the Merger for "pooling of interests" accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. Parent shall use its reasonable best efforts to cause all persons who are "affiliates" of Parent for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations to comply with paragraph number 1, as applicable, of Exhibit A hereto.

                                  ARTICLE VI

                             CONDITIONS OF MERGER

  SECTION 6.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) The Company Stockholder Approval shall have been obtained.

    (b) No statute, injunction or other order (whether temporary, preliminary or permanent) shall have been promulgated or issued by any Governmental Entity of competent jurisdiction which prohibits, restrains, enjoins or restricts the consummation of the Merger; provided, however, that each of the parties shall have used its reasonable best efforts to prevent the entry of any such order and to appeal as promptly as possible any injunction or other order that may be entered.

    (c) Any waiting period applicable to the Merger under the HSR Act shall have terminated or expired.

    (d) All orders, approvals and consents of (i) the New York Insurance Department and (ii) all other Material Insurance Regulatory Approvals which are required in connection with the Merger shall have been obtained; provided, however, that such orders, approvals and consents may be subject to conditions other than Material Conditions. As used herein, the term "Material Insurance Regulatory Approvals'' shall mean the approvals of the state insurance regulatory department or authority of each state or country other than those states that the failure to obtain would not be reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole.

    (e) The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration and qualification of the Parent Common Stock issuable or required to be reserved for issuance pursuant to this Agreement shall have been complied with.

    (f) The shares of Parent Common Stock issuable to Company stockholders pursuant to this Agreement and such other shares of Parent Common Stock required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE subject to official notice of issuance.

    (g) Parent shall have received a letter from Coopers & Lybrand LLP to the effect that the Merger qualifies for "pooling of interests" accounting treatment if consummated in accordance with this Agreement and such letter shall not have been withdrawn. The Company shall have received a letter from KPMG Peat Marwick LLP to the effect that the Company is eligible to be acquired in a transaction to be accounted for using "pooling of interests" accounting treatment and such letter shall not have been withdrawn.

    (h) There shall not be any action taken, nor any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which imposes a Material Condition on any party.

  SECTION 6.2 Conditions to Obligations of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following additional conditions:

    (a) Parent and Sub shall have performed or complied with in all material respects their agreements and covenants contained in this Agreement required to be performed or complied with at or prior to the Closing Date and the representations and warranties of Parent and Sub contained in this Agreement shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date), except where the failure to be true and correct shall not constitute a Material Adverse Effect on Parent and its subsidiaries, taken as a whole. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer and chief financial officer of Parent and Sub to such effect.

    (b) On the date of the Proxy Statement, the Company shall have received from Salomon Brothers Inc a letter, dated such date, confirming the opinion referred to in Section 2.16.

    (c) The Company shall have received an opinion of Simpson Thacher & Bartlett, special counsel to the Company, dated as of the Effective Time, to the effect that the Merger will constitute a reorganization for Federal income tax purposes within the meaning of section 368(a) of the Code. In rendering such opinion, Simpson Thacher & Bartlett may require and rely upon representations contained in the certificates of officers of Parent, Sub, the Company and others, as well as certificates of shareholders who beneficially own five percent or more of the outstanding shares of the Company Common Stock if Simpson Thacher & Bartlett determines that such certificates are necessary for purposes of rendering such opinion.

  SECTION 6.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following additional conditions:

    (a) The Company shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement required to be performed or complied with at or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date), except where the failure to be true and correct shall not constitute a Material Adverse Effect on the Company and its subsidiaries, taken as a whole. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to such effect.

    (b) Parent shall have received the agreements referred to in Section 5.10 of each person identified as an "affiliate" of the Company.

    (c) Parent and Sub shall have received an opinion of Debevoise & Plimpton, special counsel to Parent and Sub, dated as of the Effective Time, to the effect that the Merger will constitute a reorganization for Federal income tax purposes within the meaning of section 368(a) of the Code. In rendering such opinion, Debevoise & Plimpton may require and rely upon representations contained in the certificates of officers of Parent, Sub, the Company and others, as well as certificates of shareholders who beneficially own five percent or more of the outstanding shares of the Company Common Stock if Debevoise & Plimpton determines that such certificates are necessary for purposes of rendering such opinion.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

  SECTION 7.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval:

    (a) By mutual written consent of Parent, Sub and the Company;

    (b) By Parent or the Company:

      (i) if any Governmental Entity located or having jurisdiction within the United States shall have issued a final order, injunction, decree, judgment or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, injunction, decree, judgment, ruling or other action is or shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party who has not used its reasonable best efforts to cause such order to be lifted;

      (ii) if the Merger shall not have been consummated on or before May 31, 1998 (other than due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed at or prior to the Effective Time); or

      (iii) if upon a vote at a duly held Company Stockholders Meeting or any adjournment thereof at which the Company Stockholder Approval shall have been voted upon, the Company Stockholder Approval shall not have been obtained.

    (c) By Parent if prior to the Closing Date the Board of Directors of the Company shall have withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of this Agreement or the Merger or shall have recommended an Acquisition Proposal, or shall have resolved to effect any of the foregoing.

    (d) By the Company in accordance with Section 5.4; provided that such termination under this clause (d) shall not be effective until the Company has made payment of the Termination Fee required by Section 7.3.

    (e) By Parent if (a) there has been a breach by the Company of any representation or warranty contained in this Agreement which has a Material Adverse Effect on the Company and its subsidiaries, taken as a whole, or
  (b) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the Company, which breach in the case of either clause (a) or clause (b) is not curable or, if curable, is not cured within thirty days after written notice of such breach has been given by the Parent to the Company.

    (f) By the Company if (a) there has been a breach by Parent or Sub of any representation or warranty contained in this Agreement which has a Material Adverse Effect on Parent and its subsidiaries, taken as a whole, or (b) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Parent, which breach in the case of either clause (a) or clause (b) is not curable or, if curable is not cured within thirty days after written notice of such breach has been given by the Company to Parent.

  SECTION 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except as set forth in Section 7.3 and Section 8.1; provided, however, that nothing herein shall relieve any party from liability for any wilful breach hereof.

  SECTION 7.3 Fees and Expenses.

  (a) The Company shall pay, or cause to be paid, in same day funds to Parent $19.4 million (the "Termination Fee'') under the circumstances and at the times set forth as follows:

    (i) if Parent terminates this Agreement pursuant to Section 7.1(c) hereof, the Company shall pay the Termination Fee upon demand;

    (ii) if the Company terminates this Agreement pursuant to Section 7.1(d) hereof, the Company shall pay the Termination Fee concurrently therewith;

    (iii) if (1) Parent terminates this Agreement pursuant to Section 7.1(b)(iii) or 7.1(e) and (2) prior to such termination an Acquisition Proposal shall have been publicly announced (other than an Acquisition Proposal made prior to the date hereof) and (3) within six months thereafter, (A) the Company enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated involving any party (x) with whom the Company had any discussions with respect to an Acquisition Proposal, (y) to whom the Company furnished information with respect to or with a view to an Acquisition Proposal or
  (z) who had submitted a proposal or expressed any interest publicly in an Acquisition Proposal, in the case of each of clauses (x), (y) and (z), prior to such termination, or (B) the Company enters into a definitive agreement with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or (B) above, the Company shall pay the Termination Fee upon the earlier of the execution of such agreement or upon consummation of such Acquisition Proposal or Superior Proposal.

  (b) Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

  SECTION 7.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each share of Company Common Stock shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

  SECTION 7.5 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                                 ARTICLE VIII

                              GENERAL PROVISIONS

  SECTION 8.1 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to
Section 7.1, as the case may be, except that the agreements set forth in
Article I, Section 5.5, Section 5.6 and Article VIII shall survive the Effective Time and those set forth in Section 5.3, Section 5.8, Section 7.3 and Article VIII shall survive termination of this Agreement.

  SECTION 8.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    if to Parent or Sub:

      MBIA Inc.
      113 King Street
      Armonk, NY 10504
      Attention: David Elliott

    with an additional copy to:

      Debevoise & Plimpton
      875 Third Avenue
      New York, NY 10022
      Telecopy No.: (212) 909-6836
      Attention: Andrew L. Sommer

    if to the Company:

      CapMAC Holdings Inc.
      885 Third Avenue
      14th Floor
      New York, NY 10022
      Attention: John B. Caouette

    with a copy to:

      Simpson Thacher & Bartlett
      425 Lexington Avenue
      New York, NY 10017
      Attention: Robert L. Friedman, Esq.

  SECTION 8.3 Certain Definitions. For purposes of this Agreement, the term:

    (a) "affiliate'' of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

    (b) "beneficial owner'' with respect to any Shares means a person who shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its affiliates or associates beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares;

    (c) "control'' (including the terms "controlled by'' and "under common control with'') means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

    (d) "knowledge'' means, with respect to the Company, the actual knowledge of those persons listed in Section 8.3 of the Company Disclosure Schedule, and with respect to Parent, the actual knowledge of those persons listed in
  Section 8.3 of the Parent Disclosure Schedule;

    (e) "person'' means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act);

    (f) "Significant Subsidiary'' of the Company, the Surviving Corporation, Parent or any other person means a subsidiary of such person that would constitute a "significant subsidiary" of such person within the meaning of Rule 1.02(v) of Regulation S-X as promulgated by the SEC; and

    (g) "subsidiary'' or "subsidiaries'' of the Company, the Surviving Corporation, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

  SECTION 8.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

  SECTION 8.5 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Without limiting the generality of the foregoing, this Agreement supersedes and replaces the letter agreement between Parent and the Company dated October 22, 1997, which letter agreement is hereby terminated and shall be of no further force or effect from and after the date of this Agreement. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Sub may assign all or any of their respective rights and obligations hereunder to any direct or indirect wholly owned subsidiary or subsidiaries of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

  SECTION 8.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, except for the provisions of Section 5.6, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

  SECTION 8.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

  SECTION 8.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

  SECTION 8.9 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

  IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          MBIA INC.

                                                    /s/ David H. Elliott
                                             By: ______________________________
                                             Title: Chairman

                                          CMA ACQUISITION CORPORATION

                                                    /s/ David H. Elliott
                                             By: ______________________________
                                             Title: President

                                          CAPMAC HOLDINGS INC.

                                                    /s/ John B. Caouette
                                             By: ______________________________
                                             Title: Chairman of the
                                                 Board,President and
                                                 ChiefExecutive Officer

                                                                      EXHIBIT A

                                                                         , 1997

MBIA Inc.
113 King Street
Armonk, New York 10504

                             Re: Merger Agreement

Ladies and Gentlemen:

  MBIA Inc., a Connecticut corporation ("Parent"), CMA Acquisition Corporation, a Delaware corporation ("Sub"), and CapMAC Holdings Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger dated November 13, 1997 (the "Merger Agreement"), pursuant to which Sub would be merged with and into the Company (the "Merger"), and each outstanding share of Company Common Stock would be converted into the right to receive shares of Parent Common Stock. Capitalized terms used herein and not defined have the meanings assigned to them in the Merger Agreement.

  The undersigned has been advised that as of the date the Merger is submitted to stockholders of the Company for approval, the undersigned may be an "affiliate" of the Company, as the term is defined for purposes of paragraph
(c) of Rule 145 of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act") and may be deemed an "affiliate" of the Company for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, although nothing contained herein shall be construed as an admission of either such fact.

  Parent has requested the undersigned to represent and agree, and the undersigned represents and agrees, with Parent as follows:

  1. Pooling.

  From and after 30 days prior to the Effective Time, the undersigned will not sell, transfer, exchange or otherwise, directly or indirectly, dispose of, or reduce the risk of loss (by short sale or otherwise) or enter into any contract or other arrangement with respect to, or consent to the sale or exchange of or other disposition of any interest in, any securities of the Company or Parent until after such time as Parent has published financial results covering at least 30 days of combined operations of Parent and the Company after the Effective Time in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations. The undersigned understands that certificates representing the shares of Parent Common Stock, if any, received by the undersigned in the Merger will be placed on the "stock-transfer list" maintained by Parent's transfer agent and will remain so listed until the publication of such financial results and that there will be placed on the certificate(s) representing such stock, or any certificates delivered in substitution therefor, a legend stating in substance:

  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN COMPLIANCE WITH THE CONDITIONS SPECIFIED IN A LETTER AGREEMENT DATED AS OF
           , 1997 RELATING THERETO, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF MBIA INC."

  Parent agrees and covenants that (i) Parent will use its reasonable best efforts to publish financial results covering at least 30 days of combined operations of Parent and the Company after the Effective Time of the Merger, as soon as practicable and in no event later than 45 days after the end of the first fiscal quarter which includes at least 30 days of such combined operations after the Effective Time if such 30 days is included in any of the first three fiscal quarters of Parent, and in no event later than 60 days after the end of the first fiscal quarter which includes at least 30 days of combined operations of Parent and the Company if such 30 days is included in the fourth fiscal quarter of Parent; and (ii) promptly after such publication the stop transfer instructions and legends referred to above shall be terminated or removed.

  2. Rule 145.

  The undersigned has been advised that the issuance of shares of Parent Common Stock pursuant to the Merger will be registered under the Securities Act pursuant to a registration statement on Form S-4. The undersigned has also been advised that, if the undersigned is in fact an "affiliate" of the Company at the time the Merger is submitted to a vote of the stockholders of the Company, Rule 145 under the Securities Act will restrict the undersigned's sales of shares of Parent Common Stock, if any, received in the Merger. The undersigned has been advised that if the undersigned is to subject to Rule 145, the undersigned may not sell or otherwise dispose of any shares of Parent Common Stock except in accordance with Rule 145(d) under the Securities Act or pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

  The undersigned understands and agrees that:

    (i) Parent is under no obligation to register the sale, transfer or other disposition of the shares of Parent Common Stock to be received by the undersigned in the Merger except as set forth in written agreements, if any, with the undersigned which have been entered into by Parent or which have been specifically assumed by Parent.

    (ii) Stop transfer instructions will be given to the transfer agent of Parent with respect to the shares of Parent Common Stock to be received by the undersigned in the Merger, and there will be placed on the certificate representing such stock, or any certificates delivered in substitution therefor, a legend stating in substance:

  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933 (THE "ACT") APPLIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH RULE 145(D) OR PURSUANT TO AN EFFECTIVE
  REGISTRATION STATEMENT OR EXEMPTION FROM REGISTRATION UNDER THE ACT."

    (iii) Unless the transfer by the undersigned of the shares of Parent Common Stock is a sale made in conformity with the provisions of Rule 145(d), or is made pursuant to a registration statement under the Securities Act, Parent reserves the right to put an appropriate legend on the certificate issued to a transferee.

  In connection with the foregoing, Parent agrees as follows:

    (i) For so long as and to the extent necessary to permit the undersigned to sell the shares of Parent Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Parent shall use reasonable best efforts to file, on a timely basis, all reports required to be filed with the Securities and Exchange Commission ("SEC") by it pursuant to Section 13 of the Exchange Act, so long as it is subject to such requirement, furnish to the undersigned upon request a written statement as to whether Parent has complied with such reporting requirements during the 12 months preceding any proposed sale under Rule 145 and otherwise use its reasonable best efforts to permit such sales pursuant to Rule 145 and Rule
  144. Parent has filed, on a timely basis, all reports required to be filed with the SEC under Section 13 of the Securities Exchange Act of 1934, as amended, during the preceding 12 months.

    (ii) Parent agrees that the stock transfer instructions and legends referred to above shall be terminated or removed if the undersigned shall have delivered to Parent a copy of a letter from the staff of the SEC or an opinion of counsel with recognized expertise in securities law matters, in form and substance satisfactory to Parent, to the effect that such instructions and legends are not required for the purposes of the Securities Act.

  This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

  This letter agreement shall terminate if and when the Merger Agreement is terminated according to its terms.

  Please indicate your agreement with the foregoing by signing the acknowledgement below on the enclosed copies of this letter, and returning the same to the undersigned, whereupon this letter agreement shall become an effect agreement between Parent and the undersigned.

                                          Very truly yours,

                                          _____________________________________

                                          By:
                                            ___________________________________
                                            Name:
                                            Title:

Acknowledged and agreed as of the date hereof.

MBIA INC.

By:
  _____________________________________
  Name:
  Title:

SALOMON BROTHERS INC                                                     ANNEX B
Seven World Trade Center
New York, New York 10048

212-783-7000

                                                        -----------------
                                                          SALOMON BROTHERS
                                                          ---------------------
--------------------------------------------------------------------------------
                  SALOMON BROTHERS INC & WORLDWIDE AFFILIATES
--------------------------------------------------------------------------------
                                                               December 29, 1997

Board of Directors
CapMAC Holdings Inc.
885 Third Avenue
New York, New York 10022

Members of the Board:

  You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of shares of common stock, par value $.01 per share (the "Company Common Stock"), of CapMAC Holdings Inc. (the "Company") of the consideration to be received by such stockholders in the proposed merger (the "Proposed Merger") of the Company with MBIA Inc. ("MBIA") pursuant to an Agreement and Plan of Merger (the "Agreement") entered into among MBIA, CMA Acquisition Corporation ("Acquisition Sub") and the Company.

  As more specifically set forth in the Agreement, in the Proposed Merger Acquisition Sub will be merged into the Company and each issued and outstanding share of the Company Common Stock will be converted into the right to receive shares of common stock, $1 par value, of MBIA ("MBIA Common Stock") valued at $35.00, based on the Average Closing Price (as defined below) of the MBIA Common Stock, subject to adjustment. If the Average Closing Price is below $53.00 per share, each issued and outstanding share of Company Common Stock will be converted into the right to receive 0.6604 of one share of MBIA Common Stock; if the Average Closing Price is above $70.00 per share, each issued and outstanding share of Company Common Stock will be converted into the right to receive 0.5000 of one share of MBIA Common Stock. As used herein, the Average Closing Price shall mean the average of the closing sale prices of MBIA Common Stock on the New York Stock Exchange Composite Transactions Tape as reported by The Wall Street Journal on each of the 15 consecutive trading days immediately preceding the third trading day prior to the effective time of the Merger.

  As you are aware, Salomon Brothers Inc has acted as financial advisor to the Company in connection with the Proposed Merger and will receive a fee for our services, a substantial portion of which is contingent upon



Atlanta . Bangkok . Beijing . Boston . Chicago . Frankfurt . Hong Kong . London
 . Los Angeles . Madrid . Melbourne . Mexico . Milan . Moscow . New Delhi . New York . Osaka . Paris . San Francisco . Seoul . Singapore . Sydney . Taipei . Tokyo . Toronto . Zug . Zurich

SALOMON BROTHERS INC

                                                          ------------------
                                                            SALOMON BROTHERS
                                                            -------------------
consummation of the Proposed Merger. Additionally, Salomon Brothers Inc has previously rendered certain investment banking and financial services to the Company and MBIA, for which we received customary compensation. In addition, in the ordinary course of our business, we actively trade the debt and equity securities of both the Company and MBIA for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement, including the Exhibits and Schedules thereto; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the two year period ended December 31, 1996, the Quarterly Reports on Form 10-Q of the Company for each of the quarters from March 31, 1996 through September 30, 1997; (iii) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) statutory financial information of the Company's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1996 and for the three month periods ended March 31, 1997, June 30, 1997 and September 30, 1997; (v) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock, (vi) certain publicly available information concerning MBIA, including the Annual Reports on Form 10-K of MBIA for each of the years in the three year period ended December 31, 1996, the Quarterly Reports on Form 10-Q of MBIA for each of the quarters in the two year period ended September 30, 1997; (vii) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of MBIA furnished to us by MBIA for purposes of our analysis; (viii) certain publicly available information concerning the trading of, and the trading market for, the MBIA Common Stock; (ix) statutory information of MBIA's insurance subsidiaries for the years ended December 31, 1995 and 1996 and for the three month periods ended March 31, 1997, June 30, 1997, and September 30, 1997; (x) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and to MBIA, and the trading markets for certain of such other companies' securities; and (xi) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant. We have also met with certain officers and employees of the Company and MBIA to discuss the foregoing as well as other matters we believe relevant to our inquiry.

  In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided us or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not conducted a physical inspection of any of the properties or facilities of the Company or MBIA, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities. With respect to projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and MBIA and we express no view with respect to such projections or the assumptions on which they were based. We further have assumed that the conditions precedent to the Proposed Merger contained in the Agreement will be satisfied and the Proposed Merger will be consummated in accordance with the terms of the Agreement.

SALOMON BROTHERS INC

                                                          ------------------
                                                            SALOMON BROTHERS
                                                            -------------------

  In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company and MBIA; (ii) the business prospects of the Company and MBIA; (iii) the historical and current market for the Company Common Stock, the MBIA Common Stock and the equity securities of certain other companies that we believe to be comparable to the Company or MBIA; and (iv) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion as expressed below does not constitute an opinion or imply any conclusions as to the likely trading range for the MBIA Common Stock following consummation of the Proposed Merger. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock in the Proposed Merger and does not address the Company's underlying business decision to effect the Proposed Merger or constitute a recommendation to any holder of Company Common Stock as to how such holder should vote with respect to the Proposed Merger.

  The opinion is intended solely for the benefit of the Board of Directors of the Company in considering the transaction to which it relates and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Salomon Brothers Inc, except that this opinion may be reproduced in full in, and references to the opinion and to Salomon Brothers Inc and its relationship with the Company (in each case in such form as Salomon Brothers Inc shall approve) may be included in, the proxy statement the Company distributes to holders of Company Common Stock in connection with the Proposed Merger and in the registration statement on Form S-4 filed by MBIA of which such proxy statement forms a part.

  Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the consideration to be received by the holders of Company Common Stock in the Proposed Merger is fair, from a financial point of view, to such holders.

                                         Very truly yours,

                                         Salomon Brothers Inc

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  MBIA was incorporated under the laws of the State of Connecticut in 1986.
Section 33-771 of the Connecticut Business Corporation Act (the "CBCA") states that, unless its certificate of incorporation otherwise provides, a Corporation formed under Connecticut law prior to January 1, 1997 shall indemnify under Sections 33-770 to 33-778, inclusive, as amended, a director to the same extent the corporation is permitted to provide the same to a director pursuant to Section 33-771(a)(1), (b), (c) and (d). The obligation to indemnify is subject to certain limitations set forth in Section 33-775 of the CBCA, which require a determination in each case, in the manner set forth in
Section 33-775, that indemnification of the director is permissible and authorized. Under Section 33-774 of the CBCA, a director may also apply to a court of competent jurisdiction for indemnification. Section 33-776(d) of the CBCA provides that a corporation incorporated under Connecticut law prior to January 1, 1997 shall also indemnify each of its officers who is not a director to the same extent as the corporation is permitted to provide the same to a director under Section 33-771(a)(1), (b), (c) and (d), as limited by
Section 33-775. The general counsel or other officers specified by the Board of Directors may make the determination required by Section 33-775, in addition to the persons specified in that Section.

  In general, Section 33-771 provides that a corporation may indemnify an individual made a party to a proceeding because he is a director against liability incurred in the proceeding if: (1) (A) he conducted himself in good faith; (B) he reasonably believed (i) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation and
(ii) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or (2) he engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the certificate of incorporation as authorized by Section 33-636(b)(5) of the CBCA. Sections 33-772 and 33-773 of the CBCA require or permit a corporation, in certain circumstances and subject to certain limitations set forth therein, to also indemnify a director against reasonable expenses incurred in such a proceeding.

  Section 33-771(d) provides that, unless ordered by a court, a corporation may not indemnify a director (1) in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under 33-771(a); or (2) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled whether or not involving action in his official capacity.

  MBIA has purchased insurance providing officers and directors of MBIA (and their heirs and other legal representatives) coverage against certain liabilities arising from any negligent act, error, omission or breach of duty claimed against them solely by reason of their being such officers and directors, and providing coverage for MBIA against its obligation to provide indemnification as required by the above-described statutes and the Amended and Restated Certificate of Incorporation. The insurance policy has a $50 million aggregate policy limit for any loss or losses during the policy year.

  The Amended and Restated Shareholders' Agreement among MBIA and its Founding Shareholders provides for indemnification of the shareholders that are parties thereto under certain circumstances (filed as Exhibit 10.30 to MBIA's Registration Statement on Form S-1 (Registration No. 33-14474)).

ITEM 21. EXHIBITS

   2.01 Agreement and Plan of Merger, dated as of November 13, 1997, among CapMAC Holdings, Inc., MBIA Inc. and CMA Acquisition Corporation (included as Annex A to the Proxy Statement/Prospectus).
   2.02 Amendment No. 1, dated January 16, 1998, to the Agreement and Plan of Merger, dated as of November 13, 1997, among CapMAC Holdings Inc., MBIA Inc. and CMA Acquisition Corporation (included as Annex A to the Supplement).
   4.01 Specimen stock certificates representing shares of Common Stock, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1, filed with the Commission on May 21, 1987 (Registration No. 33-14474).
   4.02 Rights Agreement, dated as of December 12, 1991, between MBIA Inc. and Mellon Bank, N.A., as Rights Agent, incorporated by reference to
        Exhibit 1 to the Form 8-A and the Current Report on Form 8-K, filed with the Commission December 31, 1991, as amended by Amendment No. 1 to the Rights Agreement, incorporated by reference to Exhibit 1 to the Form 8-A and the Current Report on Form 8-K, filed with the Commission on October 27, 1994.
   5.01 Opinion of Day, Berry & Howard.
   8.01 Opinion of Debevoise & Plimpton as to tax matters.
   8.02 Opinion of Simpson Thacher & Bartlett as to tax matters.
  23.01 Consent of Coopers & Lybrand L.L.P.
  23.02 Consent of KPMG Peat Marwick LLP.
  23.03 Consent of Day, Berry & Howard (contained in Exhibit 5.01).
  23.04 Consent of Debevoise & Plimpton (contained in Exhibit 8.01).
  23.05 Consent of Simpson Thacher & Bartlett (contained in Exhibit 8.02).
  23.06 Consent of Salomon Brothers Inc (contained in Exhibit 99.05).
  24.01 Powers of Attorney.
  99.01 Opinion of Salomon Brothers Inc dated December 29, 1997 (included as Annex B to the Proxy Statement/Prospectus).
  99.02 Form of proxy card accompanying the Proxy Statement/Prospectus.
  99.03 Chairman's letter to stockholders of CapMAC accompanying the Proxy Statement/Prospectus.
  99.04 Notice of Special Meeting of stockholders of CapMAC.
  99.05 Opinion of Salomon Brothers Inc dated January 16, 1998 (included as Annex B to the Supplement).
  99.06 Form of proxy card accompanying the Supplement.
  99.07 Chairman's letter to stockholders of CapMAC accompanying the Supplement.

ITEM 22. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrants pursuant to the foregoing provisions or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (8) To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ARMONK, STATE OF NEW YORK, ON JANUARY 27, 1998.

                                          MBIA INC.
                                          (Registrant)

                                                  /s/ David H. Elliott
                                          By: _________________________________
                                            DAVID H. ELLIOTT CHAIRMAN, CHIEF
                                             EXECUTIVE OFFICER AND DIRECTOR

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE

        /s/ David H. Elliott           Chairman, Chief
-------------------------------------   Executive Officer        January 27,
          DAVID H. ELLIOTT              and Director              1998
                                        (principal
                                        executive officer)

        /s/ Richard L. Weill           President and
-------------------------------------   Director                 January 27,
          RICHARD L. WEILL                                        1998

      /s/ Julliette S. Tehrani         Executive Vice
-------------------------------------   President, Chief         January 27,
        JULLIETTE S. TEHRANI            Financial Officer         1998
                                        and Treasurer
                                        (principal
                                        financial officer)

      /s/ Elizabeth B. Sullivan        Vice President and
-------------------------------------  Controller                January 27,
        ELIZABETH B. SULLIVAN          (principal                 1998
                                       accounting officer)

                  *                    Director
-------------------------------------                            January 27,
        JOSEPH W. BROWN, JR.                                      1998

                  *                    Director
-------------------------------------                            January 27,
           DAVID C. CLAPP                                         1998

              SIGNATURE                         TITLE                DATE

                  *                     Director
-------------------------------------                            January 27,
         CLAIRE L. GAUDIANI                                       1998

                  *                     Director
-------------------------------------                            January 27,
        WILLIAM H. GRAY, III                                      1998

                  *                     Director
-------------------------------------                            January 27,
          FREDA S. JOHNSON                                        1998

                  *                     Director
-------------------------------------                            January 27,
          DANIEL P. KEARNEY                                       1998

                  *                     Director
-------------------------------------                            January 27,
         JAMES A. LEBENTHAL                                       1998

                  *                     Director
-------------------------------------                            January 27,
        PIERRE-HENRI RICHARD                                      1998

                  *                     Director
-------------------------------------                            January 27,
            JOHN A. ROLLS                                         1998

         /s/ Louis G. Lenzi
*By: ________________________________
   LOUIS G. LENZI ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

   *2.01 Agreement and Plan of Merger, dated as of November 13, 1997, among
         CapMAC Holdings, Inc., MBIA Inc. and CMA Acquisition Corporation
         (included as Annex A to the Proxy Statement/Prospectus).
   *2.02 Amendment No. 1, dated January 16, 1998, to the Agreement and Plan of
         Merger, dated as of November 13, 1997, among CapMAC Holdings Inc.,
         MBIA Inc. and CMA Acquisition Corporation (included as Annex A to the
         Supplement).
   *4.01 Specimen stock certificates representing shares of Common Stock, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1, filed with the Commission on May 21, 1987 (Registration
         No. 33-14474).
   *4.02 Rights Agreement, dated as of December 12, 1991, between MBIA Inc. and
         Mellon Bank, N.A., as Rights Agent, incorporated by reference to
         Exhibit 1 to the Form 8-A and the Current Report on Form 8-K, filed with the Commission December 31, 1991, as amended by Amendment No. 1 to the Rights Agreement, incorporated by reference to Exhibit 1 to the Form 8-A and the Current Report on Form 8-K, filed with the Commission on October 27, 1994.
   *5.01 Opinion of Day, Berry & Howard.
   *8.01 Opinion of Debevoise & Plimpton as to tax matters.
   *8.02 Opinion of Simpson Thacher & Bartlett as to tax matters.
  *23.01 Consent of Coopers & Lybrand L.L.P.
  *23.02 Consent of KPMG Peat Marwick LLP.
  *23.03 Consent of Day, Berry & Howard (contained in Exhibit 5.01).
  *23.04 Consent of Debevoise & Plimpton (contained in Exhibit 8.01).
  *23.05 Consent of Simpson Thacher & Bartlett (contained in Exhibit 8.02).
  *23.06 Consent of Salomon Brothers Inc (contained in Exhibit 99.05).
  *24.01 Powers of Attorney.
  *99.01 Opinion of Salomon Brothers Inc dated December 29, 1997 (included as
         Annex B to the Proxy Statement/Prospectus).
  *99.02 Form of proxy card accompanying the Proxy Statement/Prospectus.
  *99.03 Chairman's letter to stockholders of CapMAC accompanying the Proxy
         Statement/Prospectus.
  *99.04 Notice of Special Meeting of stockholders of CapMAC.
  *99.05 Opinion of Salomon Brothers Inc dated January 16, 1998 (included as
         Annex B to the Supplement).
 **99.06 Form of proxy card accompanying the Supplement.
 **99.07 Chairman's letter to stockholders of CapMAC accompanying the Supplement.

--------
 *Previously filed
**Filed herewith